Filed Pursuant to Rule 424(b)(4)
File No. 333-143306
PROSPECTUS

3,301,260 Shares

First Mercury
Financial Corporation

Common Stock
$19.25 per share

We are selling 200,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 3,101,260 shares. We will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders. We have granted the underwriters an option to purchase up to 495,189 additional shares of common stock from us to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “FMR.” The last reported sale price of our common stock on June 14, 2007 was $19.36 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$19.25	$63,549,255
Underwriting Discount	$1.06	$3,499,336
Proceeds to the Company (before expenses)	$18.19	$3,638,000
Proceeds to the selling stockholders (before expenses)	$18.19	$56,411,919

The underwriters expect to deliver the shares to purchasers on or about June 20, 2007.

JPMorgan	Keefe, Bruyette & Woods

Prospectus dated June 14, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary highlights information about this offering and our company, which includes First Mercury Financial Corporation, which we refer to as FMFC, its subsidiaries and First Mercury Holdings, Inc., formerly our sole stockholder, which we refer to as Holdings. Holdings was formed in connection with the notes offering and repurchase of shares of minority stockholders that occurred in August 2005 as described in “The Company,” which we refer to as the Holdings Transaction. Holdings was merged with and into FMFC on October 16, 2006, immediately prior to the completion of our initial public offering. In this prospectus, unless the context otherwise indicates, “we,” “us,” and “our” refer to FMFC and its subsidiaries and, subsequent to the Holdings Transaction but prior to such merger, Holdings and its subsidiaries. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus. Certain insurance terms used in this prospectus are defined in the “Glossary of Selected Insurance Terms” included herein.

Overview

We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 34 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed significant underwriting expertise and a cost-efficient infrastructure. Over the last seven years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors. As part of this extension of our business, we have increased our underwriting staff and opened offices in Chicago, Dallas, Naples, Florida, Boston and Irvine, California.

As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. Our combined ratio, a customary measure of underwriting profitability, has averaged 67.1% over the past three years. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured. We believe this flexibility has a beneficial impact on our underwriting profitability and our combined ratio.

In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 25.8% over the past three calendar years.

Our CoverX subsidiary is a licensed wholesale insurance broker that produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. We participate in the risk on insurance policies sold through CoverX, which we refer to as policies produced by CoverX, generally by directly writing the policies through our insurance subsidiaries and then retaining all or a portion of the risk. The portion of the risk that we decide not to retain is ceded to, or assumed by, reinsurers in exchange for paying the reinsurers a proportionate amount of the premium received by us for issuing the policy. This cession is commonly referred to as reinsurance. Depending on market conditions, we can retain a higher or lower amount of premiums produced by CoverX.

Prior to June 2004, when the rating of our insurance subsidiary, First Mercury Insurance Company, or FMIC, was upgraded by A.M. Best Company, Inc., or A.M. Best, to “A−,” we did not directly write a significant amount of insurance policies produced by CoverX, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies produced by CoverX. Under these fronting arrangements, we then controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded directly to other reinsurers. In connection with our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX.

Effective January 1, 2007, FMIC and our other insurance subsidiary, All Nation Insurance Company, or ANIC, entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC. ANIC’s A.M. Best rating was upgraded to “A−” as a result.

Our direct and assumed written premiums grew from $92.1 million in 2004 to $218.2 million in 2006. These amounts do not include $54.8 million and $11.9 million of premiums in 2004 and 2006, respectively, that were produced and underwritten by CoverX and directly written by our fronting insurers. A discussion of how the shift from relying on fronting relationships to directly writing insurance has impacted our financial presentation and our direct and assumed written premiums is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

We have written general liability insurance for the security industry, which includes security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses, for 34 years. We focus on small and mid-size accounts that are often underserved by other insurance companies. For 2006 and the three months ended March 31, 2007, our direct and assumed written premiums from security classes represented 31.2% and 26.8%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for security classes has been 61.2% over the past 20 accident years and 39.8% over the past three accident years. A loss and allocated loss adjustment expense ratio consists of the total net incurred losses and allocated loss adjustment expenses related to a specified class or classes of business divided by the total net earned premium related to a specified class or classes of business over the same time period. We believe that this calculation is useful in providing information on the historical long term underwriting performance of our business from security classes and is an indicator of how an insurance company has managed its risk exposure.

We have leveraged our nationally recognized CoverX brand, our broad distribution channels through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We write general liability insurance for other specialty classes primarily consisting of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, legal professional liability, and, most recently, hospitality and employer general liability coverage. As part of this extension of our business, we have increased our underwriting staff and opened regional offices in Chicago, Dallas, Naples, Florida, Boston and Irvine, California. For 2006 and the three months ended March 31, 2007, our direct and assumed written premiums from other specialty classes represented 68.8% and 73.2%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for other specialty classes has been 42.7% over the past three accident years and 47.2% over the past seven accident years, which represents the period in which we have expanded our business in other specialty classes. We believe this calculation is useful in providing information on the underwriting performance of business from other specialty classes for the seven-year period. Because we have limited experience in these classes compared to security classes, loss and allocated loss adjustment expense ratio may not be indicative of the long term underwriting performance of our business from other specialty classes.

Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers, and generated $10.9 million in commission and fee income in 2006. Most of this revenue is generated by American Risk Pooling Consultants, Inc. and its subsidiaries, which we refer to as ARPCO, through which we provide third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services.

For the year ended December 31, 2006, our operating income was $50.2 million, a 24% increase over the prior year, and our net income was $21.9 million, a 4% decrease over the prior year. For the three months ended March 31, 2007, our operating income was $16.3 million, a 53% increase over the three months ended March 31, 2006, and our net income was $10.0 million, an 85% increase from the same period in 2006. As of March 31, 2007, we had total assets of $566.7 million and stockholders’ equity of $182.8 million. The changes in net income from 2005 to 2006 and from the three months ended March 31, 2006 compared to the corresponding period in 2007 were not comparable to the respective changes in operating income due to interest expense incurred after August 17, 2005 on the $65.0 million in senior notes issued in August 2005 and repaid in October 2006.

Competitive Strengths

The following competitive strengths drive our ability to execute our business plan and growth strategy:

•	Recognized Brand and Nationwide Distribution Platform. Our CoverX brand has been well-known among insurance brokers and agents for over 30 years. Brokers and agents have depended upon us to provide a consistent insurance market since 1973 for security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. We have developed relationships with numerous brokers nationwide, and produced business from approximately 1,000 different brokers in 2006. Throughout our history, we have successfully leveraged our brand and broker distribution network to enter into other specialty classes of business.

•	Proprietary Data and Underwriting Expertise. Recognizing the importance of the collection of claims and loss information, we have developed and maintained an extensive database of underwriting and claims information that we believe is unmatched by our competitors and which includes over 20 years of loss information. We believe our database and underwriting expertise allow us to price the risks that we insure more appropriately than our competitors. We also enhance our historical risk database by using our knowledge to draft extensively customized forms which precisely define the exposures that we insure.

•	Opportunistic Business Model. Because CoverX controls a broad policy distribution network through its relationships with brokers and possesses significant underwriting expertise, we have the ability to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. We have the ability to offset lower net written premiums by generating higher fee income by either underwriting through CoverX on behalf of third party insurance carriers or ceding more risk to reinsurers.

•	Cost-Efficient Operating Structure. We believe that our cost-efficient operating structure allows us to focus on underserved, small accounts more profitably than our competitors. We streamlined our underwriting and claims processes to create a paperless interactive process that requires significantly less administration. While the premiums generated from insurance policies produced by CoverX increased from $28.1 million in 2000 to $230.1 million in 2006, our total employees over that same period only increased from 110 to 142.

•	Significant Commission and Fee Income Earnings. We have demonstrated the ability to generate non-risk bearing commissions and fees that provide a significant recurring source of income, and as a result, our revenue and net income are not solely dependent upon our underwriting results.

•	Proven Leadership and Highly Experienced Employees. Our management team, led by our Chairman, President and Chief Executive Officer, Richard H. Smith, has an average of over 25 years of insurance experience. Additionally, both our underwriters and our senior claims personnel average over 20 years of experience in the insurance industry.

Business Challenges

We face the following challenges in conducting our business:

•	Our Continued Success is Dependent Upon Our Ability to Maintain Our Third Party Ratings to Continue to Engage in Direct Insurance Writing. Any downgrade in the rating that FMIC receives from A.M. Best could prevent us from engaging in direct insurance writing or being able to obtain adequate reinsurance on competitive terms, which could lead to decreased revenue and earnings.

•	We Need to Maintain Adequate Reserves. Our actual incurred losses may exceed the loss and loss adjustment expense reserves we maintain, which could have a material adverse effect on our results of operations and financial condition.

•	We Bear Credit Risk With Respect to Our Reinsurers. We continue to have primary liability on risks we cede to reinsurers. If any of these reinsurers fails to pay us on a timely basis or at all, we could experience losses.

•	Our Continued Success is Dependent Upon Our Ability to Obtain Reinsurance on Favorable Terms. We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced.

•	A Substantial Portion of Our Business is Concentrated in the Security Industry. Our direct and assumed written premiums from security classes represented 31.2% and 26.8% of our total premiums produced in 2006 and the three months ended March 31, 2007, respectively. As a result, any adverse changes in the security insurance market could reduce our underwriting profitability.

•	We Operate in a Highly Competitive Market. It is difficult to attract and retain business in the highly competitive market in which we operate. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly and we might not be able to effectively compete.

Strategy

We intend to grow our business while enhancing underwriting profitability and maximizing capital efficiency by executing the following strategies:

•	Profitably Underwrite. We will continue to focus on generating an underwriting profit in each of our classes, regardless of market conditions. Our average combined ratio for the last three years was 67.1%, comprised of an average loss ratio of 50.3% and an average expense ratio of 16.8%. Our ability to achieve similar underwriting results in the future depends on numerous factors discussed in the “Risk Factors” section and elsewhere in this prospectus, many of which are outside of our control.

•	Opportunistically Grow. We plan to opportunistically grow our business in markets where we can use our expertise to generate consistent profits. Our ability to opportunistically grow our business may be impeded by factors such as our vulnerability to adverse events affecting our existing lines, the ability to acquire and retain additional underwriting expertise, and the ability to attract and retain business in the competitive environment in which we operate. Our growth strategy includes the following:

•	Selectively Retain More of the Premiums Generated from Insurance Policies Produced by CoverX. In 2006, our insurance subsidiaries retained 62.1% of the premiums generated from insurance policies produced by CoverX, either by directly writing these premiums or by assuming these premiums under our fronting arrangements. The remaining portion, or 37.9%, of these premiums were ceded to reinsurers through quota share and excess of loss reinsurance or retained by the issuing fronting carriers. We intend to continue to selectively retain more of these premiums and to use quota share and other reinsurance arrangements.

•	Selectively Expand Geographically and into Complementary Classes of General Liability Insurance. We provide general liability insurance to certain targeted niche market segments where we believe our experience and infrastructure give us a competitive advantage. We believe there are numerous opportunities to expand our existing general liability product offerings both geographically and into complementary classes of specialty insurance. We intend to identify additional classes of risks that are related to our existing insurance products where we can leverage our experience and data to profitably expand.

•	Enter into Additional Niche Markets and Other Specialty Commercial Lines of Business. We plan to leverage our brand recognition, extensive distribution network, and underwriting expertise to enter into new E&S lines or admitted markets in which we believe we can capitalize on our underwriting and claims platform. We intend to expand into these markets and other lines through internal growth, as well as by making acquisitions and hiring teams of experienced underwriters.

•	Actively Pursue Opportunities for Commission and Fee Income Growth. To the extent we have more market opportunities than we choose to underwrite on our own balance sheet, we plan to pursue and leverage these opportunities to generate commission and fee income by providing our distribution, underwriting and claims services to third party carriers or insureds.

•	Continue to Focus on Opportunistic Business Model. We intend to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. The efficient deployment of our capital, in part, requires that we appropriately anticipate the amount of premiums that we will write and retain. Changes in the amount of premiums that we write or retain may cause our financial results to be less comparable from period to period.

•	Efficiently Deploy Capital. To the extent the pursuit of the growth opportunities listed above require capital that is in excess of our internally generated capital, we may raise additional capital in the form of debt or equity in order to pursue these opportunities. We have no current specific plans to raise additional capital and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Maintaining at least an “A−” rating from A.M. Best is critical to us, and will be a principal consideration in our decisions regarding capital as well as our underwriting, reinsurance and investment practices.

Corporate History

CoverX was founded in 1973 as an underwriter and broker of specialty commercial insurance products with a specific concentration on the security market. In 1985, our founding shareholder formed the predecessor of First Mercury Insurance Company, which we refer to as FMIC, to become the reinsurer of business produced by CoverX and fronted by other insurance companies. In June 2004, we raised $40.0 million from the issuance of convertible preferred stock to an entity controlled by Glencoe Capital, LLC, which we refer to as Glencoe. Glencoe is controlled by David S. Evans, its Chairman. The convertible preferred stock issuance enabled FMIC to obtain an “A−” rating from A.M. Best and reduce its reliance on fronting carriers. In August 2005, we completed a transaction after which Glencoe became our controlling shareholder. This transaction was financed by the issuance of $65.0 million aggregate principal amount of Senior Floating Rate Notes due 2012, which we refer to as the senior notes. We repurchased these senior notes with a portion of the net proceeds from our initial public offering. In connection with our initial public offering, the convertible preferred stock was converted into common stock and cash, we repurchased 4,705,882 shares of common stock held by Glencoe and Glencoe’s stock ownership was reduced to 10.9% of our outstanding common stock.

Our principal executive offices are located at 29110 Inkster Road, Suite 100, Southfield, Michigan 48034 and our telephone number at that address is (800) 762-6837. Our website is located at www.firstmercury.com.  The information on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	200,000 shares

Common stock offered by the selling stockholders	3,101,260 shares

Common stock outstanding after this offering	17,540,979 shares

Over-allotment option	We have granted the underwriters an option to purchase up to 495,189 shares of common stock from us to cover over-allotments.

NYSE symbol	FMR

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $3.2 million. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

Dividend policy	Our board of directors does not intend to declare cash dividends for the foreseeable future on our common stock.

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes that the underwriters will not exercise their over-allotment option to purchase up to an additional 495,189 shares from us; and

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 927,775 shares of common stock issuable upon the exercise of outstanding stock options under our 1998 Stock Compensation Plan (the “1998 Plan”) and 476,188 shares of common stock issuable upon exercise of outstanding stock options under our Omnibus Incentive Plan of 2006 (the “Omnibus Plan”). An additional 1,013,664 shares are available for issuance under the Omnibus Plan.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL AND OTHER DATA

The table shown below presents our summary historical and unaudited pro forma consolidated financial and other data for the years ended December 31, 2006, 2005 and 2004 and the three months ended March 31, 2007 and 2006. The summary historical and unaudited pro forma consolidated financial and other data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data,” “Capitalization” and the consolidated annual and interim financial statements and accompanying notes included elsewhere in or incorporated by reference in this prospectus. The summary historical and unaudited pro forma consolidated financial and other data included below and elsewhere in or incorporated by reference in this prospectus are not necessarily indicative of future performance.

On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, which we refer to as the Holdings Transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering.

The summary historical and consolidated financial and other data presented below for the year ended December 31, 2004 (Predecessor) have been derived from the audited consolidated financial statements of our predecessor incorporated by reference in this prospectus. The information presented for the year ended December 31, 2005 reflects the pro forma combined results of the predecessor and the successor companies as it relates to the Holdings Transaction. The pro forma information presented below for the years ended December 31, 2006 and 2005 and the three months ended March 31, 2006 reflect certain pro forma adjustments to exclude the impact of interest expense, the amortization of debt issuance costs, write-off of remaining debt issuance costs in the fourth quarter of 2006, prepayment penalty in the fourth quarter of 2006, and federal tax benefits arising from the senior notes that were repaid in full with the proceeds from our initial public offering. See “Unaudited Pro Forma Consolidated Statements of Income.”

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004(1)
		Pro Forma	Pro Forma	Pro Forma
	Successor	Successor	Successor	Combined	Predecessor
	(Dollars in thousands, except share and per share data)

Income Statement Data:
Direct and assumed written premiums	$60,600	$56,876	$218,181	$175,896	$92,066
Net written premiums	34,460	27,108	142,926	105,701	72,895
Net earned premiums	44,929	28,529	110,570	97,722	61,291
Commissions and fees	4,657	4,444	16,692	26,076	33,730
Net investment income	3,294	2,129	9,676	6,718	4,619
Net realized gains (losses) on investments	135	(153)	517	220	(120)
Total operating revenues	53,015	34,949	137,455	130,736	99,520
Losses and loss adjustment expenses, net	23,954	14,907	56,208	55,094	26,854
Amortization of deferred acquisition expenses	8,739	4,894	16,358	20,630	15,713
Underwriting, agency and other operating expenses	3,730	4,210	13,458	13,470	26,953
Amortization of intangible assets	307	292	1,270	1,166	632
Total operating expenses	36,730	24,303	87,294	90,360	70,152
Operating income	16,285	10,646	50,161	40,376	29,368
Interest expense	982	438	1,920	2,279	1,697
Income taxes	5,229	3,635	16,884	13,754	10,006
Net income	$9,967	$6,802	$31,397	$24,908	$17,735
Net Income Per Share Data:(2)
Basic — historical	$0.58	$1.41	$4.12	$5.17	$1.32
Diluted — historical	0.55	0.55	2.27	2.07	1.05
Weighted-average shares outstanding basic — historical	17,331,901	4,183,479	6,907,905	4,146,045	12,041,334
Weighted-average shares outstanding diluted — historical	18,183,841	12,291,514	13,831,649	12,044,004	16,872,247
GAAP Underwriting Ratios:
Loss ratio(3)	53.3%	52.3%	50.8%	56.4%	43.8%
Expense ratio(4)	20.4%	22.5%	16.9%	14.3%	18.9%

Combined ratio(5)	73.7%	74.8%	67.7%	70.7%	62.7%

	As of March 31, 2007
	Actual	As Adjusted(6)
	(Dollars in thousands)

Balance Sheet Data:
Total investments	$359,982	$363,160
Total assets	566,665	569,843
Loss and loss adjustment expense reserves	211,271	211,271
Unearned premium reserves(7)	97,943	97,943
Long-term debt	46,394	46,394
Total stockholders’ equity	182,848	186,026

(1)	Includes the operations of ARPCO from the date of acquisition of ARPCO in June 2004.

(2)	Net income per share and weighted average shares outstanding reflect a 925-for-1 stock split of our common stock which occurred prior to the completion of our initial public offering. The only significant difference between basic and diluted net income per share is the treatment of options.

(3)	Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.

(4)	Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.

(5)	A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(6)	As adjusted for the sale of 200,000 shares of our common stock in this offering at the offering price to the public of $19.25 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

(7)	Unearned premium reserves are reserves established for the portion of premiums that is allocable to the unexpired portion of the policy term.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business operations. Any of the risks described below could result in a significant or material adverse effect on our financial condition or our results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income.

Third party rating agencies periodically assess and rate the claims-paying ability of insurers based on criteria established by the rating agencies. In June 2004, FMIC received an “A−” rating (the fourth highest of fifteen ratings) with a stable outlook from A.M. Best Company, Inc., or A.M. Best, a rating agency and publisher for the insurance industry. This rating is not a recommendation to buy, sell or hold our securities but is viewed by insurance consumers and intermediaries as a key indicator of the financial strength and quality of an insurer. FMIC currently has the lowest rating necessary to compete in our targeted markets as a direct insurance writer because an “A−” rating or higher is required by many insurance brokers, agents and policyholders when obtaining insurance and by many insurance companies that reinsure portions of our policies.

Our A.M. Best rating is based on a variety of factors, many of which are outside of our control. These factors include our business profile and the statutory surplus of our insurance subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us. Other factors include balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy) and operating performance. Any downgrade of our ratings could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly rated, competitors and increase the cost or reduce the availability of reinsurance to us. Without at least an “A−” A.M. Best rating for FMIC, we could not competitively engage in direct insurance writing, but instead would be heavily dependent on fronting carriers to underwrite premiums. These fronting arrangements would require us to pay significant fees, which could then cause our earnings to decline. Moreover, we may not be able to enter into fronting arrangements on acceptable terms, which would impair our ability to operate our business.

Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC, affirming FMIC’s “A−” rating and upgrading ANIC’s rating to “A−”.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition or our results of operations.

We are liable for losses and loss adjustment expenses under the terms of the insurance policies issued directly by us and under those for which we assume reinsurance obligations. As a result, if we fail to accurately assess the risk associated with the business that we insure, our loss reserves may be inadequate to cover our actual losses. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. In addition, our policies generally do not provide limits on defense costs, which could increase our liability exposure under our policies.

We establish loss and loss adjustment expense reserves with respect to reported and unreported claims incurred as of the end of each period. Our loss and loss adjustment expense reserves were $191.0 million, $113.9 million, and $68.7 million at December 31, 2006, 2005 and 2004, respectively, and $211.3 million at March 31, 2007, all of which are gross of ceded loss and loss adjustment expense reserves. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

•	actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;

•	estimates of future trends in claims severity and frequency;

•	assessment of asserted theories of liability; and

•	analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions.

Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. For example, insurers have been held liable for large awards of punitive damages, which generally are not reserved for. In many cases, estimates are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Accordingly, the ultimate liability may be more or less than the current estimate. While we set our reserves based on our assessment of the insurance risk assumed, as we have expanded into new specialty classes of business, we do not have extensive proprietary loss data for other specialty classes to use to develop reserves. Instead, we must rely on industry loss information, which may not reflect our actual claims results. As a result, our continued expansion into new specialty classes may make it more difficult to ensure that our actual losses are within our loss reserves.

If any of our reserves should prove to be inadequate, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. In addition, future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity as well as our financial strength rating.

Under generally accepted accounting principles, or GAAP, we are only permitted to establish loss and loss adjustment expense reserves for losses that have occurred on or before the financial statement date. Case reserves and incurred but not reported, or IBNR, reserves contemplate these obligations. No contingency reserve allowances are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience losses.

Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. Although reinsurance makes the reinsurer liable to us to the extent of the risk transferred or ceded to the reinsurer, this arrangement does not relieve us of our primary liability to our policyholders. Moreover, our primary liability for losses and loss adjustment expenses under the insurance policies that we underwrite will increase as our business shifts from relying on fronting arrangements to our direct writing of insurance. At March 31, 2007, we had $98.8 million of reinsurance recoverables. We expect our recoverables from reinsurers to increase as we increase the insurance that we directly write instead of using a fronting relationship. Under fronting arrangements, policies produced by our CoverX subsidiary were directly written by third party insurers, and a portion of the risk under these policies was assumed by us or other reinsurers for a portion of the related premium. With the elimination of most of our fronting relationships in May 2005, we became the direct writer of substantially all of the policies produced by us, and as a result, our premiums ceded to reinsurers has increased from 2004 to 2006. Most of our reinsurance recoverables are from four reinsurers, consisting of subsidiaries of ACE Limited, Swiss Reinsurance America Corporation, Platinum Underwriters Reinsurance, Inc. and W.R. Berkley Corp. At March 31, 2007, the balances from ACE

Limited, Swiss Reinsurance America Corporation, Platinum Underwriters Reinsurance, Inc. and W.R. Berkley Corp. were $62.4 million, $25.9 million, $4.3 million and $1.1 million, respectively. Although we believe that we have high internal standards for reinsurers with whom we place reinsurance, we cannot assure you that our reinsurers will pay reinsurance claims on a timely basis or at all. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected, which would have a material adverse effect on our financial condition and operating results.

We may not be able to obtain adequate reinsurance coverage or reinsurance on acceptable terms.

We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced. The reinsurance market has changed dramatically over the past few years as a result of a number of factors, including inadequate pricing, poor underwriting and the significant losses incurred as a consequence of the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities generally are subject to annual renewal and are from four reinsurers. We cannot provide any assurance that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates.

The failure of any of the loss limitations or exclusions we employ or changes in other claim or coverage issues could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as loss limitations, exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies in an attempt to limit exposure to known risks. As industry practices and legal, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the size or number of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of claims relating to construction defects, which often present complex coverage and damage valuation questions. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business.

In addition, we craft our insurance policy language to limit our exposure to expanding theories of legal liability such as those which have given rise to claims for lead paint, asbestos, mold and construction defects. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition, as well as limitations restricting the period during which a policyholder may bring a breach of contract or other claim against our company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. It is possible that a court or regulatory authority could nullify or void an exclusion or that legislation could be enacted which modifies or bars the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until some time after we have issued insurance policies that are affected by the changes. As a result, we may not know the full extent of liability under our insurance contracts for many years after a contract is issued.

The lack of long-term operating history and proprietary data on claims results for relatively new specialty classes may cause our future results to be less predictable.

Since 2000, we have expanded our focus on new classes of the specialty insurance market, which we refer to as other specialty classes, in addition to our long-standing business for security classes. Other specialty classes represented 24.2% of our premiums produced in 2000 and 68.8% of our premiums produced in 2006. As a result of this expansion, we have a more limited operating and financial history available for other specialty classes when compared to our data for security classes. This may adversely impact our ability to adequately price the insurance we write to reflect the risk assumed and to exclude risks that generate large or frequent claims and to establish appropriate loss reserves. For example, in 2005, we increased our reserves applicable to other specialty classes by approximately $6.2 million, principally as a result of using updated industry loss development factors in the calculations of ultimate expected losses and reserves on those classes that we believed were more closely aligned with our classifications and coverage limits and actual emerging experience. Because we rely more heavily on industry data in calculating reserves for other specialty classes than we do for security classes, we may need to further adjust our reserve estimates for other specialty classes in the future, which could materially adversely affect our operating results.

Our growth may be dependent upon our successful acquisition and retention of additional underwriting expertise.

Our operating results and future growth depend, in part, on the acquisition and successful retention of underwriting expertise. We rely on a small number of underwriters in the other specialty classes for which we write policies. For example, we significantly expanded our business into other specialty classes in 2000 by hiring three senior underwriters and we introduced legal professional liability coverage by contracting with one underwriter who operates in Boston. In 2007, we introduced employers general liability and hospitality general liability by contracting with two new underwriters. In addition, we intend to continue to expand into other specialty classes through the acquisition of key underwriting personnel. While we intend to continue to search for suitable candidates to augment and supplement our underwriting expertise in existing and additional classes of specialty insurance, we may not be successful in identifying, hiring and retaining candidates. If we are successful in identifying candidates, there can be no assurance that we will be able to hire and retain them or, if they are hired and retained, that they will be successful in enhancing our business or generating an underwriting profit.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our future capital requirements, especially those of our insurance subsidiaries, depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses and loss adjustment expenses. We may need to raise additional funds to the extent that our cash flows are insufficient to fund future operating requirements, support growth and maintain our A.M. Best rating. Many factors will affect our capital needs, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available or may be available only on terms, amounts or time periods that are not favorable to us. Equity financings could be dilutive to our existing stockholders and debt financings could subject us to covenants that restrict our ability to operate our business freely. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our business could be adversely affected by the loss of one or more key employees.

We are substantially dependent on a small number of key employees at our operating companies, in particular Richard H. Smith, our Chairman, President and Chief Executive Officer, and our key underwriting employees. We believe that the experience and reputation in the insurance industry of Mr. Smith and our key underwriting employees are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may be unsuccessful in doing so. The loss of the services of Mr. Smith or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our operations.

Our insurance business is concentrated in relatively few specialty classes.

Premiums produced for security classes represented 31.2% and 26.8% of our total direct and assumed written premiums in 2006 and for the three months ended March 31, 2007, respectively. As a result, any changes in the security insurance market, such as changes in business, economic or regulatory conditions or changes in federal or state law or legal precedents, could adversely impact our ability to write insurance for this market. For example, any legal outcome or other incident could have the effect of increasing insurance claims in the security insurance market which could adversely impact our operating results.

The loss of one or more of our top wholesale brokers could have a material adverse effect on our financial condition or our results of operations.

For security classes, we generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. These wholesalers and specialists are not under any contractual obligation to provide us business. Our top five wholesale brokers represented 29.2% of the premiums produced from security classes in 2006. For other specialty classes, we generate business from traditional E&S lines insurance wholesalers who have a presence in the other specialty classes we underwrite. Our top five wholesale brokers represented 37.3% of the premiums produced from other specialty classes in 2006. In certain other specialty classes, we rely on a small number of agents to generate the insurance that we underwrite. For example, substantially all of our legal professional liability coverage is generated by one agent. The loss of one or more of our top wholesale brokers for security classes or other specialty classes could have a material adverse effect on our financial condition or our results of operations.

We operate in a highly competitive environment, which makes it more difficult for us to attract and retain business.

The insurance industry in general and the markets in which we compete are highly competitive and we believe that they will remain so for the foreseeable future. We face competition from several companies, which include insurance companies, reinsurance companies, underwriting agencies, program managers and captive insurance companies. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly. Many of our competitors are larger and have greater financial, marketing and management resources than we do and may be perceived as providing greater security to policyholders. There are low barriers to entry in the E&S lines insurance market, which is the primary market in which we operate, and competition in this market is fragmented and not dominated by one or more competitors. Competition in the E&S lines insurance industry is based on many factors, including price, policy terms and conditions, ratings by insurance agencies, overall financial strength of the insurer, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future in the insurance markets in which we operate, and any such increased competition could have a material adverse effect on us.

Several E&S lines insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These alternative products, including large deductible programs and various forms of self-insurance that use captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations.

Results in the insurance industry, and specifically the E&S lines insurance market, are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.

Historically, the financial performance of the property and casualty insurance industry has fluctuated in cyclical periods of price competition and excess underwriting capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S lines market than in the standard insurance market due to greater flexibility in the E&S lines market to adjust rates to match market conditions. When the standard insurance market hardens, the E&S lines market hardens even more than the standard insurance market. During these hard market conditions, the standard insurance market writes less insurance and more customers must resort to the E&S lines market for insurance. As a result, the E&S lines market can grow more rapidly than the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S lines market may return to the standard insurance market, exacerbating the effects of rate decreases in the E&S lines market.

Beginning in 2000 and accelerating in 2001, the property and casualty insurance industry experienced a hard market reflecting increasing rates, more restrictive coverage terms and more conservative risk selection. We believe that this trend continued through 2003. We believe that these trends slowed beginning in 2004 and that the current insurance market has become more competitive in terms of pricing and policy terms and conditions. We are currently experiencing some downward pricing pressure. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns have caused our revenues and net income to fluctuate and are expected to do so in the future.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our insurance subsidiaries are subject to extensive regulation, primarily by insurance regulators in Illinois and Minnesota, the states in which our two insurance company subsidiaries are domiciled and, to a lesser degree, the other jurisdictions in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of the insurance companies or their shareholders. These insurance regulations generally are administered by a department of insurance in each state and relate to, among other things, licensing, authorizations to write E&S lines of business, capital and surplus requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions (which includes the review of services, tax sharing and other agreements with affiliates that can be a source of cash flow to us, other than dividends which are specifically regulated by law), dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion to operate our business as we deem appropriate or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have broad discretion to deny or revoke licenses or approvals for various reasons, including the violation of regulations. In instances where there is uncertainty as to the applicability of regulations, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. These actions could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry and changes in laws or regulations themselves or their interpretations by regulatory authorities could adversely affect our ability to operate our business.

If we have insufficient risk-based capital, our ability to conduct our business could be adversely affected.

The National Association of Insurance Commissioners, or NAIC, has adopted a system to test the adequacy of statutory capital, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

If our IRIS ratios are outside the usual range, our business could be adversely affected.

Insurance Regulatory Information System, or IRIS, ratios are part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. As of December 31, 2006, FMIC had IRIS ratios outside the usual range in three of the IRIS tests and ANIC had IRIS ratios outside the usual range in one of the IRIS tests. An insurance company may become subject to increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. FMIC has, in the past, had more than four ratios outside the usual range. If, in the future, FMIC has four or more ratios outside the usual range, we could become subject to greater scrutiny and oversight by regulatory authorities. See “Insurance and Other Regulatory Matters.”

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

Our operating results depend in part on the performance of our investment portfolio. The primary goals of our investment portfolio are to:

•	accumulate and preserve capital;

•	assure proper levels of liquidity;

•	optimize total after tax return subject to acceptable risk levels;

•	provide an acceptable and stable level of current income; and

•	approximate duration match between our investments and our liabilities.

The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

Our directors and executive officers own a large percentage of our common stock, which allows them to effectively control matters requiring stockholder approval.

Our directors and executive officers will beneficially own 22.3% of our outstanding common stock (including options exercisable within 60 days) immediately following completion of this offering, including 14.4% owned by Jerome Shaw, our founder and former Chief Executive Officer. Accordingly, these directors and executive officers will have substantial influence, if they act as a group, over the election of directors and the outcome of other corporate actions requiring stockholder approval and could seek to arrange a sale of our company at a time or under conditions that are not favorable to our other stockholders. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit our other stockholders, if they act as a group. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We rely on our information technology and telecommunication systems, and the failure of these systems could adversely affect our business.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments, facilitate collections and cancellations and to share data across our organization. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third party software license on which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner.

Our third party governmental entities risk-sharing pooling administration business is concentrated among a limited number of pools and the termination of any single contract for this business could significantly reduce the profitability of this business.

Since June 2004, we have owned and managed a third party governmental entities risk-sharing pooling administration business through ARPCO. Each pool is composed of public entity members (such as cities, townships, counties, etc.) that have joined together by means of an intergovernmental contract to pool their insurance risk and provide related insurance services to its members. The pooling is authorized by state statute or as noted in the enabling legislation. Pooling provides a risk sharing alternative to the traditional purchase of commercial insurance. The governmental risk-sharing pools that we provide services for are located in the Midwest. ARPCO currently has multi-year contracts with five risk-sharing pools and the termination or non-renewal of any single contract for this business would significantly reduce the profitability of this business.

Risks Related to this Offering and the Common Stock

The price of our shares of common stock may be volatile.

The trading price of shares of our common stock following this offering may fluctuate substantially. The price of the shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of insurers’ securities;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	losses in our insured portfolio;

•	sales of large blocks of shares of our common stock; or

•	departures of key personnel.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our shares to decline.

The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

If our existing stockholders sell substantial amounts of our shares of common stock in the public market following this offering, the market price of our shares of common stock could decrease significantly. The perception in the public market that our existing stockholders might sell our shares of common stock could also depress our market price. Upon completion of this offering we will have 17,540,979 shares of our common stock outstanding.

Certain of our stockholders will be subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 90 days from the date of this prospectus, subject to a few exceptions. However, the underwriters may waive these restrictions and allow these stockholders to sell their shares at any time. After all of these agreements expire, an aggregate of 4,069,330 shares (including options exercisable within 60 days of the date hereof) subject to such lock-ups will be eligible for sale. The market price of our shares of common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our board of directors.

We currently intend to retain any profits to provide capacity to write insurance and to accumulate reserves and surplus for the payment of claims. Our board of directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the market value of our shares of common stock appreciates.

We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal source of funds is dividends and other payments from our subsidiaries. Therefore, our ability to pay dividends depends largely on our subsidiaries’ earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best rating or other ratings of our insurance subsidiaries. Our two insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2007, FMIC and ANIC may pay in the aggregate dividends to FMFC of up to $15.7 million without regulatory approval. In addition, the terms of our borrowing arrangements may limit our ability to pay cash dividends to our stockholders.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.

We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our board of directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.

Our bylaws provide for the division of our board of directors into three classes with staggered three year terms. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

Our ability to implement, for the fiscal year ending December 31, 2007, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely and satisfactory manner could subject us to regulatory scrutiny and cause the price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires management of a reporting company to annually review, assess and disclose the effectiveness of a company’s internal control over financial reporting and to provide an attestation by independent auditors on its assessment of and the effectiveness of internal control over financial reporting. We are first subject to the requirements of Section 404 for the fiscal year ending December 31, 2007. Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.

We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to businesses that we may acquire in the future. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of December 31, 2007 and in future periods as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, the New York Stock Exchange or other regulatory authorities.

We are exposed to increased regulatory oversight and incur increased costs as a result of being a public company.

As a public company, we are required to satisfy corporate governance requirements of the New York Stock Exchange and incur significant legal, accounting and other expenses that we did not incur as a private company. Currently, our audit and compensation committees are each comprised of two independent directors and one non-independent director, based upon the rules of the New York Stock Exchange. These committees must be composed of all independent members on October 17, 2007. If we fail to find and elect an additional independent board member to serve on these committees, we would not be in compliance with the New York Stock Exchange rules. We also incur costs associated with our public company reporting requirements and corporate governance requirements, including requirements under Sarbanes-Oxley, as well as rules implemented by the SEC and the New York Stock Exchange. These rules and regulations have increased our legal and financial compliance costs and have made certain activities more time-consuming and costly. Being a public company has also made it more expensive for us to hire directors and to obtain director and officer liability insurance. Further, we have incurred costs in connection with hiring additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future periods and includes statements regarding our anticipated performance. Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others:

•	our ability to maintain, and the effects of any lowering or loss of any one of, our financial or claims-paying ratings;

•	our actual incurred losses exceeding our loss and loss adjustment expense reserves;

•	the failure of reinsurers to meet their obligations to us;

•	our inability to obtain reinsurance coverage at reasonable prices;

•	the failure of any of the loss limitations or exclusions we employ or changes in other claim or coverage issues;

•	our lack of long-term operating history in certain classes of our specialty general liability business;

•	our ability to acquire and retain additional underwriting expertise and capacity;

•	our ability to obtain additional capital on terms favorable to us;

•	the loss of one or more key employees;

•	the concentration of our insurance business in relatively few specialty classes;

•	the loss of one or more of our top wholesale brokers;

•	the highly competitive environment in which we operate our business;

•	fluctuations and uncertainty of results within the excess and surplus lines insurance industry;

•	the extensive regulations to which our business is subject and our failure to comply with these regulations resulting in penalties, fines and suspensions;

•	our ability to maintain our risk-based capital at levels required by regulatory authorities;

•	our compliance with Insurance Regulatory Information System, or IRIS, ratios;

•	our inability to realize our investment objectives;

•	the control our directors and executive officers have over our corporate actions as a result of their ownership of a significant percentage of our common stock;

•	the business disruption caused by any failure of our information technology or telecommunications systems; and

•	the concentration of our third party governmental entities risk-sharing pooling administration business among a limited number of pools.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise them or provide reasons why actual results may differ.

THE COMPANY

The following chart sets forth our corporate structure:

Description

CoverX is our licensed wholesale insurance broker which produces and underwrites all of the insurance policies for which we retain risk and receive premiums. CoverX also provides marketing, underwriting and policy administration services on business insured by a limited number of third party insurance carriers in exchange for commissions and fee revenue. CoverX also receives commissions on business insured by FMIC and ceded via quota share reinsurance arrangements to third party reinsurers. CoverX has a recognized brand name among the wholesale insurance industry and works with approximately 1,000 brokers and agents to produce business for FMIC.

FMIC is our insurance company that provides insurance, or writes policies, directly for CoverX customers. FMIC also provides claims handling and adjustment services generally on all business produced by CoverX, for both itself and other insurance companies issuing CoverX underwritten business.

ANIC is our insurance company that provides reinsurance for business generated by CoverX. Although ANIC is licensed as an admitted carrier in 15 states, it currently does not write its own insurance. We refer to FMIC and ANIC as our insurance subsidiaries.

ARPCO was acquired by us in June 2004 from an affiliate. ARPCO provides third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO is solely a fee-based business and receives fees for these services and also receives commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.

History

CoverX was founded in 1973 as an underwriter and broker of specialty commercial insurance business, including a specific concentration on the security market, and has continuously operated in this capacity since that time. The premiums underwritten by CoverX were originally placed with various third party insurance carriers. In 1985, recognizing a developing hard market in the P&C insurance industry, in which premium rates were increasing and underwriting capacity was decreasing, our founding shareholder led a group of investors in the formation of First Mercury Syndicate, Inc., or FMS, as a syndicate on the Illinois Insurance Exchange, which we refer to as the Exchange. Through FMS, we had access to broad state E&S lines authorizations and were able to retain the majority of the underwriting risk on the business produced by CoverX.

In 1986, in an additional reaction to the hard market, our founding shareholder formed a separately owned business providing underwriting, claims, reinsurance placement and other third party administration services to public entity risk pools through ARPCO.

In 1996, seeking other risk bearing alternatives to the Exchange, FMIC was formed and FMS subsequently withdrew from the Exchange and merged into FMIC in June 1996. Due to the fact that FMIC did not have broad E&S lines authorizations and initially received an A.M. Best rating of “B++,” we began to underwrite the business through the use of fronting carriers, which provided access to broad E&S lines authorizations and an A.M. Best rating of “A−” or above in exchange for a fee. FMIC retained the majority of the underwriting risk by serving as the primary reinsurer for the business produced by CoverX and written through the fronting carriers.

Anticipating another hardening P&C insurance market, in 2000 we began offering general liability insurance for other specialty classes besides security classes, which involved opening regional underwriting offices and hiring experienced underwriters. Each of these underwriters had in excess of 20 years of insurance industry experience and contacts that allowed them to quickly write a significant amount of profitable premium. As this premium for other specialty classes and our premium for security classes began to grow at a pace that exceeded our growth in capital, we began purchasing quota share reinsurance from third party reinsurers that assumed premium directly from our fronting carriers. Quota share reinsurance was also provided by our affiliate, ANIC, which had overlapping controlling shareholders with FMFC. ANIC had no operations of its own and, in December 2003, became a direct subsidiary of FMFC.

We continued to rely primarily on third party fronting arrangements with respect to business we underwrote through 2004. Under these fronting arrangements, policies produced by us were directly written by third party insurers, and a portion of the risk under these policies was assumed by us or other reinsurers for a portion of the related premium under the policy. The fronting insurer received from us or other reinsurers fees for providing fronting services and ceding commissions related to the premiums assumed by us and other reinsurers. In June 2004, an entity controlled by Glencoe invested $40.0 million in us with its purchase of $40.0 million of our convertible preferred stock. A portion of the proceeds from this investment were contributed to the statutory surplus of FMIC which led to an upgrade of FMIC’s A.M. Best rating to “A−” and also enabled FMIC to more easily expand its state E&S lines authorizations. This upgrade allowed us to directly write the business produced by CoverX and allowed us to reduce our reliance on fronting arrangements. Following a transition period, our existing fronting arrangements and related assumed reinsurance contracts were terminated effective May 1, 2005, and we currently only utilize fronting arrangements when they serve our business goals. As a result of these changes in our consolidated business model, our results of operations commencing in July 2004 and thereafter, while based principally upon the same premiums produced, will differ from earlier periods in the areas of earned premium, commissions, assumed and ceded reinsurance, loss, loss adjustment and underwriting expenses, and net income. Additionally, in connection with the Glencoe investment, a portion of the proceeds were also used to acquire ARPCO in June 2004 from an affiliate, which provides us with a consistent source of fee income that is not dependent on our underwriting results.

Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC. ANIC’s A.M. Best rating was upgraded to “A−” as a result.

Holdings Transaction and Initial Public Offering

On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with other stockholders of FMFC. As a result of that transaction, Glencoe became the majority stockholder of Holdings and Holdings owned approximately 96% of FMFC. On December 29, 2005, Holdings became the sole stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior notes by Holdings. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering. The initial public offering of our common stock occurred on October 17, 2006 and our common stock began trading on the New York Stock Exchange on October 18, 2006. In connection with our initial public offering, the preferred stock held by Glencoe was converted into common stock and cash, we repurchased 4,705,882 shares of common stock held by Glencoe and Glencoe’s stock ownership was reduced to 10.9% of our outstanding common stock.

USE OF PROCEEDS

The net proceeds to us from the sale of 200,000 shares of common stock that we are offering will be approximately $3.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we will receive additional net proceeds of approximately $9.0 million. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. Pending application of the net proceeds, we plan to invest the net proceeds in marketable securities. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

DIVIDEND POLICY

Our board of directors does not intend to declare cash dividends on our common stock in the foreseeable future. We currently intend to retain any profits to provide capacity to write insurance and to accumulate reserves and surplus for the payment of claims. Our board of directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal source of funds is dividends and other payments from our subsidiaries. Therefore, our ability to pay dividends depends largely on our subsidiaries’ earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best rating or other ratings of our insurance subsidiaries. Our two insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2007, FMIC and ANIC may pay in the aggregate dividends to FMFC of up to $15.7 million without regulatory approval. There are generally no restrictions on the payment of dividends by our non-insurance subsidiaries. In addition, the terms of our borrowing arrangements may limit our ability to pay cash dividends to our stockholders. Prior to the completion of our initial public offering, FMFC was a wholly owned subsidiary of Holdings. Holdings was a holding company with no operations or assets other than its interest in FMFC and the issuance of the senior notes. Holdings was merged into the Company immediately prior to our initial public offering. Holdings did not pay any cash dividends during its existence. FMFC paid a dividend of $7.0 million to Holdings in May 2006.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual basis and as adjusted to give effect to the issue and sale by us of 200,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in this offering. This table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(Dollars in thousands)

Total long-term debt	$46,394	$46,394
Stockholders’ equity:
Common stock, $0.01 par value per share: 100,000,000 shares authorized and 17,335,019 shares issued and outstanding, actual, and 100,000,000 shares authorized and 17,535,019 shares issued and outstanding, as adjusted	174	176
Additional paid-in capital	153,630	156,806
Accumulated other comprehensive loss	(781)	(781)
Retained earnings	30,423	30,423
Treasury Stock; 92,500 shares	(598)	(598)

Total stockholders’ equity	182,848	186,026

Total capitalization	$229,242	$232,420

(1)	If the over-allotment option is exercised in full:

•	an additional 495,189 shares would be issued and we would receive $9.0 million in additional net proceeds;

•	total stockholders’ equity would increase to $195,034 and

•	our total capitalization would increase to $241,428.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the trading symbol FMR since October 18, 2006. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock, as reported by the New York Stock Exchange.

	2006
Quarter Ended	High	Low

December 31, 2006 (commencing October 18, 2006)	$24.01	$18.75

	2007
Quarter Ended	High	Low

March 31, 2007	$23.58	$19.46
June 30, 2007 (through June 14, 2007)	$21.95	$18.55

On June 14, 2007, the last reported sales price of our common stock was $19.36 per share.

As of June 13, 2007, there were 17,340,979 shares of issued and outstanding common stock. As of May 25, 2007, we had approximately 1,100 holders of record.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

The unaudited pro forma consolidated statement of income set forth below should be read in conjunction with the information contained in “Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in or incorporated by reference in this prospectus.

On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, which we refer to as the Holdings Transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering.

Reconciliation year ended December 31, 2006 and three months ended March 31, 2006 actual to unaudited pro forma consolidated financial and operating data

The following table sets forth the reconciliation of the unaudited pro forma adjusted information presented for the year ended December 31, 2006 and for the three months ended March 31, 2006 in the “Summary Historical And Unaudited Pro Forma Consolidated Financial and Other Data” with our actual historical consolidated financial and other data for that period. The unaudited pro forma adjusted information assumes the application of the net proceeds from our initial public offering were used to repay the senior notes on the first day of the period presented. The pro forma adjusted information excludes the impact of interest expense, the amortization of debt issuance costs, the prepayment penalty on early redemption, the write-off of unamortized debt issuance costs upon repayment, and related income tax effects arising from the issuance of the notes.

	Successor	Pro Forma		Pro Forma
	Year Ended	Adjustments for		Year Ended
	December 31,	Repayment of the		December 31,
	2006	Senior Notes		2006
	(Dollars in thousands)

Income Statement Data:
Direct and assumed written premiums	$218,181	$—		$218,181
Net written premiums	142,926	—		142,926
Net earned premiums	110,570	—		110,570
Commissions and fees	16,692	—		16,692
Net investment income	9,713	(37	)(1a)	9,676
Net realized gains (losses) on investments	517	—		517
Total operating revenues	137,492	(37)		137,455
Losses and loss adjustment expenses, net	56,208	—		56,208
Amortization of deferred acquisition expenses	16,358	—		16,358
Underwriting, agency, and other expenses	13,458	—		13,458
Amortization of intangible assets	1,270	—		1,270
Total operating expenses	87,294	—		87,294
Operating income	50,198	(37)		50,161
Interest expense	16,615	(14,695	)(1b)	1,920
Income taxes	11,754	5,130	(1c)	16,884
Net income	21,869	9,528		31,397

	Successor	Pro Forma	Pro Forma
	Year Ended	Adjustments for	Year Ended
	December 31,	Repayment of the	December 31,
	2006	Senior Notes	2006
	(Dollars in thousands)

Net Income Per Share:
Basic	2.74	N/A	4.12
Diluted	1.58	N/A	2.27
Weighted Average Shares Outstanding:
Basic	6,907,905	N/A	6,907,905
Diluted	13,831,649	N/A	13,831,649

(1)	Represents the adjustment as of January 1, 2006 for the use of a portion of the net proceeds from the Company’s initial public offering to repurchase the $65.0 million aggregate principal amount of senior notes:

(a)	Represents an adjustment to eliminate historical interest earned on the proceeds that remained after issuance of the senior notes and purchase of shares from certain FMFC stockholders.

(b)	Represents an adjustment to eliminate historical interest expense that was incurred at LIBOR plus 8% (13.36% for the period), the historical amortization of $4.8 million in debt issuance costs that were being amortized over the seven year term of the senior notes, the prepayment penalty on the senior notes, and the write-off of unamortized debt issuance costs related to the senior notes. The pro forma adjustment is as follows:

Interest expense:
Eliminate historical interest expense	$(6,909)
Eliminate historical amortization of debt issuance costs	(571)
Eliminate historical prepayment penalty on early redemption	(3,250)
Eliminate historical write-off of unamortized debt issuance costs	(3,965)

Pro Forma adjustment	$(14,695)

(c)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustments (1)(a) and (1)(b).

	Successor			Pro Forma
	Three Months	Pro Forma		Three Months
	Ended	Adjustments for		Ended
	March 31,	Repayment of the		March 31,
Income Statement Data:	2006	Senior Notes		2006
	(Dollars in thousands)

Direct and assumed written premiums	$56,876	$—		$56,876
Net written premiums	27,108	—		27,108
Net earned premiums	28,529	—		28,529
Commissions and fees	4,444	—		4,444
Net investment income	2,150	(21	)(2a)	2,129
Net realized gains (losses) on investments	(153)	—		(153)
Total operating revenues	34,970	(21)		34,949
Losses and loss adjustment expenses, net	14,907	—		14,907
Amortization of deferred acquisition expenses	4,894	—		4,894
Underwriting, agency, and other expenses	4,210	—		4,210
Amortization of intangible assets	292	—		292
Total operating expenses	24,303	—		24,303

	Successor			Pro Forma
	Three Months	Pro Forma		Three Months
	Ended	Adjustments for		Ended
	March 31,	Repayment of the		March 31,
Income Statement Data:	2006	Senior Notes		2006
	(Dollars in thousands)

Operating income	10,667	(21)		10,646
Interest expense	2,648	(2,210	)(2b)	438
Income taxes	2,869	766	(2c)	3,635
Net income	5,379	1,423		6,802
Net Income Per Share:
Basic	1.07	N/A		1.41
Diluted	0.44	N/A		0.55
Weighted Average Shares Outstanding:
Basic	4,183,479	N/A		4,183,479
Diluted	12,291,514	N/A		12,291,514

(2)	Represents the adjustment as of January 1, 2006 for the use of a portion of the net proceeds from the Company’s initial public offering to repurchase the $65.0 million aggregate principal amount of senior notes:

(a)	Represents an adjustment to eliminate historical interest earned on the proceeds that remained after issuance of the senior notes and purchase of shares from certain FMFC stockholders.

(b)	Represents an adjustment to eliminate historical interest expense that was incurred at LIBOR plus 8% (12.55% for the period) and the historical amortization of $4.8 million in debt issuance costs that were being amortized over the seven year term of the senior notes. The pro forma adjustment is as follows:

Interest expense:
Eliminate historical interest expense	$(2,039)
Eliminate historical amortization of debt issuance costs	(171)

Pro Forma adjustment	$(2,210)

(c)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustments (2)(a) and (2)(b).

Reconciliation unaudited pro forma consolidated financial
and operating data for the year ended December 31, 2005

The following unaudited pro forma consolidated income statement has been prepared to combine the historical results of the predecessor and successor periods, and to give effect to, as of the beginning of 2005, (i) the acquisition including the issuance of the senior notes and (ii) the application of a portion of the net proceeds from our initial public offering to repay all of the senior notes. The unaudited pro forma consolidated income statement includes (excludes) the impact of interest expense and the amortization of debt issuance costs arising from the issuance (repayment) of the senior notes. The pro forma adjustments also include the income tax effect of the unaudited pro forma adjustments. The “Sub-Total” column represents the combination of the predecessor and successor periods and the pro forma adjustments for the Holdings Transaction including the issuance of the senior notes. The “Pro Forma Year Ended December 31, 2005” column represents the combination of the “Sub-Total” column and the unaudited pro forma adjustments for the application of a portion of the proceeds from our initial public offering, as if they were used to repay all of the senior notes on the first day of the period presented.

The unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the Holdings Transaction and the repayment of the senior notes occurred on the dates specified above, nor are they necessarily indicative of the results of operations.

	Predecessor	Successor
	January 1,	August 17,	Pro Forma			Pro Forma		Pro Forma
	2005 to	2005 to	Adjustments			Adjustments for		Year Ended
	August 16,	December 31,	for Holdings			Repayment of		December 31,
	2005	2005	Transactions		Sub-Total	the Senior Notes		2005
	(Dollars in thousands)

Income Statement Data:
Direct and assumed written premiums	$104,856	$71,040	$—		$175,896	$—		$175,896
Net written premiums	68,473	37,228	—		105,701	—		105,701
Net earned premiums	57,576	40,146	—		97,722	—		97,722
Commissions and fees	13,649	12,427	—		26,076	—		26,076
Net investment income	4,119	2,629	—		6,748	(30	)(4a)	6,718
Net realized gains (losses) on investments	(58)	278	—		220	—		220
Total operating revenues	75,286	55,480	—		130,766	(30)		130,736
Losses and loss adjustment expenses, net	28,072	27,022	—		55,094	—		55,094
Amortization of deferred acquisition expenses	12,676	7,954	—		20,630	—		20,630
Underwriting, agency, and other expenses	7,758	5,712	—		13,470	—		13,470
Amortization of intangible assets	732	434	—		1,166	—		1,166
Total operating expenses	49,238	41,122	—		90,360	—		90,360
Operating income	26,048	14,358	—		40,406	(30)		40,376
Interest expense	1,519	3,980	5,302	(3a)	10,801	(8,522	)(4b)	2,279
Income taxes	8,636	4,001	(1,855	)(3b)	10,782	2,972	(4c)	13,754
Net income	16,123	6,712	(3,447)		19,388	5,520		24,908

	Predecessor	Successor
	January 1,	August 17,	Pro Forma		Pro Forma	Pro Forma
	2005 to	2005 to	Adjustments		Adjustments for	Year Ended
	August 16,	December 31,	for Holdings		Repayment of	December 31,
	2005	2005	Transactions	Sub-Total	the Senior Notes	2005
	(Dollars in thousands)

Net Income Per Share:
Basic	1.12	1.30	N/A	3.84	N/A	5.17
Diluted	0.80	0.56	N/A	1.61	N/A	2.07
Weighted Average Shares Outstanding:
Basic	12,536,224	4,146,045	N/A	4,146,045	N/A	4,146,045
Diluted	20,093,596	12,044,004	N/A	12,044,004	N/A	12,044,004

(3)	Represents adjustment of the following as if the Holdings Transaction and issuance of the $65.0 million of senior notes occurred as of January 1, 2005:

(a)	Represents an adjustment for additional interest expense during the predecessor period at three month LIBOR plus 8% (12% for the period) and additional amortization on the $4.8 million in debt issuance costs that are being amortized over the seven year term of the loans. The pro forma adjustment is as follows:

Interest expense:
Additional interest expense to reflect a full-year of expense	$4,872
Additional amortization of debt issuance costs to reflect a full-year of expense	430

Pro forma adjustment	$5,302

(b)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustment (3)(a).

(4)	Represents the adjustment as of January 1, 2005 for the use of proceeds from our initial public offering to repay the $65.0 million aggregate principal amount of senior notes:

(a)	Represents an adjustment to eliminate historical interest earned on the proceeds that remained after issuance of senior notes.

(b)	Represents an adjustment to eliminate historical interest expense that was incurred during the successor period at three month LIBOR plus 8% (12.16% for the period), eliminate the historical amortization recorded during the successor period on the $4.8 million in debt issuance costs that are being amortized over the seven year term of the senior notes, and eliminate pro forma adjustment (3)(a). The pro forma adjustment is as follows:

Interest expense:
Eliminate pro forma adjustment(3)(a)	$(5,302)
Eliminate historical interest expense	(2,963)
Eliminate historical amortization of debt issuance costs	(257)

Pro forma adjustment	$(8,522)

(c)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustments (4)(a) and (4)(b).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The table shown below presents our selected historical consolidated financial and other data for the five years ended December 31, 2006 and the three months ended March 31, 2007 and 2006, which have been derived from our audited consolidated financial statements and unaudited condensed interim consolidated financial statements which are incorporated by reference in this prospectus. The summary historical consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the “Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and the consolidated annual and interim financial statements and accompanying notes included elsewhere in or incorporated by reference in this prospectus.

On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior rate notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering.

The selected historical consolidated financial and other data presented below for each of the years in the three-year period ended December 31, 2004 (Predecessor), for the periods from January 1, 2005 through August 16, 2005 (Predecessor) and from August 17, 2005 through December 31, 2005 (Successor), and for the year ended December 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary historical consolidated financial and other data for each of the three month periods ended March 31, 2007 and 2006 (Successor) have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The operating results for the three months ended March 31, 2007 are not necessarily indicative of the results of our operations for the full year 2007 or any future periods.

	Successor				Predecessor
	Three Months	Three Months		August 17,	January 1,
	Ended	Ended	Year Ended	2005 to	2005 to	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	August 16,	December 31,	December 31,	December 31,
	2007	2006	2006	2005	2005	2004(1)	2003	2002
	(Dollars in thousands, except for share and per share data)

Income Statement Data:
Direct and assumed written premiums	$60,600	$56,876	$218,181	$71,040	$104,856	$92,066	$48,735	$49,255
Net written premiums	34,460	27,108	142,926	37,228	68,473	72,895	48,469	41,968
Net earned premiums	44,929	28,529	110,570	40,146	57,576	61,291	40,338	39,981
Commissions and fees	4,657	4,444	16,692	12,428	13,649	33,730	33,489	20,793
Net investment income	3,294	2,150	9,713	2,629	4,119	4,619	3,983	4,426
Net realized gains (losses) on investments	135	(153)	517	278	(58)	(120)	813	435
Total operating revenues	53,015	34,970	137,492	55,481	75,286	99,520	78,623	65,634
Losses and loss adjustment expenses, net	23,954	14,907	56,208	27,022	28,072	26,854	21,732	23,832
Amortization of deferred acquisition expenses	8,739	4,894	16,358	7,954	12,676	15,713	11,995	13,350
Underwriting, agency, and other expenses	3,730	4,210	13,458	5,712	7,758	26,953	29,923	22,134
Amortization of intangible assets	307	292	1,270	434	732	632	—	—
Total operating expenses	36,730	24,303	87,294	41,122	49,238	70,152	63,650	59,316
Operating income	16,285	10,667	50,198	14,359	26,048	29,368	14,973	6,318
Interest expense	982	2,648	16,615	3,980	1,519	1,697	965	821
Income taxes	5,229	2,869	11,754	4,001	8,636	10,006	3,288	761
Net income	9,967	5,379	21,869	6,712	16,123	17,735	10,977	4,702
Balance Sheet Data:
Total investments	359,982	228,873	297,841	211,025	202,013	171,659	114,901	91,125
Total assets	566,665	404,202	512,933	365,597	321,863	253,965	159,011	128,515
Loss and loss adjustment expense reserve	211,271	132,949	191,013	113,864	92,153	68,699	61,727	59,449
Unearned premium reserves(2)	97,943	91,924	91,803	84,476	77,778	52,484	24,423	15,624
Long-term debt	46,394	85,620	46,394	85,620	27,535	29,535	17,754	13,000
Total stockholders’ equity	182,848	69,227	172,738	64,327	106,908	91,630	36,340	27,411
Net Income Per Share Data(3):
Basic	$0.58	$1.07	$2.74	$1.30	$1.12	$1.32	$0.95	$0.40
Diluted	$0.55	$0.44	$1.58	$0.56	$0.80	$1.05	$0.91	$0.40
Weighted average shares outstanding, basic	17,331,901	4,183,479	6,907,905	4,146,045	12,536,224	12,041,334	11,610,068	11,610,068
Weighted average shares outstanding, diluted	18,183,841	12,291,514	13,831,649	12,044,004	20,093,596	16,872,247	12,031,433	11,646,589
GAAP Underwriting Ratios:
Loss ratio(4)	53.3%	52.3%	50.8%	67.3%	48.8%	43.8%	53.9%	59.6%
Expense ratio(5)	20.4%	22.5%	16.9%	8.7%	18.3%	18.9%	20.9%	36.7%
Combined ratio(6)	73.7%	74.8%	67.7%	76.0%	67.1%	62.7%	74.8%	96.3%
Other Data:
Annual return on average stockholders’ equity	22.4%	32.2%	23.6%	29.0%	26.0%	27.7%	34.4%	19.0%
Debt to total capitalization ratio	20.2%	55.3%	21.2%	57.1%	20.5%	24.4%	32.8%	32.2%

(1)	Includes ARPCO’s operations from the date of acquisition of ARPCO in June 2004.

(2)	Unearned premium reserves are established for the portion of premiums that is allocable to the unexpired portion of the policy term.

(3)	Net income per share and weighted average shares outstanding reflect a 925-for-1 stock split of our common stock which occurred prior to the completion of our initial public offering in October 2006.

(4)	Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.

(5)	Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.

(6)	Combined ratio is the sum of the loss ratio and the expense ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” and elsewhere in this prospectus that could cause actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 34 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed the underwriting expertise and cost-efficient infrastructure which have enabled us to underwrite such risks profitably. Over the last seven years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors. As part of this extension of our business, we have increased our underwriting staff and opened offices in Chicago, Dallas, Naples, Florida, Boston and Irvine, California.

As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. Our combined ratio, a customary measure of underwriting profitability, has averaged 67.1% over the past three years. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured. We believe this flexibility has a beneficial impact on our underwriting profitability and our combined ratio.

In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 25.8% over the past three calendar years.

FMFC is a holding company for our operating subsidiaries. Our operations are conducted with the goal of producing overall profits by strategically balancing underwriting profits from our insurance subsidiaries with the commissions and fee income generated by our non-insurance subsidiaries. FMFC’s principal operating subsidiaries are CoverX, FMIC, ANIC and ARPCO.

CoverX is a licensed wholesale broker that produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. CoverX receives commissions from affiliated insurance companies, reinsurers, and non-affiliated insurers as well as policy fees from wholesale and retail insurance brokers. The commission and fee income earned by CoverX is less dependent on the underwriting results of our insurance subsidiaries and thus provides diversification to our revenue stream. Over the past three years, the premiums generated from insurance policies sold through CoverX, which we refer to as premiums produced, has increased from $146.9 million to $230.1 million.

FMIC and ANIC are our two insurance subsidiaries. FMIC writes substantially all the policies produced by CoverX. ANIC provides reinsurance to FMIC. Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC, including all past liabilities, are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. Prior to the change in business model discussed below, FMIC and ANIC primarily provided quota share reinsurance to third party insurance companies that issued policies to CoverX customers under fronting arrangements. FMIC also provides claims handling and adjustment services for policies produced by CoverX and directly written by third parties.

ARPCO, which we acquired from an affiliate in June 2004, provides third party administrative services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO is solely a fee-based business and receives fees for these services and commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.

Holdings Transaction and Initial Public Offering

On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with other stockholders of FMFC. As a result of that transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior notes by Holdings. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering. The initial public offering of our common stock occurred on October 17, 2006 and our common stock began trading on the New York Stock Exchange on October 18, 2006. In connection with our initial public offering, the preferred stock held by Glencoe was converted into common stock and cash, we repurchased 4,705,882 shares of common stock held by Glencoe and Glencoe’s stock ownership was reduced to 10.9% of our outstanding common stock.

As a result of the acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Our fiscal 2005 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2005 through August 16, 2005, and (ii) the successor period from August 17, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2005 when comparing them to our operating results for 2004 and 2006 because it would not be meaningful to discuss the partial period from January 1, 2005 through August 16, 2005 (Predecessor) separately from the period from August 17, 2005 to December 31, 2005 (Successor) when comparing 2005 operating results to 2004 and 2006 operating results.

Change in Business Model

In June 2004, an investment by Glencoe along with additional cash from FMFC increased FMIC’s statutory surplus by $26.0 million. As a result of this capital infusion, A.M. Best raised FMIC’s financial strength rating to “A−,” and beginning in July 2004, FMIC began directly writing the majority of new and renewal policies produced by CoverX.

Prior to June 2004 and our insurance subsidiary’s rating upgrade with A.M. Best to “A−,” we did not directly write a significant amount of insurance produced by CoverX through our insurance subsidiaries, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies underwritten and produced by CoverX. Under these fronting arrangements, policies produced by CoverX were directly written by third party insurers, which are commonly referred to as fronting insurers. Under these fronting arrangements, we controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded to other reinsurers. We paid the fronting insurers a fee for this arrangement and were required to maintain collateral grantor trusts to cover losses and loss adjustment expenses and unearned premiums. We entered into fronting arrangements because our customers require an A.M. Best rating of “A−” or greater and

FMIC’s A.M. Best rating was “B+” prior to the $26.0 million increase in its statutory surplus. By utilizing fronting arrangements, we were able to use the availability, capacity and rating status of the fronting insurers to market insurance. With our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX. We currently only use fronting arrangements when they serve our business purpose and CoverX has continued to provide broker and general agent services to third party insurers although we do not expect revenues generated from such services to be significant.

As a result of our shift from the fronting model to the direct writing model, fees we paid to fronting insurers and a portion of our administrative expenses related to interacting with fronting insurers were eliminated, which has reduced our expenses. As a result of the decrease in fronting and administrative expenses, the shift to the direct writing model has increased our profitability. We are no longer subject to the underwriting and claims oversight of fronting insurers nor are we required to fund collateral grantor trust accounts. In addition, we are not dependent on the availability, capacity or rating status of fronting insurers.

This change in our business model impacted our operating results and the comparability of 2006 to 2005 and 2005 to 2004 operating results in several ways, including the following:

•	Direct, Assumed and Ceded Written Premiums: The elimination of fronting arrangements resulted in an increase in our direct written premiums because we no longer relied on fronting insurers to directly write insurance that we then reinsured or placed with other reinsurers. The increase in our direct written premiums resulted in a corresponding decrease in our assumed written premiums, and an increase in our ceded written premiums from 2004 to 2006.

•	Net Written and Earned Premiums: The change in business model did not have a significant impact on our net written or earned premiums.

•	Insurance Underwriting Commissions: Under the fronting model, we received fixed rate commission income on all premiums produced by CoverX for fronting insurers, as well as profit sharing commission income on all premiums produced that were retained by fronting insurers or ceded to third party insurers. Under the direct writing model, we do not report commission income on premiums written by our insurance subsidiaries because they are eliminated for consolidated financial statement purposes. The change in our business model therefore resulted in a decrease of our insurance underwriting commission income from 2004 to 2006.

•	Assumed Reinsurance Commission Expense: Under the fronting model, other operating expenses included fixed commissions incurred under assumed reinsurance agreements with the fronting insurers, and, in some cases, profit sharing expense incurred related to assumed reinsurance agreements. The fronting fees charged to us by the fronting insurers were added to the commission expenses incurred or were deducted from the fixed commissions earned by CoverX. The change in our business model therefore resulted in a decrease of our assumed reinsurance commission expense from 2004 to 2006.

•	Ceded Reinsurance Commissions: Under the direct writing model, we earn ceding commissions on insurance risks ceded from FMIC to third party insurers under reinsurance treaties and earn ceded profit sharing commissions on ceded reinsurance. Under the fronting model, these ceding commissions were paid to the fronting insurer by the reinsurers who received the corresponding premiums. Both of these items are reported as an offset to our other operating expenses. The change in our business model resulted in an increase in our ceded reinsurance commissions from 2004 to 2006.

Our discussion and analysis of financial condition and results of operations should be read with an understanding of this change in our business model.

Premiums Produced

We use the operational measure “premiums produced” to identify premiums generated from insurance policies sold through CoverX on insurance policies that it produces and underwrites on behalf of FMIC and under fronting relationships. Premiums produced includes both our direct written premiums and premiums directly written by our fronting insurers, all of which are produced and underwritten by CoverX. Although the premiums billed by CoverX under fronting relationships are directly written by the fronting insurer, we control the ultimate placement of those premiums, by either assuming the premiums by our insurance subsidiaries or arranging for the premiums to be ceded to third party reinsurers. The operational measure “premiums produced” is used by our management, reinsurers, creditors and rating agencies as a meaningful measure of the dollar growth of our underwriting operations because it represents the premiums that we control by directly writing insurance and by our fronting relationships. It is also a key indicator of our insurance underwriting operations’ revenues, and is the basis for broker commission expense calculations in our consolidated income statement. We generate direct and net earned premium income from premiums directly written by our insurance subsidiaries, and generate commission income, profit sharing commission income and assumed written and earned premiums from premiums directly written by third party insurance companies. We believe that premiums produced is an important operational measure of our insurance underwriting operations, and refer to it in the following discussion and analysis of financial condition and results of our operations.

Critical Accounting Policies

Use of Estimates

In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and the recoverability of deferred tax assets.

Loss and Loss Adjustment Expense Reserves

The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on open reported cases, which are referred to as IBNR reserves. We do not discount the reserves for losses and loss adjustment expenses.

We allocate the applicable portion of our estimated loss and loss adjustment expense reserves to amounts recoverable from reinsurers under ceded reinsurance contracts and report those amounts separately from our loss and loss adjustment expense reserves as an asset on our balance sheet.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

•	actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;

•	estimates of future trends in claims severity and frequency;

•	assessment of asserted theories of liability; and

•	analysis of other factors, such as variables in claims handling procedures, economic factors, and judicial and legislative trends and actions.

Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. In addition, the establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. Accordingly, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimated reserves are included in the results of operations in the period in which the estimate is revised.

Our reserves consist entirely of reserves for liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by the Company under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current operations.

When a claim is reported to us, our claims department completes a case-basis valuation and establishes a case reserve for the estimated amount of the ultimate payment as soon as practicable after receiving notice of a claim and after it has sufficient information to form a judgment about the probable ultimate losses and loss adjustment expenses associated with that claim.

We take into consideration the facts and circumstances for each claim filed as then known by our claims department, as well as actuarial estimates of aggregate unpaid losses and loss adjustment expenses based on our experience and industry data, and expected future trends in loss costs. The amount of unpaid losses and loss adjustment expenses for reported claims, which we refer to as case reserves, is based primarily upon a claim by claim evaluation of coverage, including an evaluation of the following factors:

•	the type of loss;

•	the severity of injury or damage;

•	our knowledge of the circumstances surrounding the claim;

•	jurisdiction of the occurrence;

•	policy provisions related to the claim;

•	expenses intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims, costs of outside adjusters and experts, and all other expenses which are identified to the case; and

•	any other information considered pertinent to estimating the indemnity and expense exposure presented by the claim.

Our claims department updates their case-basis valuations continuously to incorporate new information. We also use actuarial analyses to estimate both the costs of losses and allocated loss adjustment expenses that have been incurred but not reported to us and the expected development of costs of losses and loss adjustment expenses on open reported cases.

We determine IBNR reserve estimates separately for our security classes and for our other specialty classes, since we have extensive historical experience data on the security classes and limited historical experience data for our other specialty classes. For security classes, our IBNR reserve estimates are determined using our actual historical loss and loss adjustment expense experience and reporting patterns from our loss and loss adjustment expense database which covers the last 22 years. For other specialty classes, for which we have seven years or less of historical data, our estimates give significant weight to industry loss and loss adjustment expense costs and industry reporting patterns applicable to our classes, from industry sources including actuarial circulars published by Insurance Services Offices (“ISO”) in combination with our actual paid and incurred loss and loss adjustment expenses and reporting patterns. Our estimates also include estimates of future trends that may affect the frequency of claims and changes in the average cost of potential future claims.

We also estimate bulk reserves for our unallocated loss adjustment expenses not specifically identified to a particular claim, namely our internal claims department salaries and associated general overhead and administrative expenses associated with the adjustment and processing of claims. These estimates, which are referred to as ULAE reserves, are based on internal cost studies and analyses reflecting the relationship of unallocated loss adjustment expenses paid to actual paid and incurred losses. We select factors that are applied to case reserves and to IBNR reserve estimates in order to estimate the amount of unallocated loss reserves applicable to estimated loss reserves at the balance sheet date.

Our reserves for losses and loss adjustment expenses at March 31, 2007 and at December 31, 2006, 2005 and 2004, gross and net of ceded reinsurance were as follows:

	March 31,	December 31,
	2007	2006	2005	2004
	(Dollars in thousands)

Gross
Case reserves	$49,615	$47,004	$36,200	$27,929
IBNR and ULAE reserves	161,656	144,009	77,664	40,770

Total reserves	$211,271	$191,013	$113,864	$68,699

Net of reinsurance
Case reserves	$38,359	$37,376	$32,874	$26,544
IBNR and ULAE reserves	103,787	86,711	59,121	36,502

Total	$142,146	$124,087	$91,995	$63,046

We utilize accepted actuarial methods to arrive at our loss and loss adjustment expense IBNR reserve estimates. The determination of our best estimate of ultimate loss and loss adjustment expenses and IBNR reserves requires significant actuarial analysis and judgment, both in application of these methods and in the use of the results of these methods. The principal methods we use include:

•	The Loss Development Method - based on paid and reported losses and loss adjustment expenses and loss and loss adjustment expense reporting and payment and reporting patterns;

•	The Bornhuetter-Ferguson Method - based on paid and reported losses and loss adjustment expenses, expected loss and loss adjustment expense ratios, and loss and loss adjustment expense reporting and payment and reporting patterns; and

•	The Expected Loss Ratio Method - based on historical or industry experience, adjusted for changes in premium rates, coverage restrictions and estimated loss cost trends.

Our estimates for security classes and other specialty classes give different weight to each of these methods based upon the amount of historical experience data we have and our judgments as to what method we believe will result in the most accurate estimate. The application of each method for security classes and other specialty classes may change in the future if we determine a different emphasis for each method would result in more accurate estimates.

We apply these methods to net paid and incurred loss and loss adjustment expense and net earned premium information after ceding reinsurance to determine ultimate net loss and loss adjustment expense and net IBNR reserves. Since our ceded reinsurance is principally on a quota share basis, we determine our ceded IBNR reserves based on the ultimate net loss and loss adjustment expense ratios determined in the estimation of our net IBNR reserves. Ceded case reserves are allocated based on monthly or quarterly reinsurance settlement reports prepared in accordance with the reporting and settlement terms of the ceded reinsurance contracts.

For security classes where we have many years of historical experience data, we perform semi-annual analyses of the payment and reporting patterns of losses and loss adjustment expenses as well as reported and closed claims by accident year for security guard, alarm, and safety equipment sub-classes. We have generally relied primarily on the Loss Development Method in calculating ultimate losses and loss adjustment expenses for the more mature accident years, applying our historical loss and loss adjustment expense reporting patterns to paid and incurred losses and loss adjustment expenses reported to date by accident year to estimate ultimate loss and loss adjustment expense and IBNR reserves. In determining our reserve estimates for the more recent, less mature accident years, we have relied more on the Bornhuetter-Ferguson Method to calculate expected loss and loss adjustment expense ratios. Although we have calculated the results from the Expected Loss Ratio Method for the less mature years, we have not relied significantly on this method due to the more meaningful results of the other methods we have used for security classes.

During 2006, the Company experienced approximately $1.1 million in net prior year reserve development primarily in the 2000 accident year, offset somewhat by favorable development on prior years’ unallocated loss adjustment expense reserves. The development on accident year 2000 reserves was concentrated primarily in the safety equipment class as a result of obtaining new information on several high severity cases. See “— Year Ended December 31, 2006 Compared to Year Ended December 31, 2005”, “— Losses and Loss Adjustment Expenses”.

During 2005 the Company experienced approximately $12.8 million in net prior accident year development in its security classes, primarily in accident years 2000 to 2002, principally in the safety equipment sub-class. The prior year reserve development occurred due to new information which emerged during 2005 on a small number of high severity cases, causing increased net case reserve valuations or loss and loss adjustment expense payments of $7.4 million that were not anticipated in our prior years’ IBNR reserve estimates. This development was inconsistent with our historical loss and loss and loss adjustment expense reporting patterns. As a result, we also increased net IBNR reserves by $5.4 million in the affected accident years, and sub-classes, and we increased the expected loss and loss adjustment expense ratios and the reporting patterns used in our reserve estimates for subsequent accident years in those sub-classes. The impact of these increases on our more recent accident years’ IBNR reserves are mitigated somewhat by the purchase of excess reinsurance coverage for high severity cases beginning in June 2004, which was not in place during most of the accident year periods experiencing development on prior year reserves. In addition, our security classes were completely re-underwritten during 2001 and 2002, and large rate increases and extensive use of restrictive and exclusionary coverage policy forms were subsequently implemented, resulting in significant reductions in claims frequency and in reported incurred loss and loss adjustment expense ratios for subsequent accident years. See “— Year Ended December 31, 2005 Compared to Year Ended December 31, 2004”, “— Losses and Loss Adjustment Expenses”.

For other specialty classes, we have relied more on the Bornhuetter-Ferguson Method in calculating our semi-annual reserve estimates. Although we use the Loss Development Method, we have not relied significantly on it as we are still building our experience database for other specialty classes. We have also used the Expected Loss Ratio Method, which we have developed from industry loss cost information, adjusted for changes in premium rates, coverage restrictions, and estimated loss cost trends. We have seven years or less of historical experience of losses and loss adjustment expenses for other specialty classes, so we have relied on industry reporting patterns included in actuarial circulars published by ISO by sub-class groupings that are consistent with our class profiles within our other specialty classes, in combination with our own historical experience.

From 2000 through 2004, our reserve estimates for other specialty classes utilized industry loss and loss adjustment expense reporting pattern information that was included in actuarial circulars available from ISO in 2000. New, updated ISO industry loss and loss adjustment expense reporting pattern information became available during 2005 which was more detailed for each of the sub-class groupings within other specialty classes. The new industry information reflected higher and slower loss reporting patterns than the industry information that was previously available. This was due to a number of factors, including more recent data, additional data from different sources and more detailed segmentation of the data. During 2005, we compared the new industry reporting pattern information to our actual loss experience and determined that the new information more closely aligned with our emerging experience, coverage class groupings and limits profiles for other specialty classes. As a result, in the fourth quarter of 2005, we adopted usage of the new industry loss reporting pattern information in our reserve estimates for all accident years, resulting in increases in prior years’ reserves, and in higher 2005 and later accident year reserve estimates. This change in loss reporting pattern assumptions resulted in the majority of the $6.2 million in prior accident year development that occurred in specialty classes during 2005. See “— Year Ended December 31, 2005 Compared to Year Ended December 31, 2004”, “— Losses and Loss Adjustment Expenses”.

Our reserve analysis determines an actuarial point estimate rather than a range of reserve estimates. We do not compute estimated ranges of loss reserves. Because of the inherent variability in liability losses, point estimates using appropriate actuarial methods and reasonable assumptions provide the best estimate of reserves.

We review loss and loss adjustment expense reserves on a regular basis. We supplement this internal review by engaging an independent actuary. The same independent actuary has conducted semi-annual external analyses for us for the past 14 years. The independent actuary also provides the annual reserve certification in accordance with insurance regulatory requirements. The carried reserves reflect management’s best estimate of the outstanding losses and loss adjustment expense liabilities. Management arrived at this estimate after reviewing both the internal and external analyses.

During the first six months of an accident year, for both security classes and other specialty classes, we have used the Expected Loss Ratio Method based on the previous year end estimates for the previous accident year, adjusted for estimated changes in premium rates, coverage restrictions and estimated loss cost trends. We monitor emerging loss experience monthly and make adjustments to the current accident year expected loss ratio as we believe appropriate. Throughout the year we also compare actual emerging loss development on prior accident years to expected loss development included in our prior accident years’ loss reserve estimates and make quarterly interim adjustments to prior years’ reserve estimates during interim reporting periods as we believe appropriate.

Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. The most significant assumptions affecting our IBNR reserve estimates are expected loss and loss adjustment expense ratios, and expected loss and loss adjustment expense reporting patterns. These vary by underwriting class, sub-classes, and accident years, and are subject to uncertainty and variability with respect to any individual accident year and sub-class. Generally, the reserves for the most recent accident years depend heavily on both assumptions. The most recent accident years are characterized by more unreported losses and less information available for settling claims, and have more inherent uncertainty than the reserve estimates for more mature accident years. The more mature accident years depend more on expected loss and loss expense reporting patterns.

The following sensitivity analysis represents reasonably likely levels of variability in these assumptions in the aggregate. Individual classes and sub-classes and accident years have different degrees of variability in both assumptions and it is not reasonably likely that each assumption for each sub-class and accident year would vary in the same direction and to the same extent in the same reporting period. We believe the most meaningful approach to the sensitivity analysis is to vary the ultimate loss and loss adjustment expense estimates that result from application of the assumptions. We apply this approach on an accident year basis, reflecting the reasonably likely differences in variability by level of maturity of the underlying loss experience for each accident year, using variability factors of plus or minus 10% for the most recent accident year, 5% for the preceding accident year, and 2.5% for the second preceding accident year. There is minimal expected variability for accident years at four or more years’ maturity.

The following table includes net ultimate loss and loss adjustment expense amounts by accident year from our statutory filing for our insurance subsidiaries for the year ended December 31, 2006, which are equal to the net ultimate loss and loss adjustment expense amounts by accident year included in our loss and loss adjustment expense reserve estimates in the consolidated financial statements at December 31, 2006. The use of net of ceded reinsurance amounts is most meaningful since the vast majority of our ceded reinsurance is on a quota share basis. We have applied the sensitivity factors to each accident year amount and have calculated the amount of potential net reserve change and the impact on 2006 reported pre-tax income and on net income and stockholders’ equity at December 31, 2006. We do not believe it is appropriate to sum the illustrated amounts as it is not reasonably likely that each accident year’s reserve estimate assumptions will vary simultaneously in the same direction to the full extent of the sensitivity factor.

				Potential
	Ultimate Loss	December 31, 2006	Potential	Impact on 2006
	and LAE	Ultimate Losses	Impact on 2006	Net Income and
	Sensitivity	and LAE Net of	Pre-Tax	December 31, 2006
	Factor	Ceded Reinsurance	Income	Stockholders’ Equity
	(Dollars in thousands)

Increased Ultimate Losses & LAE
Accident Year 2006	10.00%	$55,090	$(5,509)	$(3,581)
Accident Year 2005	5.00	35,466	(1,773)	(1,153)
Accident Year 2004	2.50	23,983	(600)	(390)
Decreased Ultimate Losses & LAE
Accident Year 2006	(10.00)%	$55,090	$5,509	$3,581
Accident Year 2005	(5.00)	35,466	1,773	1,153
Accident Year 2004	(2.50)	23,983	600	390

Revenue Recognition

Premiums.  Premiums are recognized as earned using the daily pro rata method over the terms of the policies. When premium rates increase, the effect of those increases will not immediately affect earned premium. Rather, those increases will be recognized ratably over the period of coverage. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of policies-in-force. As policies expire, we audit those policies comparing the estimated premium rating units that were used to set the initial premium to the actual premiums rating units for the period and adjust the premiums accordingly. Premium adjustments identified as a result of these audits are recognized as earned when identified.

Commissions and Fees.  Wholesale agency commissions and fee income from unaffiliated companies are earned at the effective date of the related insurance policies produced or as services are provided under the terms of the administrative and service provider contracts. Related commissions to retail agencies are concurrently expensed at the effective date of the related insurance policies produced. Profit sharing commissions due from certain insurance companies, based on losses and loss adjustment expense experience, are earned when determined and communicated by the applicable insurance company.

Investments

Our marketable investment securities, including money market accounts held in our investment portfolio, are classified as available-for-sale and, as a result, are reported at market value. A decline in the market value of any security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. In most cases, declines in market value that are deemed temporary are excluded from earnings and reported as a separate component of stockholders’ equity, net of the related taxes, until realized. The exception of this rule relates to investments in convertible securities with embedded derivatives. These convertible securities were accounted for under SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”) for the three months ended March 31, 2007 and under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) for the three months ended March 31, 2006 and for the years ended December 31, 2006, 2005, and 2004.

Premiums and discounts are amortized or accreted over the life of the related debt security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Deferred Policy Acquisition Costs

Policy acquisition costs related to direct and assumed premiums consist of commissions, underwriting, policy issuance, and other costs that vary with and are primarily related to the production of new and renewal business, and are deferred, subject to ultimate recoverability, and expensed over the period in which the related premiums are earned. Investment income is included in the calculation of ultimate recoverability.

Intangible Assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

The following table summarizes our results for the three months ended March 31, 2007 and 2006:

	Three Months Ended
	March 31,
	2007	2006	Change
	(Dollars in thousands)

Operating revenue
Net earned premiums	$44,929	$28,529	57%
Commissions and fees	4,657	4,444	5
Net investment income	3,294	2,150	53
Net realized gains (losses) on investments	135	(153)	(188)

Total operating revenues	53,015	34,970	52

Operating expenses
Losses and loss adjustment expenses, net	23,954	14,907	61
Amortization of intangible assets	307	292	5
Other operating expenses	12,469	9,104	37

Total operating expenses	36,730	24,303	51

Operating income	16,285	10,667	53
Interest expense	1,089	2,419	(55)

Income before income taxes	15,196	8,248	84
Income taxes	5,229	2,869	82

Net income	$9,967	$5,379	85%

Loss ratio	53.3%	52.3%	1.0 point
Underwriting expense ratio	20.4%	22.5%	(2.1 points )

Combined ratio	73.7%	74.8%	(1.1 points )

Premiums Produced

Premiums produced, which consists of all of the premiums billed by CoverX, for the three months ended March 31, 2007 were $64.3 million, a $4.3 million, or 7%, increase over $59.9 million in premiums produced during the three months ended March 31, 2006. This growth was primarily due to $1.9 million from the opening of the Company’s California underwriting office during the fourth quarter of 2006 and continuing growth from our existing underwriting offices, offset somewhat by a modest decline in premium rates.

Operating Revenue

Net Earned Premiums

	Three Months Ended
	March 31,
	2007	2006	Change
	(Dollars in thousands)

Written premiums
Direct	$59,334	$55,537	7%
Assumed	1,266	1,339	(5)
Ceded	(26,140)	(29,768)	(12)

Net written premiums	$34,460	$27,108	27%

Earned premiums
Direct	$53,374	$48,861	9%
Assumed	1,086	765	42
Ceded	(11,064)	(21,278)	(48)
Earned but unbilled premiums	1,533	181	747

Net earned premiums	$44,929	$28,529	57%

Direct written premiums increased $3.8 million, or 7%, primarily due to the opening of the Company’s California underwriting office in December 2006 and the growth in premiums produced by existing underwriting offices during the three months ended March 31, 2007. Direct earned premiums increased $4.5 million in the three months ended March 31, 2007, or 9%, compared to the three months ended March 31, 2006.

Assumed written premiums decreased $0.1 million, or 5%, and assumed earned premiums increased $0.3 million or 42%. The slight decrease in assumed written premiums is due to the growth in the admitted legal liability sub-class written through a fronting insurer, offset by the elimination of 2006 assumed premium audits related to expirations of policies written under prior fronting relationships. The 42% growth in assumed earned premiums is primarily related to the increase in legal liability sub-class premiums written through a fronting insurer during 2006.

Ceded written premiums decreased $3.6 million, or 12%, and ceded earned premiums decreased $10.2 million, or 48%, in the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Ceded written premiums decreased principally due to purchasing 35% quota share reinsurance effective January 1, 2007, while the Company purchased 50% quota share reinsurance during the first quarter of 2006, offset somewhat by the increase in direct written premiums subject to the quota share arrangement. Ceded earned premiums decreased primarily due to the termination of the Company’s 2006 50% quota share reinsurance treaties on December 31, 2006 on a “cut-off” basis, resulting in the previously ceded unearned premiums being returned to the Company on that date, so that there were no ceded earned premiums related to the 50% reinsurance treaties during the three months ended March 31, 2007. The three months ended March 31, 2006 included ceded earned premiums related to the 2005 quota share reinsurance treaties which continued into 2006. The effect of the December 31, 2006 50% quota share cut-off reinsurance termination was to reduce ceded earned premiums for the three months ended March 31, 2007 by approximately $17.6 million, and to increase net earned premiums by the same amount.

Earned but unbilled premiums increased $1.4 million, or 747%, primarily due to the growth in the rate of audit premiums to original premiums written during 2006, recognition of increased audit premium collection experience, and growth in net retained earned premiums subject to premium audits.

Commissions and Fees

	Three Months Ended
	March 31,
	2007	2006	Change
	(Dollars in thousands)

Insurance underwriting commissions and fees	$1,872	$1,431	31%
Insurance services commissions and fees	2,785	3,013	(8)

Total commissions and fees	$4,657	$4,444	5%

Insurance underwriting commissions and fees increased $0.4 million, or 31%, from the three months ended March 31, 2006 to the three months ended March 31, 2007, principally due to increases in commissions on fronted premiums. Insurance services commissions and fees, which were principally ARPCO income and not related to premiums produced, decreased $0.2 million, or 8%, principally as the result of increased ARPCO fees of $0.2 million offset by decreased brokerage fees income of $0.4 million.

Net Investment Income and Realized Gains on Investments.  During the three months ended March 31, 2007, net investment income was $3.3 million, a $1.1 million, or 53%, increase from $2.2 million reported for the three months ended March 31, 2006 primarily due to the increase in invested assets over the period. At March 31, 2007, invested assets were $360.0 million, a $131.1 million, or 57%, increase over $228.9 million of invested assets at March 31, 2006. This increase was due to increases in net written premiums, the reinsurer payment of the unearned premiums related to the 2006 50% quota share reinsurance terminated on a “cut-off” basis on December 31, 2006 during the three months ended March 31, 2007, retaining cash received for net written premiums under the 2007 35% quota share reinsurance contracts on a “funds withheld” basis during the three months ended March 31, 2007, and proceeds from the initial public offering and the issuance of junior subordinated debentures related to trust preferred securities during the fourth quarter of 2006. Net investment income earned continued to benefit from higher reinvestment rates as proceeds from maturing bonds were reinvested at currently higher interest rates. The annualized investment yield (net of investment expenses) was 4.0% and 3.9% at March 31, 2007 and March 31, 2006, respectively. The increase was the result of the general increase in market interest rates offset by increased allocation to municipal securities. The annualized tax equivalent yield on total investments was 4.8% and 4.2% for the three months ended March 31, 2007 and 2006, respectively.

During the three months ended March 31, 2007, net realized capital gains were $0.1 million, a $0.3 million increase over the net realized capital loss of $0.2 million during the three months ended March 31, 2006. The three months ended March 31, 2007 net realized capital gains were principally due to sales of investment securities at gains of approximately $0.6 million, offset by mark to market declines in convertible bonds carried at market in accordance with the Company’s adoption of SFAS 155 during the three months ended March 31, 2007 of approximately $0.3 million, and due to other than temporary impairments on debt securities of $0.2 million.

Operating Expenses

Losses and Loss Adjustment Expenses.  Losses and loss adjustment expenses incurred increased $9.0 million, or 61%, in the three months ended March 31, 2007 compared to the three months ended March 31, 2006 principally due to the increase in net earned exposures reflected in the 57% growth in net earned premiums, and due to an increase in the accident year loss and loss adjustment expense ratio. This growth was offset somewhat by approximately $0.1 million in favorable development of December 31, 2006 and prior years’ unallocated loss adjustment expense reserves in the three months ended March 31, 2007, as compared to the $0.5 million in unfavorable loss and loss adjustment expense reserves development of December 31, 2005 and prior reserves reported during the three months ended March 31, 2006.

Other Operating Expenses

	Three Months Ended
	March 31,
	2007	2006	Change
	(Dollars in thousands)

Amortization of deferred acquisition expenses	$8,739	$4,894	79%
Ceded reinsurance commissions	(8,258)	(9,063)	(9)
Other underwriting and operating expenses	11,988	13,273	(10)

Other operating expenses	$12,469	$9,104	37%

During the three months ended March 31, 2007, other operating expenses increased $3.4 million, or 37%, from the three months ended March 31, 2006. Amortization of deferred acquisition expenses increased by $3.8 million, or 79%, including a $5.7 million increase related to the approximately $17.6 million in net premiums earned due to the termination on a “cut-off” basis of the 2006 50% quota share reinsurance treaties on December 31, 2006 offset by a decrease of $1.9 million related to remaining net earned premiums during the three months ended March 31, 2007. Ceded reinsurance commissions decreased $0.8 million, or 9%, principally due to the effect of purchasing 35% quota share reinsurance during the first quarter of 2007 compared to purchasing 50% quota share reinsurance during the first quarter of 2006, offset somewhat by changes in ceding commission rates. Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, decreased by $1.3 million, or 10%, principally due to increased net deferrals of acquisition costs of $0.8 million, and a decrease of $0.5 million in general and underwriting expenses primarily due to certain non-recurring expenses during the three months ended March 31, 2006.

Interest Expense

	Three Months Ended
	March 31,
	2007	2006	Change
	(Dollars in thousands)

Senior notes	$—	$2,210	(100)%
Junior subordinated debentures	1,089	206	429
Other	—	3	(100)

Total interest expense	$1,089	$2,419	(55)%

Interest expense decreased $1.3 million, or 55%, from the three months ended March 31, 2006 to the three months ended March 31, 2007. This decrease was principally attributable to a $2.2 million decrease in interest expense related to the $65.0 million senior notes issued in August 2005 and repaid in October 2006. This decrease was offset by a $0.9 million increase in interest expense related to junior subordinated debentures of $46.4 million and $20.6 million at March 31, 2007 and 2006, respectively, which included the change in fair value of interest rate swap on junior subordinated debentures as discussed in “— Liquidity and Capital Resources.”

Income Taxes.  Our effective tax rates were approximately 34.4% for the three months ended March 31, 2007 and 34.8% for the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

On August 17, 2005, we formed a parent holding company, Holdings, to purchase shares of FMFC common stock from certain FMFC stockholders and to exchange shares and options with the remaining stockholders of FMFC. The purchase of shares was financed by the issuance of $65.0 million aggregate principal amount of senior notes by Holdings. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering.

As a result of the acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Our fiscal 2005 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2005 through August 16, 2005, and (ii) the successor period from August 17, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2006 when comparing them to our operating results for 2005 because it would not be meaningful to discuss the partial period from January 1, 2005 through August 16, 2005 (Predecessor) separately from the period from August 17, 2005 to December 31, 2005 (Successor) when comparing 2006 operating results to 2005 operating results.

The following table summarizes our results for the years ended December 31, 2006 and 2005:

	Year Ended
	December 31,
	2006	2005	Change
	(Dollars in thousands)

Operating revenue
Net earned premiums	$110,570	$97,722	13%
Commissions and fees	16,692	26,077	(36)
Net investment income	9,713	6,748	44
Net realized gains on investments	517	220	135

Total operating revenues	137,492	130,767	5

Operating expenses
Losses and loss adjustment expenses, net	56,208	55,094	2
Amortization of intangible assets	1,270	1,166	9
Other operating expenses	29,816	34,100	(13)

Total operating expenses	87,294	90,360	(3)

Operating income	50,198	40,407	24
Interest expense	16,575	4,935	236

Income before income taxes	33,623	35,472	(5)
Income taxes	11,754	12,637	(7)

Net income	$21,869	$22,835	(4)%

Loss ratio	50.8%	56.4%	(5.8 points )
Underwriting expense ratio	16.9%	14.3%	1.8 points

Combined ratio	67.7%	70.7%	(4.0 points )

Premiums Produced

Premiums produced, which consists of all of the premiums billed by CoverX, for the year ended December 31, 2006, were $230.1 million, a $41.6 million, or 22%, increase over $188.5 million in premiums produced during the year ended December 31, 2005. This growth was primarily attributable to:

•	Approximately $32.6 million in net new business, including a full year of operations in the Northeast and the legal professional liability program, and continued growth in existing markets; and

•	$9.0 million increase in premiums on the audit of expiring policies.

Operating Revenue

Net Earned Premiums

	Year Ended
	December 31,
	2006	2005	Change
	(Dollars in thousands)

Written premiums
Direct	$213,842	$168,223	27%
Assumed	4,339	7,673	(43)
Ceded	(75,255)	(70,195)	7

Net written premiums	$142,926	$105,701	35%

Earned premiums
Direct	$206,768	$126,525	63%
Assumed	3,736	17,742	(79)
Ceded	(101,408)	(48,571)	109
Earned but unbilled premiums	1,474	2,026	(27)

Net earned premiums	$110,570	$97,722	13%

Direct written premiums increased $45.6 million, or 27%, while direct earned premiums increased $80.2 million, or 63%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. The increases in direct written premiums and direct earned premiums were due primarily to the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to write substantially all of the new and renewal policies produced by CoverX. As of December 31, 2006, we had the benefit of a full year of direct written premiums with minimal fronting, which resulted in direct earned premiums increasing at a higher rate than direct written premiums. For the year ended December 31, 2005, while the change in business model had been in effect for a full year, the first six months after the change was more of a gradual shift away from fronting towards directly writing policies and as such, there were lower volumes of policies to be earned for the year ended December 31, 2005.

Assumed written premiums decreased $3.3 million, or 43%, and assumed earned premiums decreased $14.0 million, or 79%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. These decreases were consistent with the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.

Ceded written premiums increased $5.0 million, or 7%, and ceded earned premiums increased $52.8 million, or 109%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was due to the increase in premiums produced as well as elections to increase premiums ceded under our current quota share arrangement by 10% to 50% in January 2006. This increase was offset by the return to the Company of $39.6 million in ceded written premiums on December 31, 2006 as a result of the Company’s exercise of its election to terminate expiring quota share reinsurance contracts on a cut-off basis, in accordance with the terms of the reinsurance contracts. The $39.6 million in returned premiums will be earned by the Company and reported as net earned premiums during 2007. The time lag between ceded premiums being written and ceded premiums being earned resulted in a more substantial increase in the ceded earned premiums.

Commissions and Fees

	Year Ended
	December 31,
	2006	2005	Change
	(Dollars in thousands)

Insurance underwriting commissions and fees	$5,789	$15,578	(63)%
Insurance services commissions and fees	10,903	10,499	4

Total commissions and fees	$16,692	$26,077	(36)%

Insurance underwriting commissions and fees decreased $9.8 million, or 63%, from the year ended December 31, 2005 to the year ended December 31, 2006. This was primarily the result of the change in our business model, which resulted in an increase in direct written premiums as a percentage of premiums produced, and insurance underwriting commissions and fees decreased. This decline was offset by the impact of the increase in premiums produced. Insurance services commissions and fees, which were principally ARPCO income and not related to premiums produced, increased $0.4 million, or 4%.

Net Investment Income and Realized Gains on Investments

During the year ended December 31, 2006, net investment income earned was $9.7 million, a $3.0 million, or 44%, increase from $6.7 million reported in the year ended December 31, 2005 primarily due to the increase in invested assets over the period. At December 31, 2006, invested assets were $297.8 million, a $86.8 million, or 41%, increase over $211.0 million of invested assets at December 31, 2005 due to increases in net written premiums and proceeds from the issuance of trust preferred securities. Net investment income earned continued to benefit from higher reinvestment rates as proceeds from maturing bonds were reinvested at currently higher interest rates. The investment yield (net of investment expenses) was 3.9% and 3.5% at December 31, 2006 and December 31, 2005, respectively. The tax equivalent investment yield was 4.66% and 4.08% at December 31, 2006 and December 31, 2005, respectively. The increase was the result of the general increase in market interest rates offset by increased allocation to municipal securities.

During the year ended December 31, 2006 realized capital gains were $0.5 million, a $0.3 million increase over the net realized capital gains of $0.2 million during the year ended December 31, 2005.

Operating Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses incurred during the year ended December 31, 2006 increased by approximately $1.1 million, or 2%, over the year ended December 31, 2005. This increase reflects the growth in net exposures applicable to the approximately 13% increase in net earned premiums, and an increase in the accident year loss and loss adjustment expense ratio, both of which were substantially offset by a $17.9 million decline in prior years reserve development from the level experienced in 2005.

During 2006, the Company experienced approximately $1.1 million in net prior year reserve development primarily in the 2000 accident year, offset somewhat by favorable development on prior years unallocated loss adjustment expense reserves. The development on accident year 2000 reserves was concentrated primarily in the safety equipment class as a result of obtaining new information on several high severity cases.

The increase in the accident year loss and loss adjustment expense ratio was primarily related to the adoption of unpaid industry loss development pattern assumptions in our reserve estimates for other specialty classes during the fourth quarter of 2005, changes in the mix of classes of earned exposures, increased loss and loss adjustment expense cost trends, and increased premium rate competition.

Other Operating Expenses

	Year Ended
	December 31,
	2006	2005	Change
	(Dollars in thousands)

Amortization of deferred acquisition expenses	$16,358	$20,630	(21)%
Ceded reinsurance commissions	(23,507)	(18,551)	27
Other underwriting and operating expenses	36,965	32,021	15

Other operating expenses	$29,816	$34,100	(13)%

During the year ended December 31, 2006, other operating expenses decreased $4.3 million, or 13%, from the year ended December 31, 2005. Amortization of deferred acquisition expenses decreased by $4.3 million, or 21%, as a result of the growth in net earned premiums, more than offset by a decline in the rate of acquisition expenses on premiums. Ceded reinsurance commissions increased $5.0 million, or 27%. This was due to the increase in direct written premiums and ceded premiums, as well as our election to increase premiums ceded under our quota share arrangement by 10% (to 50%) in January 2006. Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, increased by $4.9 million. Insurance underwriting commissions increased by $5.3 million, and other acquisition costs and general and underwriting expenses increased by $3.4 million. In addition, the aforementioned increase in ceding commissions caused deferrals of acquisition costs to decline by $3.8 million.

Interest Expense

	Year Ended
	December 31,
	2006	2005	Change
	(Dollars in thousands)

Senior notes	$14,695	$3,220	356%
Junior subordinated debentures	1,880	942	100
Other	—	773	(100)

Total interest expense	$16,575	$4,935	236%

Interest expense increased $11.6 million, or 236%, from 2005 to 2006. This increase was principally attributable to a $3.9 million increase in interest expense, a $0.4 million increase in amortization of debt issuance costs, a $3.3 million prepayment penalty, and $4.0 million in write-off of debt issuance costs related to the $65.0 million senior notes issued in August 2005 and repaid in October 2006. This increase was offset by our redemption of a $5.0 million promissory note, $1.9 million of subordinated notes and the cancellation of our bank credit facility that eliminated other interest expense. Interest expense on the junior subordinated debentures included the change in fair value of the interest rate swap on the junior subordinated debentures as discussed in “— Liquidity and Capital Resources.”

Income Taxes

Our effective tax rates were approximately 35.0% and 35.6% for the years ended December 31, 2006 and 2005, respectively.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

As a result of the acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Our fiscal 2005 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2005 through August 16, 2005, and (ii) the successor period from August 17, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2005 when comparing them to our operating results of 2004 because it would not be meaningful to discuss the partial period from January 1, 2005 through August 16, 2005 (Predecessor) separately from the period from August 17, 2005 to December 31, 2005 (Successor) when comparing 2005 operating results to 2004 operating results.

The following table summarizes our results for the year ended December 31, 2005 and 2004:

	Year Ended
	December 31,
	2005	2004	Change
	(Dollars in thousands)

Operating revenues
Net earned premiums	$97,722	$61,291	59%
Commissions and fees	26,077	33,730	(23)
Net investment income	6,748	4,619	46
Net realized gains (losses) on investments	220	(120)	(283)

Total operating revenues	130,767	99,520	31

Operating expenses
Losses and loss adjustment expenses, net	55,094	26,854	105
Amortization of intangible assets	1,166	632	84
Other operating expenses	34,100	42,666	(20)

Total operating expenses	90,360	70,152	29

Operating income	40,407	29,368	38
Interest expense	4,935	1,627	203

Income before income taxes	35,472	27,741	28
Income taxes	12,637	10,006	26

Net income	$22,835	$17,735	29%

Loss ratio	56.4%	43.8%	12.6 points
Underwriting expense ratio	14.3%	18.9%	(4.6) points

Combined ratio	70.7%	62.7%	8.0 points

Premiums Produced

Premiums produced for 2005 were $188.5 million, a $41.6 million, or 28%, increase over the $146.9 million in premiums produced in 2004. This growth was primarily attributable to:

•	Approximately $24.5 million increase in premiums produced from other specialty classes underwriting operations in the Northeast that began in the period ended June 30, 2005;

•	$11.2 million increase from premiums produced for other specialty classes in established markets, primarily from growth in renewals and audit premiums on expiring policies; and

•	$5.9 million increase from premiums produced for security classes, both new business and renewals and audit premiums on expiring policies.

Operating Revenue

Net Earned Premiums

	Year Ended
	December 31,
	2005	2004	Change
	(Dollars in thousands)

Written premiums
Direct	$168,223	$53,121	217%
Assumed	7,673	38,945	(80)
Ceded	(70,195)	(19,171)	266

Net written premiums	$105,701	$72,895	45%

Earned premiums
Direct	$126,525	$12,510	911%
Assumed	17,742	51,496	(66)
Ceded	(48,571)	(4,279)	1,035
Earned but unbilled premiums	2,026	1,564	30

Net earned premiums	$97,722	$61,291	59%

Direct written premiums increased $115.1 million, or 217%, and direct earned premiums increased $114.0 million, or 911%, in 2005 over 2004 primarily due to the change in our business model in June 2004 as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.

Assumed written premiums decreased $31.3 million, or 80%, and assumed earned premiums decreased $33.8 million, or 66%. These decreases were consistent with the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.

Ceded written premiums increased $51.0 million, or 266%, and ceded earned premiums increased $44.3 million, or 1,035%, in 2005 over 2004. This was due to the increase in direct written premiums and a decision to increase premiums ceded under the current quota share arrangement from 30% to 40% in July 2005. The time lag between ceded premium being written and ceded premium being earned resulted in a more substantial increase in the ceded earned premium.

Commissions and Fees

	Year Ended
	December 31,
	2005	2004	Change
	(Dollars in thousands)

Insurance underwriting commissions and fees	$15,578	$28,831	(46)%
Insurance services commissions and fees	10,499	4,899	114

Total commissions and fees	$26,077	$33,730	(23)%

Insurance underwriting commissions and fees decreased $13.3 million, or 46%, from 2004 to 2005, primarily as a result of the change in business model, which resulted in an increase in direct written premiums as a percentage of premiums produced and a decrease in third party commissions and fees. This decline was offset by the impact of the increase in premiums produced. Insurance services commissions and fees, which was principally ARPCO income and not related to premiums produced, increased $5.6 million, or 114%, in 2005 over 2004. Due to the acquisition of ARPCO in June 2004, only a half year of ARPCO income was included in the 2004 results.

Net Investment Income and Realized Gains (Losses) on Investments.  For 2005, net investment income earned increased $2.1 million, or 46%, from 2004 primarily due to the increase in invested assets over the period. As of December 31, 2005, invested assets were $211.0 million, a $39.3 million, or 23%, increase over $171.7 million of invested assets as of December 31, 2004 primarily due to increases in net written premiums. The increase in interest rates of approximately 1% in the intermediate part of the yield curve also contributed to the increased level of investment income. The annualized investment yield (net of investment expenses) on average total investments was 3.5% and 3.2% for the 2005 and 2004, respectively. The tax equivalent investment yield was 4.08% and 3.65% at December 31, 2005 and December 31, 2004, respectively. The increase was the result of the general increase in market rates offset by increased allocation to municipal securities.

For 2005, realized capital gains were $0.2 million versus realized capital losses of $0.1 million for 2004. These portfolio gains were driven by the sale of several convertible securities which occurred in an effort to manage the overall risk of the convertible exposure. In addition, throughout the year, we continued to reduce treasury and corporate bond exposure in favor of what we believe to be a more compelling value in the municipal and asset backed sectors.

Operating Expenses

Losses and Loss Adjustment Expenses.  Losses and loss adjustment expenses incurred during 2005 increased by approximately $28.2 million, or 105%, over 2004. This increase was due both to the growth in net earned exposures, which was reflected in the approximately 59% increase in net earned premiums and due to the 12.6 percentage point higher loss ratio during 2005 compared to 2004. The increase in loss ratio was due principally to a $19.0 million increase in losses and loss adjustment expenses related to prior accident years. Approximately $12.8 million of the prior accident year development occurred in the security classes, especially in the safety equipment class for the 2000 to 2002 accident years, because we experienced unusually large increases in severity on a small number of reported claims, and also increased our incurred but not reported loss reserve estimates as a result of increasing our assumptions for expected severity of losses.

Approximately $6.2 million of the prior accident year development occurred in other specialty classes primarily due to the adoption of new industry loss development pattern assumptions that became available during 2005. From 2000 through 2004 our reserve estimates for other specialty classes utilized industry development pattern information that was available in 2000. New industry development pattern information became available during 2005. This new industry information reflected higher and more slowly developing loss patterns than the previously available industry information. This was due to a number of factors, including more recent data and more detailed segmentation in the data. We compared the new industry information to our actual loss experience and determined that the updated information aligned more closely with our emerging loss experience, coverage class groupings and limits profiles for other specialty classes. As a result, we adopted usage of the new industry loss development pattern assumptions in our reserve estimates for all accident years during the fourth quarter of 2005, resulting in increases in prior years’ reserves, and in higher 2005 accident year reserve estimates than had been estimated in 2004 for the 2004 accident year.

Other Operating Expenses

	Year Ended
	December 31,
	2005	2004	Change
	(Dollars in thousands)

Amortization of deferred acquisition expenses	$20,630	$15,713	31%
Ceded reinsurance commissions	(18,551)	(4,643)	300
Other underwriting and operating expenses	32,021	31,596	1

Other operating expenses	$34,100	$42,666	(20)%

During 2005, other operating expenses declined by $8.6 million, or 20%, from 2004. Amortization of acquisition expenses increased by $4.9 million, or 31%, as a result of the growth in net earned premiums slightly offset by a decline in the rate of acquisition expenses on premiums as a result of reduced fronting insurer fees. Ceded reinsurance commissions increased $13.9 million, or 300%, in 2005 over 2004. This was due to the increase in direct written premiums and ceded premiums under our change in business model, as well as our decision in July 2005 to increase premiums ceded under our quota share arrangement by 10% (to 40%). Other underwriting and operating expenses remained relatively constant on a net basis year over year. Included in other underwriting and operating expenses was:

•	Increased CoverX commissions paid to brokers of $6.2 million;

•	Decreased assumed reinsurance commissions of $10.1 million and an increase in the deferral portion of acquisition expenses of $3.2 million, which were consistent with the change in our business model;

•	Increased insurance services expenses of $1.5 million due to the inclusion of a full year of results after the June 2004 acquisition of ARPCO; and

•	Increased general underwriting and operating expenses of $6.0 million due primarily to increased compensation expenses.

Interest Expense

	Year Ended
	December 31,
	2005	2004	Change
	(Dollars in thousands)

Senior notes	$3,220	$—	N/M
Junior subordinated debentures	942	660	43%
Other	773	967	(20)

Total interest expense	$4,935	$1,627	203%

Interest expense increased $3.3 million, or 203%, from 2004 to 2005. The increase was principally attributable to interest on the senior notes issued in August 2005 and a full year of interest on the $20.6 million junior subordinated debentures offset by a reduction in other debt. Interest expense on the junior subordinated debentures included the change in fair value of the interest rate swap on the junior subordinated debentures as discussed in “—Liquidity and Capital Resources.”

Income Taxes.  Our effective tax rates were approximately 35.6% and 36.1% for the years ended December 31, 2005 and 2004, respectively.

Liquidity and Capital Resources

Sources and Uses of Funds

FMFC.  FMFC is a holding company with all of its operations being conducted by its subsidiaries. Accordingly, FMFC has continuing cash needs for primarily administrative expenses, debt service and taxes. Funds to meet these obligations come primarily from management and administrative fees from all of our subsidiaries, and dividends from our non-insurance subsidiaries.

Insurance Subsidiaries.  The primary sources of our insurance subsidiaries’ cash are net written premiums, claims handling fees, amounts earned from investments and the sale or maturity of invested assets. Additionally, FMFC has in the past and may in the future contribute capital to its insurance subsidiaries.

The primary uses of our insurance subsidiaries’ cash include the payment of claims and related adjustment expenses, underwriting fees and commissions and taxes and making investments. Because the payment of individual claims cannot be predicted with certainty, our insurance subsidiaries rely on our paid claims history and industry data in determining the expected payout of claims and estimated loss reserves. To the extent that FMIC and ANIC have an unanticipated shortfall in cash, they may either liquidate securities held in their investment portfolios or obtain capital from FMFC. However, given the cash generated by our insurance subsidiaries’ operations and the relatively short duration of their investment portfolios, we do not currently foresee any such shortfall.

No dividends were paid to FMFC by our insurance subsidiaries during the years ended December 31, 2006, 2005 or 2004. Our insurance subsidiaries retained all of their earnings in order to support the increase of their written premiums, and we expect this retention of earnings to continue. Our insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of their domiciliary state insurance departments. Based on the policyholders’ surplus and the net income of our insurance subsidiaries as of December 31, 2006, FMIC and ANIC may pay dividends in 2007, if declared, of up to $15.7 million without regulatory approval.

Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages.

Non-insurance Subsidiaries.  The primary sources of our non-insurance subsidiaries’ cash are commissions and fees, policy fees, administrative fees and claims handling and loss control fees. The primary uses of our non-insurance subsidiaries’ cash are commissions paid to brokers, operating expenses, taxes and dividends paid to FMFC. There are generally no restrictions on the payment of dividends by our non-insurance subsidiaries, except as may be set forth in our borrowing arrangements.

Cash Flows

Our sources of funds have consisted primarily of net written premiums, commissions and fees, investment income and proceeds from the issuance of equity securities and debt. We use operating cash primarily to pay operating expenses and losses and loss adjustment expenses and for purchasing investments. A summary of our cash flows is as follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Cash and cash equivalents provided by (used in):
Operating activities	$51,628	$17,673	$52,890	$52,190	$28,912
Investing activities	(56,396)	(19,029)	(92,995)	(99,224)	(78,213)
Financing activities	—	244	46,040	51,357	49,612

Change in cash and cash equivalents	$(4,768)	$(1,112)	$5,935	$4,323	$311

Net cash provided by operating activities for the three months ended March 31, 2007 was primarily from cash received on net written premiums and cash received for the unearned premiums related to the 2006 50% quota share reinsurance contract terminated on a “cut-off” basis on December 31, 2006 less cash disbursed for operating expenses and losses and loss adjustment expenses. Net cash provided by operating activities for the three months ended March 31, 2006 was primarily from cash received on net written premiums, less cash disbursed for operating expenses and losses and loss adjustment expenses. Cash received from net written premiums for the three months ended March 31, 2007 were retained on a “funds withheld” basis in accordance with the Company’s 35% quota share reinsurance contracts resulting in increased net cash flow provided by operations compared to the three months ended March 31, 2006.

For 2006, 2005, and 2004, net cash provided by operating activities totaled $52.9 million, $52.2 million, and $28.9 million, respectively, due primarily to cash received on net written premiums, commissions, fees, and investment income less cash disbursed for operating expenses, losses and loss adjustment expenses and income taxes. The increase in cash provided by operating activities since 2004 primarily reflects the increase in net written premiums during 2005 and 2006. During 2006, operating cash flow was approximately level with 2005, due to the growth in ceded reinsurance premiums. The increase in 2005 was also a result of the change in our business model, as 2005 was the first full year that we no longer relied on a fronting arrangement, but instead wrote substantially all of our premiums produced and ceded to third party reinsurers a portion of those premiums, thus generating higher cash flows.

Net cash used in investing activities for the three months ended March 31, 2007 and 2006 primarily resulted from our net investment in short-term, debt and equity securities. The $37.4 million increase in net cash used in investing activities for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was principally a result of increased net cash flow provided by operating activities as described above.

For 2006, net cash used in investing activities totaled $93.0 million, and was primarily invested in short-term, debt and equity securities. The $6.2 million decrease in net cash used in investing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 was a result of $5.4 million less cash available from financing activities, a $0.7 million increase in operating cash flow, and an increase of $1.6 million in change in cash and cash equivalents.

For 2005, net cash used in investing activities totaled $99.2 million resulting primarily from our investment of operating cash flows and cash payments in connection with the notes offering and the repurchase of shares of our minority stockholders, which we refer to as the Holdings Transaction. For 2004, net cash used in investing activities totaled $78.2 million resulting primarily from our net investment of operating cash flows, our investment of cash received from the issuance of debt and convertible preferred stock and the acquisition of the ARPCO Group. The increase in 2005 from 2004 was primarily due to the cash used in the Holdings Transaction offset by the timing of the maturities and the related re-investment of short-term and debt securities.

Net cash provided by financing activities for the three months ended March 31, 2006 resulted from the issuance of common stock. There were no amounts provided by or used in financing activities for the three months ended March 31, 2007.

The $46.0 million of net cash provided by financing activities for the year ended December 31, 2006 was primarily attributable to the proceeds from our initial public offering and our issuance of trust preferred securities, offset by the repurchase of common stock and the retirement of the senior notes. The $51.4 million of net cash provided by financing activities for the year ended December 31, 2005 was primarily the result of the issuance of $65.0 million aggregate principal amount of senior notes in August 2005, offset by the repayment of $2.0 million of bank debt, a $5.0 million promissory note and $1.9 million of subordinated capital notes. During 2004, net cash provided by financing activities was $49.6 million and included $36.2 million of net proceeds from the issuance of convertible preferred stock, $20.6 million of net proceeds from the issuance of junior subordinated debentures, the issuance of a $5.0 million promissory note and $1.7 million of cash received upon exercise of stock options. Net cash provided by financing activities in 2004 was offset in part by the $13.8 million repayment under a revolving credit facility and other debt payments.

Based on historical trends, market conditions, and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our liquidity needs in the foreseeable future. Because economic, market and regulatory conditions may change, however, there can be no assurances that our funds will be sufficient to meet our liquidity needs. In addition, competition, pricing, the frequency and severity of losses, and interest rates could significantly affect our short-term and long-term liquidity needs.

Initial Public Offering

We completed our initial public offering of common stock on October 23, 2006 in which we sold 11,161,764 shares of common stock for $189.7 million. In connection with the offering, on October 23, 2006, we repurchased all of our outstanding senior notes for $69.9 million, paid the holder of our convertible preferred stock $58.0 million pursuant to the terms of our convertible preferred stock, which was also converted into common stock in connection with the initial public offering, and repurchased 1,779,339 shares of converted common stock. We used the remaining $15.2 million of the net proceeds from the initial public offering, along with available cash of $4.8 million, to make a $20.0 million contribution to the capital of FMIC in October 2006.

Long-term Debt

Senior Notes.  We had $65.0 million aggregate principal amount of senior notes outstanding, which were issued by Holdings in August 2005 in connection with the Holdings Transaction. The senior notes were set to mature on August 15, 2012, and bore interest at an annual rate, reset quarterly, equal to the three month LIBOR plus 8%. Interest was payable quarterly with $11.2 million of interest paid during the year ended December 31, 2006. On October 23, 2006, we repurchased all of the outstanding senior notes for $69.9 million, including accrued interest of $1.6 million and a prepayment penalty of $3.3 million.

Junior Subordinated Debentures.  We have $46.4 million cumulative principal amount of floating rate junior subordinated debentures outstanding, $25.8 million of which were issued in December 2006. The debentures were issued in connection with the issuance of trust preferred stock by our wholly-owned, non-consolidated trusts. Cumulative interest on the cumulative principal amount of the debentures is payable quarterly in arrears at a variable annual rate, reset quarterly, equal to the three month LIBOR plus 3.75% for $8.2 million, the three month LIBOR plus 4.00% for $12.4 million, and the three month LIBOR plus 3.0% for $25.8 million principal amount of the debentures. At March 31, 2007, the three month LIBOR rate was 5.35%. We may defer the payment of interest for up to 20 consecutive quarterly periods; however, no such deferral has been made.

Credit Facility.  In October 2006, we entered into a credit facility which provided for borrowings of up to $30.0 million. Borrowings under the credit facility bear interest at our election as follows: (i) at a rate per annum equal to the greater of the lender’s prime rate and the federal funds rate less 0.5%, each minus 0.75%; or, (ii) a rate per annum equal to LIBOR plus an applicable margin which is currently 0.75% or 1.0% based on our leverage ratio. The obligations under the credit facility are guaranteed by our material non-insurance subsidiaries. The maturity date of borrowings made under the credit facility is September 2011. The credit facility contains certain customary covenants which, among other things, restrict our ability to incur indebtedness, grant liens, make investments and sell assets. The credit facility also has certain financial covenants. We are not required to comply with the financial-related covenants until we borrow under the credit facility. There are currently no borrowings under the agreement.

Derivative Financial Instruments.  Financial derivatives are used as part of the overall asset and liability risk management process. We use interest rate swap agreements with a combined notional amount of $45.0 million in order to reduce our exposure to interest rate fluctuations with respect to our junior subordinated debentures. Under two of our swap agreements, which expire in August 2009, we pay interest at a fixed rate of 4.12%; under our other swap agreement, which expires in December 2011, we pay interest at a fixed rate of 5.013%. Under all three swap agreements, we receive interest at the three month LIBOR, which is equal to the contractual rate under the junior subordinated debentures. At March 31, 2007, we had minimal exposure to credit loss on the interest rate swap agreements.

Contractual obligations and commitments

The following table illustrates our contractual obligations and commercial commitments as of December 31, 2006:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Dollars in thousands)

Contractual payments by period:
Long-term debt	$46,394	$—	$—	$—	$46,394
Interest on long-term debt	108,689	3,771	7,543	7,543	89,832
Operating lease obligations	2,491	377	811	728	575
Reserve for losses and loss adjustment expenses	191,013	57,937	76,305	32,219	24,552

Total	$348,587	$62,085	$84,659	$40,490	$161,353

The reserve for losses and loss adjustment expenses payment due by period in the table above are based on the reserve of loss and loss adjustment expenses as of December 31, 2006 and actuarial estimates of expected payout patterns by type of business. As a result, our calculation of the reserve of loss and loss adjustment expenses payment due by period is subject to the same uncertainties associated with determining the level of the reserve of loss and loss adjustment expenses and to the additional uncertainties arising from the difficulty in predicting when claims, including claims that have not yet been incurred but not reported to us, will be paid. Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of the reserve for loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors” for a discussion of the uncertainties associated with estimating the reserve for loss and loss adjustment expenses.

The above table includes all interest payments through the stated maturity of the related long-term debt. Variable rate interest obligations are estimated based on interest rates in effect at December 31, 2006, and, as applicable, the variable rate interest included the effects of our interest rate swaps through the expiration of those swap agreements.

Cash and Invested Assets

Our cash and invested assets consist of fixed maturity securities, convertible securities, and cash and cash equivalents. At March 31, 2007, our investments had a market value of $360.0 million and consisted of the following investments:

	March 31, 2007
	Market Value	% of Portfolio
	(Dollars in thousands)

Money Market Funds	$46,519	12.9%
Treasury Securities	8,444	2.3%
Agency Securities	839	0.2%
Corp/Preferred	37,216	10.3%
Municipal Bonds	164,080	45.6%
Asset backed Securities	45,544	12.7%
Mortgages	32,562	9.0%
Convertible Securities	24,715	6.9%
Other	63	0.1%

Total	$359,982	100.0%

The following table shows the composition of the investment portfolio by remaining time to maturity at March 31, 2007. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the expected maturities of our investments in putable bonds fluctuate inversely with interest rates and therefore may also differ from contractual maturities.

% of Total
Average Life	Investment

Less than one year	23.7%
One to two years	10.8%
Two to three years	12.1%
Three to four years	19.7%
Four to five years	12.9%
Five to seven years	10.8%
More than seven years	10.0%

Total	100.0%

The primary goals of our investment portfolio are to:

•	accumulate and preserve capital;

•	assure proper levels of liquidity;

•	optimize total after tax return subject to acceptable risk levels;

•	provide an acceptable and stable level of current income; and

•	approximate duration match between investments and our liabilities.

In keeping with these goals, we maintain an investment portfolio consisting primarily of high grade fixed income securities. Our investment policy is developed by the investment committee of the board of directors and is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiaries are subject.

We have structured our investment policy to manage the various risks inherent in achieving our objectives. Credit-related risk is addressed by limiting minimum weighted-average portfolio credit quality to AA. Per issue credit limits have been set to limit exposure to single issue credit events. With the exception of convertible securities, which according to our investment policy may comprise up to 20% of our portfolio, all investments must be rated investment grade at the time of purchase with no more than 30% of the aggregate portfolio held in BBB rated securities. In addition, the convertible sector of the portfolio must maintain a weighted average credit quality of investment grade. Interest rate risk or duration risk management was tied to the duration of the liability reserves. The effective duration of the portfolio as of March 31, 2007 is approximately 2.9 years and the tax-effected duration is 2.4 years. Excluding cash, equity and convertible securities, the portfolio duration and tax-effected duration are 3.4 years and 2.9 years, respectively. The shorter tax-effected duration reflects the significant portion of the portfolio in municipal securities. The annualized investment yield (net of investment expenses) on total investments was 4.0% and 3.9% for three months ended March 31, 2007 and 2006, respectively. The increase was the result of the general increase in market rates offset by increased allocation to municipal securities. The annualized tax equivalent yield on total investments was 4.8% and 4.2% for the three months ended March 31, 2007 and 2006, respectively. Our investment policy establishes diversification requirements across various fixed income sectors including governments, agencies, mortgage and asset backed securities, corporate bonds, preferred stocks, municipal bonds and convertible securities. Although our investment policy allows for investments in equity securities, we have virtually no current exposure nor have any current plans to add exposure to equities. Convertible securities are utilized as a means of achieving equity exposure with lower long-term volatility than the broad equity market while having the added benefit of being treated as bonds from a statutory perspective.

We utilize a variety of investment managers, each with its own specialty. Each of these managers has authority and discretion to buy and sell securities subject to guidelines established by our investment committee. Management monitors the investment managers as well as our investment results with the assistance of an investment advisor that has been advising us since early 1990. Our investment advisor is independent of our investment managers and the funds in which we invest. Each manager is measured against a customized benchmark on a monthly basis. Investment performance and market conditions are continually monitored. The investment committee reviews our investment results quarterly.

The majority of our portfolio consists of AAA or AA rated securities with a Standard and Poor’s weighted average credit quality for our aggregate fixed income portfolio of AA+ at March 31, 2007. The majority of the investments rated BBB and below are convertible securities. Consistent with our investment policy, we review any security if it falls below BBB− and assess whether it should be held or sold. The following table shows the ratings distribution of our fixed income portfolio as of March 31, 2007 as a percentage of total market value.

% of Total
S&P Rating	Investments

AAA	76.9%
AA	8.7%
A	7.7%
BBB	5.4%
BB	0.7%
B	0.5%
CCC	0.1%
NR	0.0%

Total	100.0%

Cash and cash equivalents consisted of cash on hand of $9.6 million at March 31, 2007.

At March 31, 2007 the total unrealized loss of all impaired securities totaled $2.2 million. This represents approximately 0.6% of year-end invested assets of $360.0 million.

For the three months ended March 31, 2007, we sold approximately $2.4 million of market value of securities, which were trading below amortized cost while recording a realized loss of approximately $13,000. This loss represented 0.53% of the amortized cost of the positions. We sold Treasury issues to purchase other securities. We also sold some isolated positions of corporate, mortgage and municipal bonds. These sales were unique opportunities to sell specific positions due to changing market conditions. These situations were exceptions to our general assertion regarding our ability and intent to hold securities with unrealized losses until they mature or recover in value. This position is further supported by the insignificant losses as a percentage of amortized cost for the respective periods.

At December 31, 2006 the total unrealized loss of all impaired securities totaled $2.7 million. This represents approximately 0.9% of year-end invested assets of $297.8 million. This unrealized loss position was the result of the continual increase in short term and intermediate term interest rates that has taken place over the past approximately 3 years. These unrealized losses have persisted due to the series of tightenings by the Federal Reserve resulting in a significant increase in interest rates of approximately 200 basis points in the intermediate part of the yield curve over the past 36 months. These losses are substantially all a result of bond prices dropping due to the general increase in interest rates and not credit related circumstances. We have viewed these market value declines as being temporary in nature. Our portfolio is relatively short as the duration of the portfolio is approximately 3.0 years. We expect to hold the majority of these temporarily impaired securities until maturity in the event that interest rates do not decline from current levels. In light of our significant growth over the past 24 months, liquidity needs from the portfolio are inconsequential. As a result, we would not expect to have to liquidate temporarily impaired securities to pay claims or for any other purposes. There have been certain instances over the past year, where due to market based opportunities, we have elected to sell a small portion of the portfolio. These situations were unique and infrequent occurrences and in our opinion, do not reflect an indication that we do not have the intent and ability to hold these securities until they mature or recover in value.

Below is a table that illustrates the unrecognized impairment loss by sector. The substantial rise in interest rates was the primary factor leading to impairment. All asset sectors were affected by the overall increase in rates as can be seen from the table below. In addition to the general level of rates, we also look at a variety of other factors such as direction of credit spreads for an individual issue as well as the magnitude of specific securities that have declined below amortized cost.

Amount of Impairment
Sector	at December 31, 2006
(Dollars in thousands)

Debt Securities
U.S. government securities	$(375)
Government agency mortgage-backed securities	(212)
Government agency obligations	(27)
Collateralized mortgage obligations and other asset-backed securities	(245)
Obligations of states and political subdivisions	(1,200)
Corporate bonds	(569)

Total Debt Securities	(2,628)
Preferred stocks	(59)

Total	$(2,687)

The most significant risk or uncertainty inherent in our assessment methodology is that the current credit rating of a particular issue changes over time. If the rating agencies should change their rating on a particular security in our portfolio, it could lead to a reclassification of that specific issue. The vast majority of our unrecognized impairment losses are investment grade and “AAA” rated. Should the credit quality of individual issues decline for whatever reason then it would lead us to reconsider the classification of that particular security. Within the non-investment grade sector, we continue to monitor the particular status of each issue. Should prospects for any one issue deteriorate, we would potentially alter our classification of that particular issue.

The table below illustrates the breakdown by investment grade and non investment grade unrealized loss as well as the duration that these sectors have been trading below amortized cost. The average duration of the impairment has been greater than 12 months. The average unrealized loss as a percent of amortized cost is 1.4% of the portfolio.

				Average
				Unrealized
	% of Total	Total		Loss as % of	% of Loss
	Amortized Cost	Amortized Cost	Total Loss	Amortized Cost	> 12 Months
	(Dollars in thousands)

Non Investment Grade	0.5%	$982	$(35)	(3.6)%	100.0%
Investment Grade	99.5%	192,308	(2,652)	(1.4)%	74.7%

Total	100.0%	$193,290	$(2,687)	(1.4)%	75.1%

For those securities trading at a loss, approximately 0.5% of the securities are non investment grade. In general we view these issues as having a reasonable probability of recovering full value. These issues are continually monitored and may be classified in the future as being other than temporarily impaired. The balance, or 99.5% of those securities trading at a loss, is investment grade. The majority of these securities are “AAA” or “AA” rated.

The largest concentration of temporarily impaired securities is obligations of states and political subdivisions at approximately 44.6% of the total loss. These securities are highly rated and have been affected primarily by the current interest rate environment. The next highest concentration of temporarily impaired securities is Corporate bonds at 21.2% of the total loss. These issues have been affected as well by the overall level of interest rates. The next highest concentration of temporarily impaired securities are U.S. government securities at 14.0% of the total loss, followed by Collateralized mortgage obligations and other asset-backed securities at 9.1%, Government agency mortgage-backed securities at 7.9%, Preferred stocks at 2.2% and lastly government agency obligations at 1.0%. These unrealized losses are due to the rise in rates as well.

For 2006 and the first three months of 2007, we sold approximately $33.5 million and $2.4 million of market value of securities, respectively, which were trading below amortized cost while recording a realized loss of approximately $0.8 million and $13,000, respectively. This loss represented 2.4% for 2006 and 0.53% for the first three months of 2007 of the amortized cost of the positions. We sold Treasury issues to purchase other securities. We also sold some isolated positions of corporate, mortgage and municipal bonds. These sales were unique opportunities to sell specific positions due to changing market conditions. These situations were exceptions to our general assertion regarding our ability and intent to hold securities with unrealized losses until they mature or recover in value. This position is further supported by the insignificant losses as a percentage of amortized cost for the respective periods.

Deferred Policy Acquisition Costs

We defer a portion of the costs of acquiring insurance policies, primarily commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business. For the three months ended March 31, 2007, $4.7 million of the costs were deferred. Deferred policy acquisition costs totaled $14.5 million, or 19.9%, of unearned premiums (net of reinsurance), at March 31, 2007.

On December 31, 2006 we elected the cut-off termination option available to us on the expiration of our 50% quota share contracts expiring that day in accordance with the termination provision of the quota share contracts. As a result, we effectively eliminated the 50% quota share reinsurance on the December 31, 2006 unearned premiums that had been ceded 50% up until contract expiration. The amount of the previously ceded net unearned premium reserve that was returned to the Company as a result of the cut-off termination election was $39.6 million at December 31, 2006. As those premiums are earned during 2007, they will be reported in the Company’s net earned premiums. At December 31, 2006 we recorded the related $12.8 million in ceded commissions as deferred acquisition costs, of which $7.1 million remained at March 31, 2007 to be amortized during the remainder of 2007 as related unearned premiums are earned.

Loss and Loss Adjustment Expense Reserves

Losses and loss adjustment expenses.  We maintain reserves to cover our estimated ultimate losses under all insurance policies that we write and our loss adjustment expenses relating to the investigation and settlement of policy claims. The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on open reported cases, which are referred to as IBNR reserves. In evaluating whether the reserves are reasonable for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expense payments. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses. We do not discount the reserves for losses and loss adjustment expenses.

Our reserves consist entirely of reserves for liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by us under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current results of operations. For a further discussion of how we determine our loss and loss adjustment expense reserves and the uncertainty surrounding those estimates, see “— Critical Accounting Policies — Loss and Loss Adjustment Expense Reserves”.

Reconciliation of Unpaid Losses and Loss Adjustment Expenses

We establish a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following table represents changes in our aggregate reserves during 2006, 2005 and 2004:

	2006	2005	2004
	(Dollars in thousands)

Balance, January 1	$113,864	$68,699	$61,727
Less reinsurance recoverables	21,869	5,653	5,083

Net balance, January 1	91,995	63,046	56,644

Incurred related to
Current year	55,090	36,052	25,157
Prior years	1,118	19,042	1,697

Total incurred	56,208	55,094	26,854

Paid related to
Current year	1,605	2,119	498
Prior years	22,511	24,026	19,954

Total paid	24,116	26,145	20,452

Net balance, December 31	124,087	91,995	63,046
Plus reinsurance recoverables	66,926	21,869	5,653

Balance, December 31	$191,013	$113,864	$68,699

During 2006, the Company experienced approximately $1.1 million in net prior year reserve development principally in the 2000 accident year, offset somewhat by favorable development on prior years unallocated loss adjustment expense reserves. The development on accident year 2000 reserves was concentrated primarily in the safety equipment class as a result of obtaining new information on several high severity cases.

During 2005, we experienced adverse development in the loss and loss adjustment expense reserves for accident years 2000 through 2002, with respect to policies written for security classes, especially in the safety equipment installation and service class. The prior year reserve development occurred due to new information which emerged during 2005 on a small number of complex high severity cases, causing increased net case reserve valuations or loss and loss adjustment expense payments of $7.4 million that were not anticipated in our prior years’ IBNR reserve estimates. This development was inconsistent with our historical loss and loss and loss adjustment expense reporting patterns. Our historic reporting patterns for this class generally reflect minimal development beyond the fourth year of maturity. The loss development on policies written during 1999 to 2001 has been volatile, and more slowly developing, compared to expectations based on our historic loss emergence patterns that are associated with the same classes of policies. The overall loss experience on these policies has been significantly worse than our insurance subsidiaries’ historic experience on policies written both before and after this period. In response to the adverse loss development in 2005, we increased our reserves applicable to prior accident years for security classes by approximately $12.8 million.

Our loss experience on policies that we wrote for the safety equipment installation and service class during 1999 to 2001 has been significantly worse than on policies written for other security classes, with an average loss and loss adjustment expense ratio of approximately 188% during those accident years. We have written the safety equipment class throughout our history on a profitable basis, and we expanded our writings in this class dramatically from 1999 through 2001, primarily through writing new policies for former customers of several competitors who exited the property casualty markets during that period. Our underwriters relied on loss history data provided by the former competitors and increased premium rates accordingly on these policies, and we expected the new policies to be profitable.

While we increased the prices on new policies from those charged by the previous insurers, the historical loss information we used to underwrite some of the new policies was based on information provided by previous insurers who left the market, and much of that information was later found to be inaccurate or incomplete. In retrospect, premium rates for new policies written for the safety equipment installation and service class during this period ultimately proved to be inadequate. The impact of the inadequate premium rates was compounded by our growth in the safety equipment installation and service class during that period. In reaction to the observed deterioration in the loss experience of the safety equipment installation and service class, we implemented a number of changes in both the safety equipment installation and service class and other security classes, many of these changes coincided with and were facilitated by the “hard market” conditions that emerged during this period, and include the following:

•	Extensive re-underwriting of policies during 2001 and 2002;

•	Adoption of more stringent underwriting standards;

•	De-emphasis of unprofitable markets;

•	Increased premium rates from 2002 to 2005;

•	Implementation of many coverage exclusions, restrictions, endorsements, and higher deductibles in 2002 and 2003;

•	Implementation of improved audit premium and deductible procedures and controls; and

•	Beginning in June 2004, our purchase of excess reinsurance so that we reduced our net per occurrence losses and loss adjustment expense retention by 50%.

As a result of these actions, net incurred losses and loss adjustment expenses and the net incurred loss ratios and frequency of losses for the 2003 to 2005 accident years on policies written for security classes have improved significantly in comparison to the 1999 to 2002 accident years, which resulted in overall improved calendar year loss ratios from 2003 through 2006.

In addition, we increased our reserves applicable to policies written for other specialty classes by approximately $6.2 million, principally as a result of using updated industry loss development factors, which became available to us during 2005, in the calculations of ultimate expected losses and reserves on those classes. These updated factors indicated that losses are expected to emerge more slowly than what was reflected in the previous industry development factors that we used. We began writing for other specialty classes in 2000 and have seven years or less of our own historical loss experience for these classes. Consequently, we have relied significantly on industry development factors in our reserve estimates. As our historical experience increases, we will be able to give more weight to our own experience and reduce the amount of weight given to industry experience in our reserve estimates.

From 2000 through 2004, for other specialty classes we had used an earlier set of available industry development factors from a study published in 2000. We adopted the industry development factors that became available during 2005 because they reflected more recent industry experience, were separated into losses and loss adjustment expenses and in more class and coverage limit segments that aligned more closely with our classifications and coverage limits, and were more closely aligned with our actual emerging experience. The increases and decreases in incurred losses related to prior accident years, as reflected in the preceding table for 2004 and 2003, primarily resulted from differences in actual versus expected loss development.

Loss Development.  Below is a table showing the development of our reserves for unpaid losses and loss adjustment expenses for us for report years 1996 through 2006. The table portrays the changes in the loss and loss adjustment expenses reserves in subsequent years relative to the prior loss estimates based on experience as of the end of each succeeding year, on a GAAP basis.

The first line of the table shows, for the years indicated, the net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 1996 it was estimated that $48.0 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 1996, whether reported or unreported to our insurance subsidiaries.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $48.0 million was re-estimated to be $32.3 million at December 31, 2006. The increase/decrease from the original estimate would generally be a combination of factors, including:

•	reserves being settled for amounts different from the amounts originally estimated;

•	reserves being increased or decreased for individual claims that remain open as more information becomes known about those individual claims; and

•	more or fewer claims being reported after December 31, 1996 than had been reported before that date.

The “cumulative redundancy (deficiency)” represents, as of December 31, 2006, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means that the original estimate was higher than the current estimate for reserves; a deficiency means that the current estimate is higher than the original estimate for reserves. For example, because the reserves established as of December 31, 1996 at $48.0 million were reestablished at December 31, 2006 at $32.3 million, it was re-estimated that the reserves which were established as of December 31, 1996 included a $15.7 million redundancy.

The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $48.0 million as of December 31, 1996 by December 31, 2006 (ten years later) $32.2 million actually had been paid in settlement of the claims which pertain to the reserve as of December 31, 1996.

Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

ANIC’s reserves averaged approximately 13% of our total reserves for each year in the ten year period ended December 31, 2006. From 1996 through 2001, ANIC’s reserves were primarily applicable to ANIC’s non-standard personal auto and commercial multi-peril business lines, which were discontinued in 2001. Beginning in 2002, ANIC’s reserves were derived primarily from its assumed quota share of a portion of the premiums produced by CoverX.

Analysis of Unpaid Loss and Loss Adjustment Expense Development

	Year ended December 31,
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net reserve for unpaid losses and loss adjustment expenses	$48,018	$37,714	$32,023	$31,561	$34,498	$46,617	$54,507	$56,644	$63,046	$91,995	$124,087
Net reserves re-estimated at December 31:
One year later	47,044	33,364	27,286	27,926	34,677	47,744	56,023	58,342	82,087	93,113
Two years later	43,286	28,801	21,363	26,967	35,789	52,212	61,968	78,214	83,844
Three years later	38,796	22,877	19,030	27,932	37,774	59,665	81,339	80,314
Four years later	33,224	21,824	19,367	28,108	40,026	73,785	83,624
Five years later	32,447	22,148	18,892	28,770	45,470	76,375
Six years later	32,953	21,482	18,917	30,219	47,769
Seven years later	32,275	21,677	19,605	30,478
Eight year later	32,330	22,255	19,541
Nine years later	32,290	22,226
Ten years later	32,285
Cumulative redundancy (deficiency) on net reserves	15,733	15,488	12,482	1,083	(13,271)	(29,758)	(29,117)	(23,670)	(20,798)	(1,118)
Cumulative amount of net liability paid through December 31:
One year later	15,064	8,224	5,810	7,855	9,791	13,999	18,757	19,955	24,025	22,511
Two years later	22,564	12,975	10,737	14,063	19,060	30,603	37,249	40,487	42,835
Three years later	26,186	16,435	13,303	19,856	27,724	43,950	55,262	55,297
Four years later	28,455	18,198	15,918	24,039	33,839	56,471	66,215
Five years later	29,685	19,886	17,382	26,900	38,525	64,331
Six years later	31,024	20,657	18,198	28,328	43,065
Seven years later	31,627	21,223	18,583	28,996
Eight year later	31,984	21,584	18,924
Nine years later	32,183	21,960
Ten years later	32,203
Gross reserves — end of year	56,308	45,221	37,653	36,083	36,150	48,143	59,449	61,727	68,699	113,864	191,013
Reinsurance recoverable on unpaid losses	8,290	7,507	5,630	4,522	1,652	1,526	4,942	5,083	5,653	21,869	66,926

Net reserves — end of year	48,018	37,714	32,023	31,561	34,498	46,617	54,507	56,644	63,046	91,995	124,087
Gross reserves — re-estimated at 12/31/06	39,452	29,524	26,986	35,205	51,221	81,041	90,243	86,894	91,497	116,014
Reinsurance recoverable on unpaid losses — re-estimated at 12/31/06	7,167	7,298	7,445	4,727	3,452	4,666	6,619	6,580	7,653	22,901

Net reserves — re-estimated at 12/31/06	32,285	22,226	19,541	30,478	47,769	76,375	83,624	80,314	83,844	93,113
Cumulative redundancy (deficiency) on gross reserves	16,856	15,697	10,667	878	(15,071)	(32,898)	(30,794)	(25,167)	(22,798)	(2,150)

Factors contributing to the reserve development in the preceding table are as follows:

From 1996 through 1998, our insurance subsidiaries experienced significant favorable development of their reserves, reflecting redundancies in all years. This development was significantly influenced by the police and public officials classes of business which FMIC’s predecessor organization, First Mercury Syndicate (“FMS”) began writing in 1991, and FMIC stopped writing in 1996. Early reported losses and loss adjustment expense emergence in those classes was worse than industry experience, and estimated ultimate losses and loss adjustment expenses and related reserves were based on a continuation of the adverse trend and use of industry development factors. In addition, FMS’s loss and loss adjustment experience data only went back to FMS’s formation in 1985, so greater weight was given to industry data compared to our claims experience in establishing IBNR. As our policies in the accident years matured, the loss trends moderated and ultimate losses and loss adjustment expenses emerged lower than the industry data indications.

From 2000 through 2004, the reserves gave greater weight to loss development patterns from our historical experience through 1998, and were adjusted for differences between actual and expected development as losses and loss adjustment expenses emerged. During 2005, a significant amount of adverse development occurred related to accident years 2000 through 2002, and our insurance subsidiaries increased their reserves accordingly. In addition, we increased our reserves applicable to other specialty classes, principally as a result of using updated industry loss development factors, which became available during 2005, in the calculations of ultimate expected losses and reserves on other specialty classes.

During 2006, the Company experienced approximately $1.1 million in net prior year reserve development primarily in the 2000 accident year, offset somewhat by favorable development on prior years unallocated loss adjustment expense reserves. The development on accident year 2000 reserves was concentrated primarily in the safety equipment class as a result of obtaining new information on several high severity cases.

Because the loss table above is prepared on a reported year basis, the $20.8 million and $22.8 million in unfavorable net reserve and gross reserve development, respectively, on the December 31, 2004 net and gross reported reserves appears in the applicable reported year that coincides with the related accident years affected and is repeated in each subsequent year through 2005.

For policies written from the middle of 2002 through the present, historical experience for security classes has improved due to the underwriting initiatives taken in response to the deterioration in loss experience for the 1999 through 2001 accident years, especially in the safety equipment installation and service class.

Reinsurance

Our insurance subsidiaries cede insurance risk to reinsurers to diversify their risks and limit their maximum loss arising from large or unusually hazardous risks or catastrophic events. Additionally, our insurance subsidiaries use reinsurance in order to limit the amount of capital needed to support their operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or ceding, a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

In June 2004, following the investment in our convertible preferred stock, FMFC contributed additional capital to FMIC, resulting in an increase in FMIC’s statutory surplus of $26.0 million. Shortly thereafter, A.M. Best raised FMIC’s financial strength rating to “A−” and size rating to “VII,” thus qualifying it to be the direct writer of substantially all of the premiums produced by CoverX. On May 1, 2005, the prior assumed reinsurance contracts terminated. By December 31, 2005, substantially all premiums produced were written directly by FMIC. In March 2007, A.M. Best raised FMIC’s size rating to “VIII”. Effective January 1, 2007 FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC along fixed percentages. On May 4, 2007 A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC. ANIC’s A.M. Best rating was upgraded to “A−” as a result.

FMIC entered into ceding reinsurance contracts effective June 2004, ceding per occurrence coverages in excess of $500,000 per risk, and ceding 39% of its net retention to an unaffiliated reinsurer (30%) and to ANIC (9%), increasing the combined net retention of our insurance subsidiaries to 70% of the first $500,000 per occurrence. We increased the premiums ceded under quota share agreements with unaffiliated reinsurers to 40% in July 2005 and 50% in January 2006.

During 2006, we maintained a 50% quota share on all of our business other than our legal professional liability class, for which we maintained a variable 70% to 85% quota share, and our umbrella policies, for which we maintained a 90% quota share.

On December 31, 2006 we elected the cut-off termination option available to us on the expiration of our 50% quota share contracts expiring that day in accordance with the termination provisions of these quota share contracts. As a result, we effectively eliminated the 50% quota share reinsurance on the $39.6 million unearned premiums as of December 31, 2006 that had been ceded prior to contract expiration. This amount of previously ceded net unearned premium reserve was returned to the Company as a result of the cut-off termination election. As those premiums are earned during 2007, they will be reported in the Company’s net earned premiums. We had previously recorded $12.8 million in ceded commissions related to the $39.6 million of unearned premiums as a reduction in deferred acquisition costs. Those commissions are included in deferred acquisition costs reported at December 31, 2006, and will be amortized during 2007 as the related unearned premiums are earned.

Effective January 1, 2007, we purchased 35% quota share reinsurance to replace the expiring 50% for policies issued with effective dates beginning January 1, 2007. Our excess of loss reinsurance is used to limit our maximum exposure per claim occurrence. We currently maintain a $500,000 excess of $500,000 per occurrence coverage, which was renewed on January 1, 2007. On April 1, 2007, we extended the 90% quota share reinsurance applicable to umbrella policies through March 31, 2008. On May 1, 2007, we amended our 35% quota share reinsurance treaties to include the legal professional liability class.

We have historically adjusted our level of quota share reinsurance based on our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. We believe that the current reinsurance market for the lines of business that we insure is stable in both capacity and pricing. In addition, we do not anticipate structural changes to our reinsurance strategies, but rather will continue to adjust our level of quota share and excess of loss reinsurance based on our premiums produced, level of capitalization and risk appetite. As a result, we believe that we will continue to be able to execute our reinsurance strategies on a basis consistent with our historical and current reinsurance structures.

The following table illustrates our direct written premiums and premiums ceded for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Direct written premiums	$59,334	$55,537	$213,842	$168,223	$53,121
Ceded written premiums	26,140	29,768	75,255	70,195	19,171

Net written premiums	$33,194	$25,769	$138,587	$98,028	$33,950

Ceded written premiums as percentage of direct written premiums	44.1%	53.6%	35.2%	41.7%	36.1%

The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Ceded written premiums	$26,140	$29,768	$75,255	$70,195	$19,171
Ceded premiums earned	11,064	21,278	101,408	48,571	4,279
Losses and loss adjustment expenses ceded	3,981	10,856	53,237	20,962	2,261
Ceding commissions	3,021	6,586	30,763	14,805	1,036

Our net cash flows relating to ceded reinsurance activities (premiums paid less losses recovered and ceding commissions received) were approximately $17.2 million net cash paid for the three months ended March 31, 2007 compared to net cash paid of $21.0 million for the three months ended March 31, 2006.

Our net cash flows relating to ceded reinsurance activities (premiums paid less losses recovered and ceding commissions received) were approximately $48.7 million net cash paid for the year ended December 31, 2006 compared to net cash paid of $48.4 million for the year ended December 31, 2005. We paid approximately $12.8 million for the year ended December 31, 2004. As a result of the above described election to exercise the cut-off termination option with respect to the 2006 50% ceded quota share reinsurance contracts, $26.8 million was due to the Company from the quota share reinsurers at December 31, 2006. This amount was reported in premiums and reinsurance balances receivable in our December 31, 2006 balance sheet. We received $21.5 million from the quota share reinsurers during the three months ended March 31, 2007.

The assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. The inability to recover amounts due from reinsurers could result in significant losses to us. To protect us from reinsurance recoverable losses, FMIC seeks to enter into reinsurance agreements with financially strong reinsurers. Our senior executives evaluate the credit risk of each reinsurer before entering into a contract and monitor the financial strength of the reinsurer. On March 31, 2007, all reinsurance contracts to which we were a party were with companies with A.M. Best ratings of “A” or better. In addition, ceded reinsurance contracts contain trigger clauses through which FMIC can initiate cancellation including immediate return of all ceded unearned premiums at its option, or which result in immediate collateralization of ceded reserves by the assuming company in the event of a financial strength rating downgrade, thus limiting credit exposure. On March 31, 2007, there was no allowance for uncollectible reinsurance, as all reinsurance balances were current and there were no disputes with reinsurers.

On March 31, 2007 and December 31, 2006, FMFC had a net amount of recoverables from reinsurers of $98.8 million and $99.6 million, respectively, on a consolidated basis. The following is a summary of our insurance subsidiaries’ net reinsurance recoverables by reinsurer:

			Net Amount	Net Amount
	A.M.		Recoverable as of	Recoverable as of
	Best Rating		March 31, 2007	December 31, 2006
			(Dollars in thousands)

ACE Property & Casualty Insurance Company	A	+	62,436	$69,093
Swiss Reinsurance America Corporation	A		25,900	18,010
Platinum Underwriters Reinsurance, Inc.	A		4,326	5,883
Berkley Insurance Company	A		1,103	1,644
Other	(1)		5,004	4,988

Total			$98,769	$99,618

(1)	- all other reinsurers carry an A.M. Best rating of “A” and above

The reinsurance market moves in pricing cycles which are correlated with the primary insurance market. Thus, after experiencing adverse reserve development due to inadequate pricing during the soft market, the amount of capacity in the reinsurance market has decreased. This has in turn placed upward pressure on reinsurance prices and restricted terms.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. The Company has not elected the early adoption provisions of this standard. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.

Credit Risk

Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer or a reinsurer.

We address the risk associated with debt issuers by investing in fixed maturity securities that are investment grade, which are those securities rated “BBB — ” or higher by Standard & Poor’s. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio. Our outside investment managers assist us in this process. We utilize a variety of tools and analysis to as part of this process. If a security rated “BBB — ” or higher by Standard & Poor’s at the time that we purchase it and is then downgraded below “BBB — ” while we hold it, we evaluate the security for impairment, and after discussing the security with our investment advisors, we make a decision to either dispose of the security or continue to hold it. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

We address the risk associated with reinsurers by generally targeting reinsurers with A.M. Best financial strength ratings of “A−” or better. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. In addition, we continually monitor rating downgrades involving any of our reinsurers. At March 31, 2007, all reinsurance contracts were with companies with A.M. Best ratings of “A” or better.

Interest Rate Risk

Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. We manage our exposure to interest rate risk through an asset and liability matching process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position. Our outside investment managers assist us in this process. We have $46.4 million cumulative principal amount of floating rate junior subordinated debentures outstanding. We have entered into interest rate swap agreements through 2009 with a combined notional amount of $20.0 million and through 2011 with a notional amount of $25.0 million in order to fix the interest rate on this debt, thereby reducing our exposure to interest rate fluctuations with respect to our debentures.

BUSINESS

We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 34 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed the underwriting expertise and cost-efficient infrastructure which have enabled us to underwrite such risks profitably. Over the last seven years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors. As part of this extension of our business, we have increased our underwriting staff and opened offices in Chicago, Dallas, Naples, Florida, Boston and Irvine, California.

As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. Our combined ratio, a customary measure of underwriting profitability, has averaged 67.1% over the past three years. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured. We believe this flexibility has a beneficial impact on our underwriting profitability and our combined ratio.

In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 25.8% over the past three calendar years.

Our CoverX subsidiary is a licensed wholesale insurance broker that produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. We participate in the risk on insurance policies sold through CoverX, which we refer to as policies produced by CoverX, generally by directly writing the policies through our insurance subsidiaries and then retaining all or a portion of the risk. The portion of the risk that we decide not to retain is ceded to, or assumed by, reinsurers in exchange for paying the reinsurers a proportionate amount of the premium received by us for issuing the policy. This cession is commonly referred to as reinsurance. Depending on market conditions, we can retain a higher or lower amount of premiums produced by CoverX.

Prior to June 2004, when our insurance subsidiary’s rating was upgraded by A.M. Best Company, Inc., or A.M. Best, to “A−,” we did not directly write a significant amount of insurance policies produced by CoverX, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies produced by CoverX. Under these fronting arrangements, we then controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded directly to other reinsurers. In connection with our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX.

Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC. ANIC’s A.M. Best rating was upgraded to “A−” as a result.

Premiums produced, which consists of all premiums billed by CoverX, grew from $146.9 million in 2004 to $230.1 million in 2006. Premiums produced were $116.3 million for the five months ended May 31, 2007 and $99.4 million for the five months ended May 31, 2006.

Our direct and assumed written premiums grew from $92.1 million in 2004 to $218.2 million in 2006. These amounts do not include $54.8 million and $11.9 million of premiums in 2004 and 2006, respectively, that were produced and underwritten by CoverX and directly written by our fronting insurers. A discussion of how the shift from relying on fronting relationships to directly writing insurance has impacted our financial presentation and our direct and assumed written premiums is set forth in “Management’s discussion and analysis of financial condition and results of operations — Overview.”

We have written general liability insurance for the security industry, which includes security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses, for 34 years. We focus on small and mid-size accounts that are often underserved by other insurance companies. For 2006 and the three months ended March 31, 2007, our direct and assumed written premiums from security classes represented 31.2% and 26.8%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for security classes has been 61.2% over the past 20 accident years and 39.8% over the past three accident years. A loss and allocated loss adjustment expense ratio consists of the total net incurred losses and allocated loss adjustment expenses related to a specified class or classes of business divided by the total net earned premium related to a specified class or classes of business over the same time period. We believe that this calculation is useful in providing information on the historical long term underwriting performance of our business from security classes and is an indicator of how an insurance company has managed its risk exposure.

We have leveraged our nationally recognized CoverX brand, our broad distribution channels through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We write general liability insurance for other specialty classes primarily consisting of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, legal professional liability, and, most recently, hospitality and employer general liability coverage. As part of this extension of our business, we have increased our underwriting staff and opened regional offices in Chicago, Dallas, Naples, Florida, Boston and Irvine, California. For 2006 and the three months ended March 31, 2007, our direct and assumed written premiums from other specialty classes represented 68.8% and 73.2%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for other specialty classes has been 42.7% over the past three accident years and 47.2% over the past seven accident years, which represents the period in which we have expanded our business in other specialty classes. We believe this calculation is useful in providing information on the underwriting performance of business from other specialty classes for the seven-year period. Because we have limited experience in these classes compared to security classes, loss and allocated loss adjustment expense ratio may not be indicative of the long term underwriting performance of our business from other specialty classes.

Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers, and generated $10.9 million in commission and fee income in 2006. Most of this revenue is generated by American Risk Pooling Consultants, Inc. and its subsidiaries, which we refer to as ARPCO, through which we provide third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services.

For the year ended December 31, 2006, our operating income was $50.2 million, a 24% increase over the prior year, and our net income was $21.9 million, a 4% decrease over the prior year. For the three months ended March 31, 2007, our operating income was $16.3 million, a 53% increase over the three months ended March 31, 2006, and our net income was $10.0 million, an 85% increase from the same period in 2006. As of March 31, 2007, we had total assets of $566.7 million and stockholders’ equity of $182.8 million. The changes in net income from 2005 to 2006 and from the three months ended March 31, 2006 compared to the corresponding period in 2007 were not comparable to the respective changes in operating income due to interest expense incurred after August 17, 2005 on the $65.0 million in senior notes issued in August 2005 and repaid in October 2006.

Competitive Strengths

The following competitive strengths drive our ability to execute our business plan and growth strategy:

•	Recognized Brand and Nationwide Distribution Platform. Our CoverX brand has been well-known among insurance brokers and agents for over 30 years. Brokers and agents have depended upon us to provide a consistent insurance market since 1973 for security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. We have developed relationships with numerous brokers nationwide, and produced business from approximately 1,000 different brokers in 2006. Throughout our history, we have successfully leveraged our brand and broker distribution network to enter into other specialty classes of business.

•	Proprietary Data and Underwriting Expertise. Recognizing the importance of the collection of claims and loss information, we have developed and maintained an extensive database of underwriting and claims information that we believe is unmatched by our competitors and which includes over 20 years of loss information. We believe our database and underwriting expertise allow us to price the risks that we insure more appropriately than our competitors. We also enhance our historical risk database by using our knowledge to draft extensively customized forms which precisely define the exposures that we insure.

•	Opportunistic Business Model. Because CoverX controls a broad policy distribution network through its relationships with brokers and possesses significant underwriting expertise, we have the ability to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. We have the ability to offset lower net written premiums by generating higher fee income by either underwriting through CoverX on behalf of third party insurance carriers or ceding more risk to reinsurers.

•	Cost-Efficient Operating Structure. We believe that our cost-efficient operating structure allows us to focus on underserved, small accounts more profitably than our competitors. We streamlined our underwriting and claims processes to create a paperless interactive process that requires significantly less administration. While the premiums generated from insurance policies produced by CoverX increased from $28.1 million in 2000 to $230.1 million in 2006, our total employees over that same period only increased from 110 to 142.

•	Significant Commission and Fee Income Earnings. We have demonstrated the ability to generate non-risk bearing commissions and fees that provide a significant recurring source of income, and as a result, our revenue and net income are not solely dependent upon our underwriting results.

•	Proven Leadership and Highly Experienced Employees. Our management team, led by our Chairman, President and Chief Executive Officer, Richard H. Smith, has an average of over 25 years of insurance experience. Additionally, both our underwriters and our senior claims personnel average over 20 years of experience in the insurance industry.

Business Challenges

We face the following challenges in conducting our business:

•	Our Continued Success is Dependent Upon Our Ability to Maintain Our Third Party Ratings to Continue to Engage in Direct Insurance writing. Any downgrade in the rating that FMIC receives from A.M. Best could prevent us from engaging in direct insurance writing or being able to obtain adequate reinsurance on competitive terms, which could lead to decreased revenue and earnings.

•	We Need to Maintain Adequate Reserves. Our actual incurred losses may exceed the loss and loss adjustment expense reserves we maintain, which could have a material adverse effect on our results of operations and financial condition.

•	We Bear Credit Risk with Respect to Our Reinsurers. We continue to have primary liability on risks we cede to reinsurers. If any of these reinsurers fails to pay us on a timely basis or at all, we could experience losses.

•	Our Continued Success is Dependent Upon Our Ability to Obtain Reinsurance on Favorable Terms. We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced.

•	A Substantial Portion of Our Business is Concentrated in the Security Industry. Our direct and assumed written premiums from security classes represented 31.2% and 26.8% of our total premiums produced in 2006 and the three months ended March 31, 2007, respectively. As a result, any adverse changes in the security insurance market could reduce our premiums.

•	We Operate in a Highly Competitive Market. It is difficult to attract and retain business in the highly competitive market in which we operate. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly and we might not be able to effectively compete.

Strategy

We intend to grow our business while enhancing underwriting profitability and maximizing capital efficiency by executing the following strategies:

•	Profitably Underwrite. We will continue to focus on generating an underwriting profit in each of our classes, regardless of market conditions. Our average combined ratio for the last three years was 67.1%, comprised of an average loss ratio of 50.3% and an average expense ratio of 16.8%. Our ability to achieve similar underwriting results in the future depends on numerous factors discussed in the “Risk factors” section and elsewhere in this prospectus, many of which are outside of our control.

•	Opportunistically Grow. We plan to opportunistically grow our business in markets where we can use our expertise to generate consistent profits. Our ability to opportunistically grow our business may be impeded by factors such as our vulnerability to adverse events affecting our existing lines, the ability to acquire and retain additional underwriting expertise, and the ability to attract and retain business in the competitive environment in which we operate. Our growth strategy includes the following:

•	Selectively Retain More of the Premiums Generated from Insurance Policies Produced by CoverX. In 2006, our insurance subsidiaries retained 62.1% of the premiums generated from insurance policies produced by CoverX, either by directly writing these premiums or by assuming these premiums under our fronting arrangements. The remaining portion, or 37.9%, of these premiums were ceded to reinsurers through quota share and excess of loss reinsurance or retained by the issuing fronting carriers. We intend to continue to selectively retain more of these premiums and to use quota share and other reinsurance arrangements.

•	Selectively Expand Geographically and into Complementary Classes of General Liability Insurance. We provide general liability insurance to certain targeted niche market segments where we believe our experience and infrastructure give us a competitive advantage. We believe there are numerous opportunities to expand our existing general liability product offerings both geographically and into complementary classes of specialty insurance. We intend to identify additional classes of risks that are related to our existing insurance products where we can leverage our experience and data to profitably expand.

•	Enter into Additional Niche Markets and Other Specialty Commercial Lines of Business. We plan to leverage our brand recognition, extensive distribution network, and underwriting expertise to enter into new E&S lines or admitted markets in which we believe we can capitalize on our underwriting and claims platform. We intend to expand into these markets and other lines through internal growth, as well as by making acquisitions and hiring teams of experienced underwriters.

•	Actively Pursue Opportunities for Commission and Fee Income Growth. To the extent we have more market opportunities than we choose to underwrite on our own balance sheet, we plan to pursue and leverage these opportunities to generate commission and fee income by providing our distribution, underwriting and claims services to third party carriers or insureds.

•	Continue to Focus on Opportunistic Business Model. We intend to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. The efficient deployment of our capital, in part, requires that we appropriately anticipate the amount of premiums that we will write and retain. Changes in the amount of premiums that we write or retain may cause our financial results to be less comparable from period to period.

•	Efficiently Deploy Capital. To the extent the pursuit of the growth opportunities listed above require capital that is in excess of our internally generated capital, we may raise additional capital in the form of debt or equity in order to pursue these opportunities. We have no current specific plans to raise additional capital and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Maintaining at least an “A−” rating from A.M. Best is critical to us, and will be a principal consideration in our decisions regarding capital as well as our underwriting, reinsurance and investment practices.

Industry Background

Overview

We compete in the property and casualty, or P&C, insurance industry and, more specifically, the E&S lines sector of that industry which generated $33.3 billion of premium in 2005, the most recent year for which such industry data was available, according to A.M. Best.

Admitted Insurance Companies Compared to E&S Lines Insurance Companies

The majority of the insurance companies in the U.S. are known as standard, or admitted, carriers. Admitted insurance carriers are often required to be licensed in each state in which they write business and to file policy forms and fixed rate plans with these states’ insurance regulatory bodies. Businesses with unique risks often cannot find coverage underwritten by admitted insurance companies because admitted insurance companies do not have the policy form or rate flexibility to properly underwrite such risks. While some businesses choose to self-insure when they cannot find acceptable insurance coverage in the standard insurance market, many look for coverage in the E&S lines market. E&S lines insurance companies need state insurance department authorization to write insurance in most of the states in which they do business, but they do not typically have to file policy forms or fixed rate plans. The E&S lines insurance market fills the insurance needs of businesses with unique risk characteristics because E&S lines insurance carriers have the policy form and rate flexibility to underwrite these risks individually.

Competition in the E&S lines market tends to focus less on price and more on availability and quality of service. The E&S lines market is significantly affected by the conditions of the insurance market in general. During times of hard market conditions (i.e., those favorable to insurers), as rates increase and coverage terms become more restrictive, business tends to move from the admitted market back to the E&S lines market. When soft market conditions are prevalent, standard insurance carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as E&S lines.

Growth and Size of the Market

The property and casualty insurance industry has historically experienced market cycles in which pricing was more or less competitive. However, because casualty claims emerge over time, the industry does not always recognize inadequate pricing until losses emerge and as a result companies may have less capital to deploy. The 1990s was a period of particularly intense price competition. As a result, the industry suffered from inadequate premium levels, less favorable policy terms and conditions and reduced profitability. Significant industry losses began to emerge in 1998 and continued throughout 1999. By 2000, price increases and tighter contract terms were widespread as companies reacted to the frequency and severity of claims emerging from earlier in the decade and from asbestos and environmental exposures written prior to 1987.

The trend toward higher pricing and narrower coverage accelerated in 2001 as a result of the following factors:

•	losses caused by the terrorist attacks of September 11, 2001, which resulted in one of the largest insured losses in history, estimated at $30 billion to $40 billion by A.M. Best;

•	the low interest rate environment that forced property and casualty companies to adopt more profitable underwriting practices as investment returns decreased;

•	the existence of substantial reserve deficiencies, resulting from asbestos, environmental and directors and officers liability related claims and from poor underwriting practices in the late 1990s;

•	substantial investment losses as a result of a decline in the global equity markets and significant credit losses, with Insurance Services Offices, which we refer to as ISO, estimating that the U.S. property and casualty industry as a whole had realized and unrealized losses from the end of 2000 through the end of 2002 of $33 billion;

•	the exit or insolvency of several large insurance market participants, each of which either exited particular lines of business or significantly reduced their activities;

•	the ratings downgrades of a significant number of insurers and reinsurers; and

•	the general lack of capacity in certain specialty classes of insurance.

We believe that these trends have slowed and that the current insurance market has become more competitive in terms of pricing and policy terms and conditions. New competitors have entered the E&S lines market, including several start-up companies and larger standard insurers.

While the standard P&C insurance market is significantly larger than the E&S lines market in terms of total premiums written, the E&S lines market has been one of the fastest growing sectors of the P&C industry. According to A.M. Best, over the 10-year period from 1995 through 2005, the surplus lines market grew from an estimated $9.2 billion in direct premiums written to $33.3 billion, representing an increase of 262%. In contrast, the U.S. property and casualty industry grew more moderately from $273.9 billion in direct premiums written to $488.7 billion over the same time period, representing an increase of 78%. During this period, the surplus lines market as a percentage of the total property and casualty industry grew from approximately 3.4% to 6.8%.

Underwriting Operations

Security Classes

We underwrite and provide several classes of general liability insurance for the security industry, including security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2006, $71.9 million of our premiums produced were within security classes of specialty insurance, which represented 31.2% of our total premiums produced for that year.

For security classes, we focus on underwriting for small (premiums less than $10,000) and mid-sized (premiums from $10,000 to $50,000) accounts. Approximately 57.9% of our premiums produced in 2006 for security classes consisted of premium sizes of $50,000 or below. In 2006, our average premium size for security classes was $8,300. Pursuing these smaller accounts helps us avoid competition from larger competitors. As of December 31, 2006, we had approximately 8,600 policies in force for security classes. The majority of these policies have policy limits of $1.0 million per occurrence. Although, we have reinsurance arrangements in place that would allow us to selectively underwrite policies with limits of up to $6.0 million per occurrence, because of our current risk tolerance, less than 5% of the policies we write for security classes have limits in excess of $1.0 million. Our policy limits typically do not include defense costs.

The table below indicates the percentage of our premiums produced for security classes for our five largest states and all other states in 2006.

	December 31, 2006
	Amount	% of Total
	(Dollars in thousands)

California	$21,875	30.4%
Texas	10,422	14.5%
New York	6,742	9.4%
Florida	4,497	6.3%
Arizona	2,454	3.4%
All other states	25,892	36.0%

Total	$71,882	100.0%

Security Guards and Detectives.  Approximately 38.5% of our premiums produced for security classes in 2006 consisted of coverages for security guards and detectives. Coverages are available for security guards, patrol agency personnel, armored car units, private investigators and detectives.

Alarm Installation and Service Businesses.  Approximately 28.7% of our premiums produced for security classes in 2006 were composed of coverages for security alarm manufacturers and technicians. Coverages are available for sales, service and installation of residential and commercial alarm systems as well as alarm monitoring.

Safety Equipment Installation and Service Businesses.  Approximately 32.8% of our premiums produced for security classes in 2006 were composed of coverages for fire suppression companies. Coverages are available for sales, service and installation of fire extinguishers and sprinkler and chemical systems, both on residential and commercial systems.

Other Specialty Classes

We have underwritten various other specialty classes of insurance at different points throughout our history. We have leveraged our core strengths used to build our business for security classes, which include our nationally recognized CoverX brand, our broad wholesale broker distribution through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We provide general liability insurance for other specialty classes consisting primarily of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, legal professional liability, and, most recently, hospitality and employer general liability coverage. Our senior underwriters for the other specialty classes have extensive industry experience and longstanding relationships with the brokers and agents that produce the business.

Our underwriting policies and targets for other specialty classes are similar to our policies and targets for security classes. Our target account premium size is $50,000 and below. Approximately 56.5% of our premiums produced in 2006 for other specialty classes consisted of premium sizes of $50,000 or below. In 2006, we wrote approximately 7,400 policies with an average premium size of approximately $21,000. The majority of our policies for other specialty classes have coverage limits of $1.0 million, although we have the ability to selectively underwrite policies with limits of $6.0 million per occurrence. Less than 7% of our policies for other specialty classes have limits in excess of $1.0 million. Our policy limits typically do not include defense costs.

The table below indicates the percentage of premiums for other specialty classes produced by CoverX for our five largest states and all other states in 2006. Due to the historical regulatory and legal environment, we choose to underwrite very little for other specialty classes in California other than legal professional liability; however, we believe that this environment has improved, and California, as the largest E&S lines market in the country, will be an opportunity for expansion and growth.

	December 31, 2006
	Amount	% of Total
	(Dollars in thousands)

Texas	$27,302	17.3%
Washington	22,991	14.5%
Arizona	20,108	12.7%
Florida	16,150	10.2%
New York	13,277	8.4%
All other states	58,339	36.9%

Total	$158,167	100.0%

Insurance Services Operations

Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers. We generated $10.9 million in fee income in 2006 from our insurance services operations. These insurance services operations are conducted through ARPCO and CoverX.

ARPCO has multi-year contracts with five public entity pools in four states as well as an excess reinsurance risk-sharing pool utilized by all of the public entity risk pools. Each pool is composed of public entity members (such as cities, townships, counties, etc.) that have joined together by means of an intergovernmental contract to pool their insurance risk and provide related insurance services to its members. The pooling is authorized by state statute or as noted in the enabling legislation. Pooling provides a risk sharing alternative to the traditional purchase of commercial insurance. These governmental risk-sharing pools are located in the Midwest. ARPCO provides underwriting, claims, loss control, reinsurance placement and other third party administration services to these pools. ARPCO receives fees for providing or subcontracting the underwriting, marketing, accounting, claims supervision, investing and reinsurance services from the individual pools.

Distribution

All of the insurance policies that we write or assume are distributed and underwritten through our subsidiary, CoverX. We distribute our products through a nationwide network of licensed E&S lines wholesalers as well as certain large retail agencies with a specialty in the markets that we serve. In 2006, we placed business with approximately 830 brokers and agents for security classes of general liability insurance and 425 brokers and agents for the other specialty classes.

CoverX is well known within the security industry due to its long presence in the marketplace and, as a result, has developed significant brand awareness. Because an individual broker’s relationship is with CoverX and not the insurance companies, CoverX is able to change the insurance carrier providing the underwriting capacity without significantly affecting its revenue stream. We typically do not grant our agents and brokers any underwriting or claims authority. We have entered into contractual relationships with underwriters with respect to our legal professional liability, employers general liability, hospitality general liability, and New York habitational classes. We select our agents and brokers based on industry expertise, historical performance and business strategy.

Our longstanding presence in the security industry has enabled us to write policies within security classes from a variety of sources. We generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2006, our top five wholesale brokers represented 29.2% of our premiums produced for security classes and no individual wholesale broker accounted for more than 15% of our premiums produced.

We generate the majority of our business for other specialty classes from traditional E&S lines insurance wholesalers. The underwriters in our regional offices often have longstanding relationships with local and regional wholesale brokers who provide business to them. In addition, we have leveraged our CoverX brand to facilitate the development of new relationships with wholesalers in other specialty classes. In 2006, our top five wholesale brokers represented 37.3% of our premiums produced for other specialty classes and no wholesale broker accounted for more than 17% of our premiums produced.

Our underwriting personnel regularly visit key agents and brokers in order to review performance and to discuss our insurance products. Additionally, we monitor the performance of the policies produced by each broker and generally will terminate the relationship with an agent or broker if the policies he or she sells produce excessive losses. We typically pay a flat commission rate of 15.0% of premium to our agents and brokers, although commissions can range from below 12.0% to 17.5%. By distributing our products through CoverX rather than a third party managing general agent, or MGA, we avoid the additional commission payments of 10.0% or more that many traditional E&S lines insurance carriers must pay to access MGAs as a distribution source. Our name recognition in the industry allows us to use this strategy without losing the opportunity to generate business. We have not entered into any contingent commission arrangements with agents or brokers.

Underwriting

Our underwriting is an intensive process using policy applications, our proprietary information and industry data, as well as inspections, credit reports and other validation information. Our long-term success depends upon the efforts of our underwriting department to appropriately understand and underwrite risks and provide appropriate contract language to manage those risks. All submissions are reviewed by a company underwriter with expertise in the class of business being reviewed. Our policy is to review each file individually to determine whether coverage will be offered, and, if an offer is made, to determine the appropriate price, terms, endorsements and exclusions of coverage. We write most coverage as an E&S lines carrier, which provides the flexibility to match price and coverage for each individual risk. We generally do not delegate underwriting authority outside of the Company; however we have entered into contractual relationships with underwriters with respect to our legal professional liability, employers general liability, hospitality general liability and New York habitational classes delegating such authority.

We use industry standard policy forms customized by endorsements and exclusions that limit coverage to these risks underwritten and acceptable to us. For example, most security policies have exclusions and/or limitations for operations outside the normal duties identified by an applicant. The use of firearms might be prohibited, operations such as work in bars or nightclubs might be prohibited, or the location of operations of the policyholder may be restricted. All policies currently being written have mold, asbestos, and silica exclusions. Many policies also contain employment practices liability exclusions and professional services exclusions.

We maintain proprietary loss cost information for security classes. In order to price policies for other specialty classes, we begin with the actuarial loss costs published by ISO. We make adjustments to pricing based on our loss experience and our knowledge of market conditions. We attempt to incorporate the unique exposures presented by each individual risk in order to price each coverage appropriately. Through our monitoring of our underwriting results, we seek to adjust prices in order to achieve a sufficient rate of return on each risk we underwrite. We have more latitude in adjusting our rates as an E&S lines insurance carrier than a standard admitted carrier. Since we typically provide coverage for risks that standard carriers have refused to cover, the demand for our products tends to be less price sensitive than standard carriers.

An extensive information reporting process is in place for management to review all appropriate near term and longer term underwriting results. We do not have production volume requirements for our underwriters. Incentive compensation is based on multiple measures representing quality and profitability of the results.

As of December 31, 2006, we had 14 underwriters that underwrite for security classes out of our headquarters in Southfield, Michigan. Our strategy is to receive a submission for as many risks for the security classes that we target as possible and generate a high quote and bind rate. In 2006, we received over 15,000 policy submissions within security classes, we quoted over 11,000 of those submissions, and bound over 8,600 policies.

As of December 31, 2006, we had 12 underwriters that underwrite for other specialty classes out of our five regional underwriting offices. Because other specialty classes encompass a broader range of classes compared to security classes, we tend to receive submissions outside of our targeted other specialty classes and are more selective in deciding which submissions to quote. In 2006, we received over 34,000 policy submissions within other specialty classes and bound approximately 7,400 policies.

In our insurance services business operated by ARPCO, we have three employees who provide underwriting or underwriting review services for the public entity pools that we manage.

Claims

Our claims department consists of 24 people supporting our underwriting operations and 17 people supporting our insurance services operations. Since 1985, substantially all of our claims, including the claims for the years when fronting companies were utilized, have been handled by our claims department.

Our claims policy is to investigate all potential claims and promptly evaluate claims exposure, which permits us to establish claims reserves early in the claims process. Reserves are set at an estimate of full settlement value at all times. We attempt to negotiate all claims to the earliest appropriate resolution.

Our claims department has established authorization levels for each claims professional, based on experience, capability and knowledge of the issues. Claims files are regularly reviewed by management and higher exposure cases are reviewed by a broader “round-table” group, which may include underwriting representatives and/or senior management, where appropriate. We have substantial legal opinions, legal interpretation, and case experience to guide us in the development of appropriate policy language. The claims and underwriting departments frequently meet to discuss emerging trends or specific case experiences to guide those efforts. A management information and measurement process is in place to measure results and trends of the claims department. All claims operations use imaging technology to produce a paperless environment with all notes, communications and correspondence being a part of our files. Claims adjusters have complete access to the imaged underwriting files, including all policy history, to enable them to better understand coverage issues, underwriter intention, and all other documentation.

For the security guard and detective portion of security classes, we typically receive claims related to negligence, incompetence or improper action by a security guard or detective. Alarm claims for security classes include installation errors by alarm technicians or alarm malfunctions. Claims related to safety equipment installation and service business are similar to those of the alarm program. We insure that the insured’s safety or fire suppression systems operate as represented by the insured.

The nature of claims on policies for other specialty classes are similar to those of security classes because the general liability coverage is essentially the same. Instead of receiving claims relating to the actions of a security guard or detective, however, the claims relate to the negligence or improper action of a contractor, manufacturer, or owners, landlords and tenants or to the failure of a contractor’s “completed operations” or a manufacturer’s product to function properly.

There were approximately 2,500 new claims reported to us during 2006, and we had a total of 2,000 pending claims as of December 31, 2006.

The claims professionals supporting our insurance services operations provide services through ARPCO. For each of the pools which ARPCO administers, ARPCO provides oversight and claims management services over the third party administrators providing claims adjusting services for the individual pools, and in some cases ARPCO also directly provides claims adjusting services. ARPCO receives fees for these services.

Reinsurance

We enter into reinsurance contracts to diversify our risks and limit our maximum loss arising from large or unusually hazardous risks or catastrophic events and so that, given our capital constraints, we can provide the aggregate limits that our clients require. Additionally, we use reinsurance to limit the amount of capital necessary to support our operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or “ceding”, a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

Our treaty reinsurance is contracted under both quota share and excess of loss reinsurance contracts. We have historically adjusted our level of quota share reinsurance based on our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. During 2006, we maintained a 50% quota share on all of our business other than our legal professional liability class, for which we maintain a variable 70% to 85% quota share, and our umbrella policies, for which we maintain a 90% quota share. On December 31, 2006 we elected the cut-off termination option available to us on the expiration of our 50% quota share contracts expiring that day in accordance with the termination provision of the quota share contracts. As a result, we effectively eliminated the 50% quota share reinsurance on the December 31, 2006 unearned premiums that had been ceded 50% during 2006 up until contract expiration. Effective January 1, 2007, we purchased 35% quota share reinsurance to replace the expiring 50% quota share reinsurance for policies issued with effective dates beginning January 1, 2007. As a result of the cut-off termination of the 2006 50% quota share treaties on December 31, 2006 and the January 1, 2007 purchase of the 35% quota share reinsurance, our net earned premium retention increased in 2007. Our excess of loss reinsurance is used to limit our maximum exposure per claim occurrence. We maintained a $500,000 excess of $500,000 per occurrence coverage through December 31, 2006, and we have purchased $500,000 excess of $500,000 per occurrence coverage for 2007. On April 1, 2007, we extended the 90% quota share reinsurance applicable to umbrella policies through March 31, 2008. On May 1, 2007, we amended our 35% quota share reinsurance treaties to include the legal professional liability class.

In addition to our treaty reinsurance, we also may occasionally purchase facultative reinsurance, which is obtained on a case-by-case basis for all or part of the insurance provided by a single risk, exposure, or policy. We also currently assume reinsurance from fronting carriers on a small portion of our business and have historically assumed a significant portion of our business from various fronting carriers. See “Management’s discussion and analysis of financial condition and results of operations — Overview” for a complete discussion of our historic fronting arrangements.

For a more detailed discussion of our reinsurance structure over time, see “Management’s discussion and analysis of financial condition and results of operations — Reinsurance” and “Risk factors — Risks relating to our business.”

The following is a summary of our significant treaty ceded reinsurance programs:

Policy Type	Company Policy Limit	Reinsurance Coverage	Company Retention

Primary Security and Specialty General Liability	Up to $1.0 million per occurrence	$500,000 excess of $500,000 per occurrence	Up to $325,000 per occurrence

35% on $500,000 per occurrence

Umbrella Security and Specialty General Liability	Up to $5.0 million excess of $1.0 million per occurrence	90% quota share up to $5.0 million per occurrence	Up to $500,000 per occurrence

Technology

We believe that advanced information processing is important in order for us to maintain our competitive position. We have developed an extensive data warehouse of underwriting and claims data for security classes and have implemented advanced management information systems to run substantially all of our principal data processing and financial reporting software applications. We use the Phoenix system by Allenbrook for policy administration and claims systems. We are also implementing imaging and workflow systems to eliminate the need for paper files and reduce processing errors. Our operating systems allow all of our offices to access files at the same time while discussing underwriting policies regarding certain accounts.

Competition

The property and casualty insurance industry is highly competitive. We compete with domestic and international insurers, many of which have greater financial, marketing and management resources and experience than we do and many of which have both admitted and E&S lines insurance affiliates and, therefore, may be able to offer a greater range of products and services than we can. We also may compete with new market entrants in the future as the E&S lines market has low barriers to entry. Competition is based on many factors, including the perceived market and financial strength of the insurer, pricing and other terms and conditions, services, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best.

Our primary competitors with respect to security classes are managing general agents, or MGAs, supported by various insurance or reinsurance partners. These MGAs include All Risks, Ltd., Brownyard Programs, Ltd., Mechanics Group and RelMark Program Managers. These MGAs provide services similar to CoverX, and they typically do not retain any insurance risk on the business they produce. These MGAs also typically do not handle the claims on the business they produce, as claims handling is retained by the company assuming the insurance risk or outsourced to third party administrators. We also face competition from U.S. and non-U.S. insurers, including American International Group, Inc. (Lexington Insurance Company) in the security guard segment, The Hartford Financial Services Group, Inc. in the alarm segment, and ACE Limited in the safety segment.

Our primary competitors with respect to other specialty classes tend to be E&S lines insurance carriers. Competitors vary by region and market, but include W.R. Berkley Corp. (Admiral Insurance Company), Argonaut Group (Colony Insurance Company), RLI Corp, American International Group, Inc. (Lexington Insurance Company) and International Financial Group, Inc. (Burlington Insurance Co.).

Competition in the E&S lines market tends to focus less on price and more on availability and quality of service. The E&S lines market is significantly affected by the conditions of the insurance market in general. During times of hard market conditions (i.e., those favorable to insurers), as rates increase and coverage terms become more restrictive, business tends to move from the admitted market back to the E&S lines market. When soft market conditions are prevalent, standard insurance carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as E&S lines.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. First Mercury Insurance Company, which we refer to as FMIC, was assigned a letter rating of “A−” by A.M. Best following the completion of the investment by Glencoe Capital, LLC in June 2004 and maintained such rating after the issuance of the debt in August 2005. An “A−” rating is the fourth highest of 15 rating categories used by A.M. Best and is the lowest rating necessary to compete in our targeted markets. A.M. Best assigns each insurance company a Financial Size Category, or FSC. The FSC is designed to provide a convenient indicator of the size of a company in terms of its statutory surplus and related accounts. There are 15 categories with FSC I being the smallest and FSC XV being the largest. As of March 31, 2007, A.M. Best has assigned FMIC an FSC VIII based on Adjusted Policyholders Surplus between $100.0 million and $250.0 million. Effective January 1, 2007, FMIC and ANIC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and ANIC are combined and apportioned between FMIC and ANIC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating “A−” to the First Mercury Group pool and its members, FMIC and ANIC. ANIC’s A.M. Best rating was upgraded to “A−” as a result. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its unpaid loss and loss adjustment expense, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders and is not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security. See “Risk factors — Risks relating to our business — Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income.”

Properties

Our executive offices are located in Southfield, Michigan in approximately 14,000 square feet of office space leased by CoverX. CoverX also leases office space in California, Florida, Illinois, Massachusetts and Texas. Additionally, FMIC owns a building in Southfield, Michigan with approximately 25,000 square feet. We believe our current space is adequate for our current operations.

Employees

As of March 31, 2007, we had 156 full-time employees and 6 part-time employees. Our employees have no union affiliations and we believe our relationship with our employees is good. We have employment agreements with certain of our executive officers, which are described under “Management — Employment and related agreements.”

Legal Proceedings

We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation involving claims with respect to policies that we write. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

INSURANCE AND OTHER REGULATORY MATTERS

Insurance Regulation

Our insurance subsidiaries are subject to regulation under the insurance statutes of various jurisdictions, including Illinois, the domiciliary state of FMIC, and Minnesota, the domiciliary state of ANIC. In addition, we are subject to regulation by the state insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business. State insurance regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than stockholders, noteholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing the types and amounts of investments.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies. Although the federal government is not the primary direct regulator of the insurance business, federal initiatives often affect the insurance industry and possible increased regulation of insurance by the federal government continues to be discussed by lawmakers.

In addition to state imposed insurance laws and regulations, our insurance subsidiaries are subject to the statutory accounting practices and reporting formats established by the National Association of Insurance Commissioners, or NAIC. The NAIC also promulgates model insurance laws and regulations relating to the financial and operational regulation of insurance companies. These model laws and regulations generally are not directly applicable to an insurance company unless and until they are adopted by applicable state legislatures or departments of insurance. All states have adopted the NAIC’s financial reporting form, which is typically referred to as the NAIC “annual statement,” and all states generally follow the codified statutory accounting practices promulgated by the NAIC. In this regard, the NAIC has a substantial degree of practical influence and is able to accomplish certain quasi-legislative initiatives through amendments to the NAIC annual statement and applicable accounting practices and procedures.

Insurance companies also are affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefining risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from adequately reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages to the extent permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

Required Licensing

FMIC operates on a non-admitted or surplus lines basis and is authorized in 51 states and jurisdictions. While FMIC does not have to apply for and maintain a license in those states, it is subject to meeting and maintaining eligibility standards or approval under each particular state’s surplus lines laws in order to be an eligible surplus line carrier. FMIC maintains surplus line approvals or eligibility in all states in which it operates and therefore FMIC is not subject to the rate and form filing requirements applicable to licensed or “admitted” insurers.

Surplus lines insurance must be written through agents and brokers who are licensed as surplus lines brokers. The broker or their retail insurance agents generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

ANIC is licensed and can operate on an admitted basis in its home state of Minnesota and in 14 other states. Insurers operating on an admitted basis must file premium rate schedules and policy forms for review and, in some states, approval by the insurance regulators in each state in which they do business on an admitted basis. Admitted carriers also are subject to other market conduct regulation and examinations in the states in which they are licensed. Insurance regulators have broad discretion in judging whether an admitted insurer’s rates are adequate, not excessive and not unfairly discriminatory.

Insurance Holding Company Regulation

Our insurance subsidiaries operate as part of an insurance holding company system and are subject to holding company regulation in the jurisdictions in which they are licensed. These regulations require that each insurance company that is part of a holding company system register with the insurance department of its state of domicile and furnish information concerning contracts, transactions, and relationships between those insurance companies and companies within the holding company system. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and prior approval or nondisapproval of the applicable state insurance regulator generally is required for any material or other specified transactions. The insurance laws similarly provide that all transactions and agreements between an insurance company and members of a holding company system must be fair and reasonable. FMIC and ANIC are parties to various agreements, including underwriting agreements, a management service agreement, and a tax sharing agreement with members of the holding company system and are parties to reinsurance agreements with each other, all of which are subject to regulation under state insurance holding company acts.

In addition, a change of control of an insurer or of any controlling person requires the prior approval of the domestic state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the insurer. A person seeking to acquire control, directly or indirectly, of an insurance company or of any person controlling an insurance company generally must file with the domestic insurance regulatory authority a statement relating to the acquisition of control containing certain information about the acquiring party and the transaction required by statute and published regulations and provide a copy of such statement to the insurer and obtain the prior approval of such regulatory agency for the acquisition.

Quarterly and Annual Financial Reporting

Our insurance subsidiaries are required to file quarterly and annual financial reports with state insurance regulators utilizing statutory accounting practices (“SAP”) rather than accounting principles generally accepted in the United States of America (“GAAP”). In keeping with the intent to assure policyholder protection, SAP emphasize solvency considerations. See Note 16 to our consolidated financial statements incorporated by reference in this prospectus for further information.

Periodic Financial and Market Conduct Examinations

The insurance departments of our insurance subsidiaries’ states of domicile may conduct on-site visits and examinations of the affairs of our insurance subsidiaries, including their financial condition and their relationships and transactions with affiliates, typically every three to five years, and may conduct special or target examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or rescind licenses or other authorizations to transact business and to levy fines and monetary penalties against insurers, insurance agents and brokers found to be in violation of applicable laws and regulations. During the past five years, the insurance subsidiaries have had periodic financial reviews and have not been the subject of market conduct or other investigations or been required to pay any material fines or penalties.

Risk-based Capital

Risk-based capital, or RBC, requirements laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. Regulators use RBC to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2006, our insurance subsidiaries maintained RBC levels in excess of amounts that would require any corrective actions on our part.

IRIS Ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. As of December 31, 2006, FMIC had IRIS ratios outside the usual range in three of the thirteen IRIS tests. The three ratios outside the usual range related to net written premiums, policyholders’ surplus and loss reserve development. As of December 31, 2006, ANIC had IRIS ratios outside the usual range in one of the IRIS tests relating to adjusted policyholders’ surplus. An insurance company may become the subject of increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

As of December 31, 2006, FMIC had IRIS ratios outside of the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results

Change in net written premiums	−33% to 33%	38%
Gross change in policyholders’ surplus	−10% to 50%	66%
Two-year reserve development to policyholders’ surplus	< 20%	35%

The change in net written premiums and the gross change in policyholders’ surplus correlate favorably since surplus growth was higher than premium growth, indicating reduced premium to surplus leverage. FMIC’s net written premiums increased 38% in 2006, which is higher than the usual change in net written premiums by 5 percentage points. The change in net written premiums was primarily the result of the $26.0 million capital contribution made to FMIC in June 2004 and the $40.0 million in capital contributions in the fourth quarter of 2006 which permitted FMIC to write and retain more premium. FMIC has experienced growth in statutory surplus above the usual range in 2006 due to growth in surplus from operating results of $11.0 million, and due to the aforementioned $40.0 million capital contribution from FMFC during the fourth quarter of 2006.

The unusual range result with respect to the two-year reserve development to policyholder’s surplus is due to changes in reserves made during 2005 with respect to adverse development for accident years 2000 to 2002 in the security industry classes assumed during 1999 to 2001. See “Management’s Discussion and Analysis and Results of Operations — Loss and Loss Adjustment Expense Reserves.”

As of December 31, 2006, ANIC had one IRIS ratio outside of the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results

Net change in adjusted policyholders’ surplus	−10% to 25%	25%

ANIC has experienced growth in surplus from operating results during 2006 of $3.0 million.

Restrictions on Paying Dividends

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is dependent on dividends and other distributions from our subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may be paid only out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval from the insurance departments of our insurance subsidiaries’ states of domicile generally is required in order for our insurance subsidiaries to declare and pay “extraordinary dividends” to us. For FMIC, Illinois defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of FMIC’s surplus as of the preceding December 31, or FMIC’s net income for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. FMIC must give the Illinois insurance regulator written notice of every dividend or distribution, whether or not extraordinary, within the time periods specified under applicable law. With respect to ANIC, Minnesota imposes a similar restriction on extraordinary dividends and requires a similar notice of all dividends after declaration and before paid. For ANIC, Minnesota defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or ANIC’s net income, not including realized capital gains, for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. Based on the policyholders’ surplus and the net income of our insurance subsidiaries as of December 31, 2006, FMIC and ANIC may pay dividends in 2007, if declared, of up to $15.7 million without regulatory approval. In 2006 and 2005, our insurance subsidiaries would have been permitted to pay up to $9.7 million and $8.9 million, respectively, in ordinary dividends without the prior regulatory approval. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. No dividends were paid by either FMIC or ANIC during the year ended December 31, 2006.

Investment Regulation

Our insurance subsidiaries are subject to state laws which require diversification of their investment portfolios and impose limits on the amount of their investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which they are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require them to sell those investments. At December 31, 2006, we had no investments that would be treated as non-admitted assets.

Guaranty Funds

Under state insurance guaranty fund laws, insurers doing business on an admitted basis in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The maximum guaranty fund assessments in any one year typically is between 1.0% to 2.0% of a company’s net direct written premium written in the state for the preceding calendar year on the types of insurance covered by the fund. In most states, guaranty fund assessments can be recouped at least in part through future premium increases or offsets to state premium tax liability. In most states, FMIC is not subject to state guaranty fund assessments because of its status as a surplus lines insurer.

Licensing of Agents, Brokers and Adjusters

CoverX is licensed as a resident producer and surplus lines broker in the State of Michigan and as a non resident producer/agency and/or surplus lines broker in other states. CoverX and our insurance subsidiaries have obligations to ensure that they pay commissions to only properly licensed insurance producers/brokers.

In certain states in which we operate, insurance claims adjusters also are required to be licensed and in some states must fulfill annual continuing education requirements.

Privacy Regulations

In 1999, the United States Congress enacted the Gramm Leach Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information by financial institutions. Subsequently, all states have implemented similar or additional regulations to address privacy issues that are applicable to the insurance industry. These regulations limit disclosure by insurance companies and insurance producers of “nonpublic personal information” about individuals who obtain insurance or other financial products or services for personal, family, or household purposes. The Gramm Leach Bliley Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. The federal Fair Credit Reporting Act imposes similar limitations on the disclosure and use of certain types of consumer information among affiliates.

State privacy laws also require ANIC to maintain appropriate procedures for managing and protecting certain personal information of its applicable customers and to disclose to them its privacy practices. In 2002, to further facilitate the implementation of the Gramm Leach Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. A majority of states have adopted similar provisions regarding the safeguarding of nonpublic personal information. ANIC has adopted a privacy policy for safeguarding nonpublic personal information, and ANIC follows procedures pertaining to applicable customers to comply with the Gramm Leach Bliley Act’s related privacy requirements. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition.

Trade Practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a willful basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled.

Investigation of Broker Compensation Practices

The recent investigations and legal actions brought by the New York State Attorney General and other attorneys general and state insurance departments relating to broker compensation practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, may result in potentially far-reaching changes in industry broker compensation practices. These investigations are continuing, and market practices are still evolving in response to these developments. We cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with brokers and agents or our commission rates.

Restrictions on Cancellation, Non-renewal or Withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance regulator. Regulators may disapprove a plan that may lead to market disruption. Some state statutes explicitly, or by interpretation, apply these restrictions to insurers operating on a surplus line basis.

Terrorism Exclusion Regulatory Activity

The Terrorism Risk Insurance Act of 2002, as extended and amended by the Terrorism Risk Insurance Extension Act of 2005, or TRIA, provides insurers with federally funded reinsurance for “acts of terrorism.” TRIA also requires insurers to make coverage for “acts of terrorism” available in certain commercial property/casualty insurance policies and to comply with various other provisions of TRIA. For applicable policies in force on or after November 26, 2002, we are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate industry losses from a terrorist act must exceed $50.0 million in 2006 and $100.0 million in 2007, the act must be perpetrated within the U.S. or in certain instances outside of the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program. We generally offer coverage only for those acts covered under TRIA. As of December 31, 2006, we estimate that less than 4% of our policyholders in our E&S lines markets had purchased TRIA coverage.

The federal reinsurance assistance under TRIA is scheduled to expire on December 31, 2007 unless Congress decides to further extend it. We cannot predict whether or when another extension may be enacted or what the final terms of such legislation would be.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large scale terrorist attack, our effective deductible is significant. Generally, we exclude acts of terrorism outside of the TRIA coverage, such as domestic terrorist acts. Regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss.

OFAC

The Treasury Department’s Office of Foreign Asset Control, or OFAC, maintains various economic sanctions regulations against certain foreign countries and groups and prohibits “U.S. Persons” from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list maintained by the OFAC of “Specifically Designated Nationals and Blocked Persons,” or the SDN List. The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and /or drug traffickers.

OFAC’s regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the sanctions regulations compliance has increased significantly since the terrorist attacks of September 11, 2001.

Federal Regulation of Insurance

While the business of insurance traditionally has been subject to regulation by the states, there continue to be discussions among lawmakers and members of the insurance industry over the possible expanded role of the federal government in regulating the insurance industry. There have been recent calls by insurer and broker trade associations for optional federal chartering of insurance companies, similar to the federal chartering of banks in the United States. In October 2006, the U.S. House of Representatives approved the Nonadmitted and Reinsurance Reform Act, which would greatly reduce the overlap in state regulation of surplus lines transactions and reinsurer financial oversight. The measure was not brought up for consideration in the Senate; however, similar legislation has been introduced in both the House and the Senate in 2007. We cannot predict whether or not these or similar federal regulatory schemes will be enacted or, if enacted, what effect they may have on our insurance subsidiaries.

MANAGEMENT

The following persons are our directors, executive officers and other key members of management as of the date of this prospectus:

Name	Age	Position

Richard H. Smith*	56	Chairman, President, CEO and Director
John A. Marazza*	47	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Jeffrey R. Wawok*	30	Executive Vice President
John Brockschmidt	51	Senior Vice President — ARPCO
John C. Bures	42	Vice President — Security Underwriting
Thomas B. Dulapa	46	Senior Vice President — Operations
William A. Kindorf	29	Vice President — Corporate Development
Joseph D. Knox	60	Chief Claims Officer
Edward A. LaFramboise	27	Vice President — Finance
Marcia M. Paulsen	52	Vice President — Administration
Jerome M. Shaw	63	Chairman Emeritus and Director
James M. Thomas	60	Senior Vice President — Product Management
William S. Weaver	64	Senior Vice President
Thomas Kearney	50	Director
Louis J. Manetti	51	Director
Hollis W. Rademacher	72	Director
Steven A. Shapiro	42	Director
William C. Tyler	64	Director

*	Executive officer as defined by SEC regulations

Richard H. Smith, Chairman, President, Chief Executive Officer and Director.  Mr. Smith has served as our President and Chief Executive Officer since 2005. Mr. Smith became our Chairman, President and Chief Executive Officer in November 2006. He joined the Company as its President and Chief Operating Officer in 1996. Mr. Smith began his insurance career with Providian Corporation in 1975 and held various financial positions before becoming Chief Financial Officer of Providian Direct Insurance in 1989 and President and Chief Operating Officer of Providian Direct Auto Insurance in 1993. Mr. Smith has served as a member of our Board of Directors since 1996.

John A. Marazza, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary.  Mr. Marazza has served as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since July 2006. From 2003 to 2005, he served as the Chief Operating Officer and Secretary of ProCentury Corporation, formerly known as ProFinance Holdings Corporation. From 2000 to 2003, he was the Executive Vice President, Treasurer and Secretary of ProCentury Corporation. Mr. Marazza was also a director of ProCentury Corporation from 2000 to 2005. From 1991 to 2000, Mr. Marazza served as a financial or operational executive with four insurance enterprises and from 1982 to 1991 was with KPMG LLP serving insurance industry clients. Mr. Marazza is a Certified Public Accountant (non-practicing).

Jeffrey R. Wawok, Executive Vice President.  Mr. Wawok joined the Company as its Executive Vice President in 2006. Mr. Wawok began his career in 1999 with Cochran, Caronia & Co., a boutique investment bank focused on the insurance industry, most-recently serving as a Vice President with a specialty in working with property & casualty insurance carriers on a variety of transactions, including mergers & acquisitions, divestitures, and private and public capital raising. Mr. Wawok has been awarded the Chartered Financial Analyst designation.

John Brockschmidt, Senior Vice President — ARPCO.  Mr. Brockschmidt has served as our Senior Vice President overseeing the operations of ARPCO since 2002. Before joining the Company, Mr. Brockschmidt held various positions with Willis, an insurance brokerage firm, between 1988 and 2002, including Marketing Manager for its Michigan and Ohio offices. Mr. Brockschmidt’s career began with Home Insurance Company in 1978 where he held various underwriting positions including Casualty Underwriting Manager. Mr. Brockschmidt holds CPCU and ARM designations.

John C. Bures, Vice President — Security Underwriting.  Mr. Bures has served as our Vice President overseeing Security Underwriting since joining the Company in 2001. Prior to joining the Company, Mr. Bures held positions at various insurance companies most recently as Vice President/Branch Manager at Royal & Sun Alliance from 2000 to 2001. Mr. Bures holds a CPCU Designation.

Thomas B. Dulapa, Senior Vice President — Operations.  Mr. Dulapa has served as our Senior Vice President in charge of Operations since 2007. Previous to that position, he served as Vice President — Operations since 1997. In his present position, he oversees operations for FMIC and ANIC and related entities. He joined the Company in 1990, serving as our Controller from 1990 to 1997. Prior to joining the Company, he held various positions including Accounting Manager and Assistant Treasurer for The First Reinsurance Company of Hartford from 1988 to 1990 and Russell Reinsurance Agency from 1984 to 1988.

William A. Kindorf, Vice President — Corporate Development.  Mr. Kindorf joined the Company as its Vice President in charge of Corporate Development in 2006. Prior to joining the Company, Mr. Kindorf worked for Madison Capital Funding LLC, a subsidiary of New York Life Investment Management from 2003 to 2006. At Madison Capital, he focused on analyzing senior debt and equity co-investments to support private equity-backed leveraged buyouts, recapitalizations and growth-oriented investments. From 2000 to 2003 he worked as an analyst and most recently as an associate with Cochran, Caronia & Co., a boutique investment banking firm focused on the insurance industry. Mr. Kindorf has been awarded the Chartered Financial Analyst designation.

Joseph D. Knox, Chief Claim Officer.  Mr. Knox joined the Company as its Chief Claims Officer in 2005. Prior to joining the Company, Mr. Knox was the Vice President, Claims for Broadspire Services, Inc. from 2003 to 2005 and the Corporate Head of the Special Investigative Unit. He worked for Kemper Insurance from 1976 to 2003, most recently serving as a Vice President of Claims. Mr. Knox holds the CPCU, AIM and AIC designations.

Edward A. LaFramboise, Vice President — Finance.  Mr. LaFramboise joined the Company as its Vice President in charge of Finance in 2007. He oversees the accounting functions of our regulated companies. Prior to joining the Company, Mr. LaFramboise worked for BDO Seidman, LLP, serving insurance industry clients. Mr. LaFramboise is a Certified Public Accountant.

Marcia M. Paulsen, Vice President — Administration.  Ms. Paulsen has served as our Vice President in charge of Administration since 1980. Her responsibilities include management of our regulatory compliance affairs for our various entities. She has held various positions since joining the Company in 1975, including positions related to research and development, underwriting and administration. Prior to joining the Company, Ms. Paulsen was employed in various underwriting and administrative capacities by the St. Paul Insurance Companies from 1971 to 1975.

Jerome Shaw, Director.  Mr. Shaw has served as a member of our Board of Directors since 1973. In March 2007, he was given the title Chairman Emeritus of the Company. From 1973 to 2005, he was our Chief Executive Officer. He is the founder of the Company. Mr. Shaw entered the insurance business in 1967 and formed CoverX in 1973.

James M. Thomas, Senior Vice President — Product Management.  Mr. Thomas has served as our Senior Vice President in charge of Product Management since 2007. Previous to that position, he served as Vice President — Finance since 1998. From 1997 to 1998 he was employed by PRS International, Inc. From 1993 to 1996 he served as a Vice President of the Greentree Group. Mr. Thomas began his career in public accounting in 1972, where his clients included several insurance carriers. Mr. Thomas is a Certified Public Accountant.

William S. Weaver, Senior Vice President.  Mr. Weaver currently serves as a Senior Vice President. Mr. Weaver served as our Senior Vice President, Treasurer and Chief Financial Officer from 1994 to July 2006. He joined the Company in 1986. From 1973 to 1986, Mr. Weaver was a partner with the accounting firm of Grant & Silverman. Mr. Weaver is a Certified Public Accountant.

Thomas Kearney, Director.  Mr. Kearney has served as a member of our Board of Directors since November 2006. Mr. Kearney has been a partner and Chief Marketing Officer of Insight Catastrophe Group since June 2005. Prior to that position, he had been Executive Vice President and Chief Marketing Officer of Benfield U.S., a subsidiary of the Benfield Group from June 2000.

Louis J. Manetti, Director.  Mr. Manetti has served as a member of our Board of Directors since November 2006. Mr. Manetti is a Managing Director with Glencoe Capital, LLC and has been with the firm since 2001. As Director of Portfolio Management, he is responsible for monitoring the performance of the operating companies in which Glencoe has an investment. Prior to joining Glencoe, Mr. Manetti had 20 years of experience in different aspects of business with Kodak, Bell & Howell Company and PriceWaterhouse. Mr. Manetti received his JD from The John Marshall Law School, an MBA from Northwestern University, and is a Certified Public Accountant.

Hollis W. Rademacher, Director.  Mr. Rademacher has served as a member of our Board of Directors since 2004. Mr. Rademacher is currently self-employed in the fields of consulting and investments. Mr. Rademacher held various positions with Continental Bank, N.A., from 1957 to 1993, most recently serving as Chief Financial Officer of Continental Bank Corporation from 1988 to 1993. Mr. Rademacher serves as a director of Schawk, Inc. and Wintrust Financial Corporation.

Steven A. Shapiro, Director.  Mr. Shapiro has served as a member of our Board of Directors since 2004. Mr. Shapiro is a Vice President of SF Investments, Inc., a registered broker/dealer and investment advisor. Mr. Shapiro is also a manager of Millennium Group, LLC, which is the general partner in a series of investment limited partnerships.

William C. Tyler, Director.  Mr. Tyler has served as a member of our Board of Directors since November 2006. Mr. Tyler was a Senior Vice President and stockholder of McKinley Inc., a national real estate company, from May 1971 to November 2004, where he was responsible for major transactions, refinancings and restructurings.

Board Composition

Our Bylaws provide for the division of our Board of Directors into three classes with staggered three year terms. The terms of each class will expire at successive annual meetings so that the stockholders elect one class, as nearly equal to one-third of Directors as possible, at each annual meeting. Our board of directors currently consists of seven members whose terms of office are divided as follows:

•	Class I, whose terms will expire at the 2010 annual stockholder meeting;

•	Class II, whose terms will expire at the 2009 annual stockholder meeting; and

•	Class III, whose terms will expire at the 2008 annual stockholder meeting.

Class I consists of Steven A. Shapiro, Jerome M. Shaw and Richard H. Smith; Class II consists of Thomas Kearney and William C. Tyler; and Class III consists of Louis J. Manetti and Hollis W. Rademacher. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of our Company.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. A majority of the members of each committee is independent, and all of the members of each committee will be independent before October 17, 2007, the first anniversary of our initial public offering.

Audit Committee

The Audit Committee has functions that include appointing, terminating, evaluating, and setting the compensation of our independent registered public accounting firm; meeting with the independent registered public accounting firm to review the scope, accuracy and results of the audit; and making inquiries as to the adequacy of our accounting, financial and operating controls. Mr. Rademacher is the Chair and Messrs. Manetti and Tyler are the other members of the Audit Committee. The Board of Directors has determined that Messrs. Rademacher and Tyler are “independent” in accordance with the New York Stock Exchange’s (“NYSE”) listing standards and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and related federal law. In addition, the Board of Directors has also determined that all members of the Audit Committee are “Audit Committee Financial Experts” in accordance with the standards established by the SEC. Mr. Manetti is not independent under the rules and regulations of the SEC or the NYSE listing standards due to his employment with Glencoe Capital, LLC. Under Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934 and the NYSE listing standards, our Audit Committee is not required to be comprised of exclusively independent directors until October 17, 2007, the first anniversary of our initial public offering, and the Company is relying on this exemption. The Company does not believe that its reliance on this exemption from the independence requirements materially adversely affects the ability of the Audit Committee to act independently and to satisfy the other requirements of the SEC rules with respect to audit committees of public companies. The Audit Committee’s charter is available on our website. See “Where You Can Find More Information.”

Compensation Committee

Mr. Shapiro is the Chair and Messrs. Kearney and Shaw are the other members of the Compensation Committee. The Board has determined that Messrs. Kearney and Shapiro are “independent” in accordance with the NYSE listing standards. Mr. Shaw is not independent under these rules. Under the NYSE listing standards, the Compensation Committee is not required to be comprised of exclusively independent directors until October 17, 2007, the first anniversary of our initial public offering.

The Compensation Committee Charter is available on our website. See “Where You Can Find More Information.” The Compensation Committee’s responsibilities, which are discussed in detail in its charter, include, among other duties, the responsibility to:

•	establish the base salary, incentive compensation and any other compensation for the Chief Executive Officer and review and approve the Chief Executive Officer’s recommendations for the compensation of all executive officers;

•	monitor management incentive and equity compensation plans, retirement and welfare plans and discharge the duties imposed on the Committee by the terms of those plans; and

•	annually review and make recommendations regarding compensation for non-management directors.

During Committee meetings at which compensation actions involving the Chief Executive Officer are discussed, the Chief Executive Officer does not participate in the discussions if the Committee so chooses. As Chief Executive Officer, Mr. Smith recommends compensation decisions involving the executive officers and discusses these recommendations and related issues with the Compensation Committee. During Committee meetings at which compensation actions involving executive officers are discussed, Mr. Smith has taken an active part in the discussions.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of Mr. Smith. Compensation Committee meetings are regularly attended by the Chief Executive Officer. At each meeting, the Compensation Committee has the opportunity to meet in executive session. The Compensation Committee’s Chair reports the Committee’s recommendations on executive compensation to the Board.

The Compensation Committee has the sole authority to retain and terminate outside advisors with respect to executive and director compensation. The Committee has retained AON Consulting as its outside compensation consultant. AON Consulting provides the Compensation Committee competitive information regarding executive officer compensation, including benchmarking of peer practices and general industry best practices. AON Consulting also prepares detailed compensation data analysis. The Committee approves fees paid to AON Consulting.

Nominating and Corporate Governance Committee

The Committee has functions that include developing and recommending to the Board of Directors criteria for board and committee membership, reviewing the qualifications of candidates for Director, nominating candidates for election to the Board of Directors, overseeing our corporate governance policies and practices, developing and recommending to the Board of Directors corporate governance guidelines, and overseeing a review of the performance of the Board of Directors and its committees at least annually. Mr. Tyler is the Chair and Messrs. Kearney and Shapiro are the other members of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each member of the Committee is “independent” in accordance with the NYSE listing standards. The Nominating and Corporate Governance Committee charter is available on our website. See “Where You Can Find More Information.”

Compensation Committee Interlocks and Insider Participation

Mr. Smith participated in discussions with the Compensation Committee with respect to the compensation packages of each of the executive officers, but did not participate in the portion of meetings of the Compensation Committee at which his own compensation package was discussed. Our board of directors believes it is wise and prudent to have our Chief Executive Officer participate in these determinations, because his evaluation and recommendation with respect to compensation and benefits paid to executives are extremely valuable to the Compensation Committee. Our full board of directors made all compensation decisions prior to the creation of our Compensation Committee in 2006.

Except for Mr. Shaw, none of the Compensation Committee members:

•	has ever been an officer or employee of the Company;

•	is or was a participant in a “related person” transaction in 2006; or

•	is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Mr. Shaw is a named executive officer of the Company for 2006 and engaged in certain transactions with the Company as described below under “Employment and Related Agreements” and “Certain Relationships and Related Person Transactions.” The Compensation Committee is not required to be composed of exclusively independent directors until October 17, 2007, the first anniversary of our initial public offering, at which time Mr. Shaw will be replaced on the Compensation Committee with a person who is deemed independent under the rules of the NYSE.

Directors’ Compensation

Directors who are employees receive no additional compensation for serving on the Board or its committees. In 2006, we provided the following compensation to Directors who are not employees. Mr. Smith is a Director, but receives no director-related compensation since he is also an employee.

	Fees
	earned
	or paid	Stock
	in cash	awards	Total
Name	($)	($)(1)	($)

Thomas Kearney(2)	$8,250	$6,250	$14,500
Louis J. Manetti(2)	8,250	6,250	14,500
Hollis W. Rademacher	12,750	6,250	19,000
Steven A. Shapiro	12,750	6,250	19,000
Jerome M. Shaw(3)	9,750	6,250	16,000
William C. Tyler(2)	8,250	6,250	14,500
Jon Burgman(4)	5,000	—	5,000
David Evans(4)	—	—	—

(1)	Reflects the grant date fair value of restricted stock awards issued in March 2007 to Directors for services in the fourth quarter of 2006 (301 shares).

(2)	Messrs. Kearney, Manetti and Tyler joined the Board in November 2006.

(3)	In addition to the amounts set forth above, Mr. Shaw received compensation as an employee of the Company. See the “Summary compensation table”. Mr. Shaw’s employment with the Company ended on October 17, 2006, at which time he became a consultant of the Company. See “Employment and Related Agreements” below.

(4)	Messrs. Evans and Burgman resigned from the Board of Directors in May 2006 and November 2006, respectively.

Under our Bylaws, our Directors may receive such compensation and reimbursement of expenses for their services as may be determined by the Board of Directors. Prior to the completion of our initial public offering in October 2006, we paid our Directors a per meeting fee of $1,500. On November 29, 2006, the Board of Directors, based upon the recommendation of the Compensation Committee, modified the amounts paid to non-employee directors to provide them with compensation comparable to similar publicly traded companies. Non-employee directors receive annual cash compensation of $25,000 and restricted stock awards having a value of $25,000. In addition, each non-employee director receives $2,000 for each Board meeting attended. The Board of Directors also approved additional annual cash retainers of $10,000 for the Chair of the Audit Committee, $5,000 for the Chair of the Compensation Committee and $2,500 for the Chair of the Nominating and Corporate Governance Committee. The restricted stock awarded to Directors vests immediately, but is not transferable for one year after the date of grant. We also reimburse the Directors for reasonable expenses they incur in attending Board of Directors or committee meetings.

Compensation Discussion and Analysis

Executive Compensation Philosophy

Our executive compensation philosophy is to attract, retain and motivate the most talented and dedicated executives possible consistent with achieving outstanding business performance and stockholder value at a reasonable cost. We are guided by the following principles:

•	Compensation should reward performance. Our compensation programs should promote excellence in our executives by adjusting compensation upwards for strong performance and downwards for individual performance that falls short of expectations and/or when Company performance lags the industry. Even in periods of temporary downturns in Company performance, however, the compensation programs should continue to ensure that successful, high-achieving employees will remain motivated and committed to the Company.

•	Compensation should be based on the level of job responsibility, individual performance, and Company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to Company performance and stockholder returns, because the employees are more able to affect our operating results.

•	A strong link should exist between incentive compensation and corporate profitability. A meaningful equity position for executives leads them to manage from an owner’s perspective.

•	A total rewards package should be competitive with other mid-size companies in the insurance industry.

•	A simple program design is easy to communicate and understand and is motivational. Performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributing to the Company’s achievement of its strategic and operational goals.

In addition to competitive base salaries, we reward our executive officers with both annual cash bonuses linked to the achievement of short-term corporate and individual performance goals and long-term equity incentive awards linked to growth, profitability and stockholder returns. We believe that our compensation packages align the interests of our executive officers with the interests of our stockholders.

In this Compensation Discussion and Analysis, we discuss the compensation packages and 2006 compensation of Richard H. Smith, our Chairman, President and Chief Executive Officer, John A. Marazza, our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, and Jeffrey R. Wawok, our Executive Vice President. We also discuss the compensation of William S. Weaver, our former Chief Financial Officer, and Jerome M. Shaw, our former Vice Chairman. All of these individuals comprise our named executive officers. Further details relating to the compensation paid to these named executive officers in 2006 and their employment arrangements with the Company can be found in the “Summary Compensation Table” and the supplemental tables that follow it.

Changes in 2006

The 2006 year was a transformational year for our Company and our senior management. In October 2006, we completed our initial public offering and our common stock became listed on the New York Stock Exchange. In connection with our initial public offering and repurchase of common stock held by Glencoe Capital, LLC, Glencoe Capital, LLC no longer was our majority and controlling stockholder. In addition, our management changed in anticipation of our status as a public company. In January 2006, we hired Jeffrey R. Wawok as an Executive Vice President to focus on new business development, our insurance services business and the initial public offering. In July 2006, we hired John A. Marazza as our new Chief Financial Officer and Treasurer. William S. Weaver, our former Chief Financial Officer, resigned as Chief Financial Officer but continued his service as a Senior Vice President. In October 2006, Jerome M. Shaw, our founder and former Chief Executive Officer, left the employment of the Company and assumed a consulting role. We provided payments to each of Messrs. Weaver and Shaw in connection with these employment changes, as discussed below under “Executive Compensation — Employment and Related Agreements.” Most of the compensation awarded in 2006 occurred when we were a private company and were undergoing a change in our executive officer group and therefore may not be indicative of how we will award compensation to our executive officers in the future as a public company.

Prior to the completion of our initial public offering, the Board of Directors played an active role in approving the compensation awarded to the named executive officers. All of the compensation awarded in 2006 to the named executive officers was approved by the Board of Directors. With the completion of our initial public offering, the Compensation Committee has played a more prominent role in the compensation of our executive officers.

Decision-Making by the Compensation Committee

The Compensation Committee is appointed by the Board, in part, to oversee the programs under which performance is evaluated and compensation is paid or awarded to our executive officers. AON Consulting became the Compensation Committee’s outside compensation consultant in connection with our initial public offering in October 2006. An affiliate of AON Consulting also acts as a broker for the Company. Information on the role of the Compensation Committee and our compensation consultant are described above in this prospectus under the section entitled “Compensation Committee”. The Compensation Committee set and approved all compensation awarded to our executive officers after the completion of our initial public offering.

Our Process for Setting Executive Compensation Levels

Employment Agreements

Each of our executive officers has a written employment agreement or employment letter that governs the principal terms of his compensation, which are discussed below under “Executive Compensation — Employment and Related Agreements.” In 2006, our executive officers had guaranteed target bonus levels and were entitled to grants of equity awards under the terms of their employment agreements or letters, further details about which can be found below under “Executive Compensation — Employment and Related Agreements.”

We plan to enter into new executive employment agreements with each of our executive officers in 2007.

Corporate Benchmarking

In conjunction with the Compensation Committee, we have compared our executive compensation program with a peer group of publicly-traded and privately held insurance companies that, in the aggregate, both we and the Compensation Committee believe best represents our peers in terms of profitability, stockholder returns, growth, size, focus and competition for executive talent. We believe using a peer group is an appropriate method to understand the executive talent market in which we must compete to attract and retain top-quality talent.

Our compensation consultant (in consultation with management) proposed our peer group, which was reviewed and approved by the Compensation Committee. The Compensation Committee intends to monitor and adjust the companies included in the peer group with the assistance of outside consultants and management. For 2006, our peer group consisted of the following companies:

Ace Limited
Alleghany Corporation
Argonaut Group Inc.
W. R. Berkley Corporation
Chubb Corp.
CNA Surety Corporation
HCC Insurance Holdings, Inc.
Horace Mann Educators Corporation
LandAmerica Financial Group, Inc.
Markel Corporation
Mercury General Corporation
The Midland Company
National Interstate Corp.
Philadelphia Consolidated Holding Corp.
PMA Capital Corporation
RLI Corp.
SCPIE Holdings Inc.
Seabright Insurance Holdings, Inc.
Selective Insurance Group Inc.
St. Paul Travelers Companies, Inc.
Tower Group Inc.
Zenith National Insurance Corp.
The Compensation Committee also relies on proprietary compensation data from AON Consulting and other survey data sources.

Overall, we structure the elements of our compensation program to be competitive within a range slightly above the 50th percentile of our peer group. However, we strongly believe in engaging the most dedicated and talented executives in critical functions, and this may entail negotiations with individual executives who have significant compensation packages in place with their current employer. The Compensation Committee may determine that it is appropriate to provide compensation outside of the normal range to individuals to address (a) job and position responsibilities, (b) strategic investment in individuals deemed critical to our leadership succession plans, (c) retention of critical talent, (d) outstanding individual performance, (e) prior applicable work experience and (f) internal pay equity. The Compensation Committee does not assign specific weights to these criteria. Therefore, for some executives, some elements of pay may fall outside the 50th percentile range.

Components of Executive Compensation for 2006

Our executive compensation package is comprised of base salary, annual incentive bonus opportunities, long-term incentive compensation and employee benefits and perquisites. In addition, the compensation for our executive officers includes severance and change of control protection. In general, the Compensation Committee intends that each compensation component should reflect the competitive marketplace. At the same time, we recognize that the costs of our compensation program impact our financial performance. Consistent with balancing these objectives, our short-term and long-term incentives are primarily based on improving financial results over the previous year so as to provide the executive with performance based compensation only when the stockholders receive added value. The other compensation elements allow us to retain executives at a reasonable cost when we do not improve financial performance over the previous year.

Base Salary

Each of our executive officers has a minimum base salary that is set by his employment agreement or letter. Potential increases to base salaries are reviewed annually by the Compensation Committee, with adjustments made based primarily on the recommendations of the Chief Executive Officer for officers other than himself. In reviewing base salaries, we review competitive market data supplied by our compensation consultant. Using this market data as a guideline, we consider various factors, including the position of the executive officer, the compensation of officers in our peer group, the performance of the executive officer with respect to specific objectives and increases in responsibilities. The specific objectives for each executive officer vary each year in accordance with the scope of the officer’s position, the potential inherent in that position for impacting our operating and financial results and the actual operating and financial contributions produced by the officer in previous years.

Base salary decisions are intended to adequately compensate executive officers for performing their duties and in a manner that maintains internal equitable treatment. Overall, base salary levels for executive officers are targeted, on average, around the 50th percentile for similar positions in our peer group and survey data. For 2007, base salaries for our executive officers were established upon completion of an external market analysis of our peer group conducted by AON Consulting. Based upon this analysis, our Compensation Committee resolved to increase Mr. Smith’s base salary as discussed below.

2006 Bonuses and Annual Incentive Bonuses

Although we had no formal bonus plan in 2006, the Compensation Committee, in consultation with Mr. Smith for executive officers other than himself and AON Consulting, determined the 2006 bonus amounts based upon the terms of each executive officer’s employment agreement and an assessment of how each executive officer helped us achieve identified performance goals such as the completion of our initial public offering. Each of our executive officers has a cash bonus target and a minimum 2006 bonus floor in his employment agreement. The 2006 bonus amounts were in excess of these minimum amounts based upon the Compensation Committee’s evaluation of the outstanding performance of each executive officer with respect to our initial public offering and their efforts in delivering growth and profitability targets in 2006.

Prior to our initial public offering, our Board of Directors and stockholders approved The First Mercury Financial Corporation Performance-Based Annual Incentive Plan, which we refer to as the annual incentive plan. The annual incentive plan is designed to provide annual cash awards that satisfy the conditions for performance-based compensation under Section 162(m) of the Code. Under the annual incentive plan, the Compensation Committee has the authority to grant annual incentive awards to our key employees (including our executive officers) or the key employees of our subsidiaries. Each annual incentive award will be paid out of an incentive pool established for a performance period. Typically, the performance period will be a fiscal year. The incentive pool will equal a percentage of our operating income for the fiscal year as determined by the Compensation Committee. The Compensation Committee will allocate an incentive pool percentage to each designated participant for each performance period. In no event may the incentive pool percentage for any one participant exceed 40% of the total pool for that performance period. Each participant’s incentive award will be determined by the Compensation Committee based on the participant’s allocated portion of the incentive pool and attainment of specified performance measures subject to adjustment in the sole discretion of the Compensation Committee.

In March 2007, the Compensation Committee adopted performance criteria for 2007 bonuses for our executive officers pursuant to the annual incentive plan. The performance criteria consist of the return on equity and the growth in premiums produced in 2007. The Compensation Committee’s policy is to set reasonable corporate performance goals that can be achieved with superior performance. The attainment of these performance criteria is expected to result in 2007 bonuses to our executive officers that are slightly above the 50th percentile of the bonuses awarded by our peer group. We use the operational measure “premiums produced” to identify premiums generated from insurance policies sold through our subsidiary CoverX Corporation on insurance policies that we produce and underwrite on behalf of our insurance subsidiaries and under fronting relationships. The Compensation Committee also has discretion to award additional bonus amounts to executive officers to reward more subjective and unquantifiable individual performance that contributes to the success of our Company.

Our Chief Executive Officer has discretion over determining the annual bonuses for employees who are not executive officers, and can set those bonuses due to specific facts and circumstances, either relating to the Company itself or to the individual performance of the employee.

Long-term Equity Compensation

We are committed to long-term incentive programs for our executives that promote our long-term growth and encourage employee retention and stock ownership. We believe that our long-term equity compensation program achieves the goal of aligning the executive’s compensation with our long-term growth, and thus aligns the executive’s interests with our stockholder’s interests. Accordingly, we believe that our executive officers should be rewarded with a proprietary interest in the Company for continued long-term performance and to attract, motivate and retain qualified and talented executives.

We adopted the First Mercury Financial Corporation Omnibus Incentive Plan of 2006 (the “Omnibus Plan”) in connection with our initial public offering. The Omnibus Plan permits the issuance of long-term incentive awards to our employees and non-employee directors and employees of our subsidiaries to promote the interests of our company and our stockholders. It is designed to promote these interests by providing such employees and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of our company. The Omnibus Plan is administered by our Compensation Committee. The aggregate number of shares of our common stock that may be issued under the Omnibus Plan will not exceed 1,500,000 (subject to adjustment). No participant may receive in any calendar year awards relating to more than 500,000 shares of our common stock. Awards may consist of stock options (incentive stock options or nonqualified stock options), stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, deferred stock units, or DSUs, performance shares, performance cash awards, and other stock or cash awards. The exercise price of any stock option must be equal to or greater than the fair market value of the shares on the date of the grant, unless it is a substitute or assumed stock option, restricted stock, restricted stock unit or deferred stock unit, performance share, performance cash award, stock awards, other stock or cash awards. The term of any award made under this plan cannot be longer than ten years.

We intend to make annual grants of equity to our executive officers under our Omnibus Plan. We do not have any formal policy with respect to allocations between stock options and restricted stock awards although we plan to use stock options as our primary long-term incentive vehicle. Together with the Compensation Committee, we believe that stock options align employees’ interests with stockholders because the employee realizes no value when the price of the stock remains the same or declines from the price at grant. The number of stock options awarded to an executive officer is based on the individual’s level in the organization, competitive practices, individual performance and internal pay equity. The Compensation Committee does not assign specific weights to these criteria. Targeted long-term incentive positions for executive officers were established after reviewing an external market competitiveness analysis conducted by AON Consulting. If stock options are awarded, the exercise price of the option may not be less than 100% of the fair market value of our common stock on the option grant date.

In March 2006, in connection with Mr. Wawok’s employment with the Company, we granted Mr. Wawok an option to purchase 76,312 shares at an exercise price of $6.49 per share, which we believe was the per share fair market value of our common stock on the date of this grant. These options were awarded under our 1998 Stock Compensation Plan (the “1998 Plan”). We do not intend to grant any additional awards under the 1998 Plan now that we are a public company. The options vested upon the completion of our initial public offering. In October 2006, we awarded 48,100 shares of restricted stock to Mr. Marazza, half of which vested upon the date of grant and the remainder of which vested in April 2007. In addition, on the date of our initial public offering, Messrs. Smith, Marazza and Wawok received options to purchase 100,000, 50,000 and 50,000 shares of common stock, respectively, under our Omnibus Plan. These options vest in equal amounts over the first three anniversaries of the option grant and have a seven year term. The stock option award levels were determined based upon the initial public offering price of $17.00 per share. The options were awarded based upon peer market data and the role of the executive officers in our initial public offering. In March 2007, the Compensation Committee granted to Messrs. Smith, Marazza and Wawok options to purchase 55,188, 55,000 and 40,000 shares of common stock, respectively, under our Omnibus Plan. The per share exercise price for these options was the closing market price of our common stock on the New York Stock Exchange on the date of grant. These options vest in equal amounts over the first three anniversaries of the option grant and have a ten year term. The stock option award levels were determined based upon peer market data and vary among the executive officers based upon their positions with the Company.

Employee Benefits and Perquisites

We offer our executive officers standard employee benefits, including the ability to participate in our group life, health, dental, vision, disability insurance and our 401(k) Plan. We match contributions made by our executive officers to our 401(k) Plan of up to 40% per year, consistent with the matching contribution for all participants of the plan. In order to attract and retain executive officers, the Committee has also approved arrangements providing executive officers with certain perquisites, such as use of a Company-leased automobile and gas allowance (for which they are reimbursed all maintenance costs and provided insurance coverage), or the equivalent reimbursement for a personally owned or leased car and gas allowance. In addition, we provided housing benefits to Mr. Marazza in connection with the commencement of his employment with the Company. A listing of the total costs incurred for perquisites on behalf of named executive officers is set forth in the “All Other Compensation” table.

Deferred Compensation

Prior to our initial public offering, in October 2006, our Board of Directors and stockholders approved the First Mercury Financial Corporation Non-Qualified Deferred Compensation Plan, which is designed to provide a select group of highly compensated employees, and non-employee directors, the benefits of a non-qualified, unfunded plan of deferred compensation subject to Section 201(2) of ERISA and the provisions of Section 409A of the Internal Revenue Code. Under the plan, executive officers will be entitled to make an irrevocable election to defer receipt of up to 75% of base salary and up to 100% of any bonus. We also may make discretionary contributions to participants’ deferred accounts. The purpose of the plan is to provide a tax-deferred retirement savings alternative for amounts exceeding the Internal Revenue Code limitations on qualified programs. This plan is not currently implemented by the Company.

As discussed below under “Compensation of our Chief Executive Officer,” the Compensation Committee is currently in the process of implementing a Supplemental Executive Retirement Plan (the “SERP”) and intends to contribute $500,000 of Mr. Smith’s 2006 long-term incentive compensation to Mr. Smith’s account under this SERP. It is anticipated that the contributions made under the SERP will not begin to vest until seven years after the contribution is made with full vesting occurring ten years after the contribution date, subject to earlier vesting in the event of death, disability, or attaining age sixty while employed by the company. Amounts contributed to the SERP would not be distributed unless vested and until Mr. Smith’s separation from service with the Company. The purpose of the plan is to provide Mr. Smith with a meaningful long-term retention incentive.

Compensation of Our Chief Executive Officer

In November 2006, the Compensation Committee approved 2006 and 2007 compensation amounts for Richard H. Smith, our Chief Executive Officer. For 2006, Richard H. Smith received compensation consisting of a base salary of $550,000 (which includes amounts allocated to a noncompetition covenant), a bonus of $750,000 and long-term incentive compensation of $750,000. Based upon an analysis of the base salaries of chief executive officers within our peer group, the Compensation Committee had authorized an increase in Mr. Smith’s 2006 base salary to $750,000, but Mr. Smith declined to accept such increase. Since Mr. Smith already has an interest in 7.2% of our outstanding common stock, the Compensation Committee concluded that providing Mr. Smith’s long-term incentive compensation exclusively in the form of stock options or other equity awards would not achieve our goal in awarding long-term equity compensation (that is, the further alignment of the executive’s compensation with our long-term growth and the goal of motivating the executive to remain at the Company). Consequently, the Compensation Committee determined that two-thirds of Mr. Smith’s 2006 long-term incentive compensation, or $500,000, would be a contribution to the SERP and one-third, or $250,000, would be in the form of stock options, which are described above.

For 2007, the Compensation Committee approved a base salary for Mr. Smith of $750,000, a bonus of 50% to 150% of his base salary under the annual incentive plan, and long-term incentive compensation of 50% to 150% of his base salary, in such amount and form to be further determined by the Compensation Committee. Mr. Smith will also continue to be entitled to customary benefits pursuant to his employment agreement, which is discussed below under “Executive Compensation — Employment and Related Agreements.”

Termination and Change in Control Payments

The employment agreements for our executive officers contain customary non-compete, non-solicit, non-disparagement and confidentiality covenants that restrict these executives during the terms of their employment and for certain periods after their termination equal to the terms of their agreements. The employment agreements also obligate us to pay our executive officers severance in connection with a change in control and certain terminations. See “Potential Payments Upon Termination of Employment” below for additional details. These agreements were entered into prior to our initial public offering. The change in control arrangements are designed to retain executives and provide continuity of management in the event of an actual or threatened change in control.

Stock Ownership Guidelines

Although we have no formal guidelines on stock ownership by our executive officers, in order to link the interests of management and stockholders, executive officers are encouraged to use shares obtained on the exercise of their stock options and receipt of performance shares, after satisfying the cost of acquisition and taxes, to maintain or to establish a significant level of direct stock ownership.

Securities Trading Policy

Members of the Board of Directors, executives and other employees may not engage in any transaction in which they may profit from short-term speculative swings in the value of our securities. This includes “short sales” (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) or “short sales against the box” (selling owned, but not delivered securities), “put” and “call” options (publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions. In addition, this policy is designed to ensure compliance with all insider trading rules.

Internal Revenue Code Section 162(m)

Favorable accounting and tax treatment of the various elements of our compensation program is an important consideration in their design, but it is not the sole consideration. Section 162(m) of the Internal Revenue Code limits the deductibility of certain items of compensation paid to the Named Executive Officers to $1,000,000 annually, unless the compensation qualifies as “performance based compensation” or is otherwise exempt under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. In this regard, we believe that Section 162(m) will not prevent us from receiving a tax deduction in 2006 for the compensation paid to our named executive officers because compensation amounts awarded prior to the completion of our initial public offering or disclosed in the Company’s registration statement relating to the initial public offering are not included in compensation that is subject to the $1,000,000 limit. In addition, under a transition rule for new public companies, the deduction limits under Section 162(m) do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the corporation was not publicly held, to the extent that the prospectus accompanying the initial public offering disclosed information concerning those plans or agreements that satisfied all applicable securities laws then in effect. The Company believes that it can rely on this transition rule until the Company’s 2010 annual meeting of stockholders. While we consider the potential impact of Section 162(m) on our compensation decisions, we may approve compensation for an executive officer that does not meet the deductibility requirements of Section 162(m) in the future in order to maintain competitive compensation packages and attract talented leaders.

In 2006, we began expensing equity awards in accordance with FAS 123(R). Like many of the companies within our peer group, we have taken measures to ensure that our equity granting practice remains competitive.

Executive Compensation Tables

The following table sets forth aggregate amounts of compensation paid or accrued by us for the year ended December 31, 2006 for services rendered in all capacities by our named executive officers.

Summary Compensation Table(1)

					Stock	Option	All Other
		Salary		Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)		($)	($)(2)	($)\(2)	($)(3)	($)

Richard H. Smith	2006	$550,000	(4)	$750,000	$—	$28,488	$929,851	$2,258,339
Chief Executive Officer
John A. Marazza(5)	2006	162,744		300,000	234,000	14,244	36,043	747,031
Executive Vice President Chief Financial Officer
Jeffrey R. Wawok(6)	2006	215,729		250,000	—	120,319	6,104	592,152
Executive Vice President
William S. Weaver(7)	2006	225,000		300,000	—	—	1,066,188	1,591,188
Senior Vice President
Jerome M. Shaw(8)	2006	1,211,021		—	6,250	—	1,984,921	3,202,192
Former Vice Chairman

(1)	No non-equity incentive plan compensation was awarded for 2006.

(2)	See the table “Grants of Plan-Based Awards” in 2006 for information on these stock and option awards. A discussion of the assumptions used in calculating these values may be found in Note 14 to our 2006 audited consolidated financial statements incorporated by reference in this prospectus. In addition, in March 2007, the Company granted 55,188, 55,000 and 40,000 options to purchase common stock to Messrs. Smith, Marazza and Wawok, respectively. These options vest on the first three anniversaries of the grant date and have a ten year term.

(3)	All Other Compensation is as follows:

		Company				Group-term
		401(K)				Life Insurance
		Matching	Car	Travel and		Premium
Name	Year	Contribution	Allowance	Housing		Payment	Other Items		Total

Richard H. Smith	2006	$8,000	$4,410	$—		$774	$916,667	(a)	$929,851
John A. Marazza	2006	6,000	1,420	28,500	(b)	123	—		36,043
Jeffrey R. Wawok	2006	6,000	—	—		104	—		6,104
William S. Weaver	2006	8,000	7,000	—		1,188	1,050,000	(c)	1,066,188
Jerome M. Shaw	2006	—	8,931	—		990	1,975,000	(d)	1,984,921

(3a)	In June 2006, we forgave a loan to Mr. Smith in the amount of $750,000. The amounts included in the table also include a $166,667 vested portion of the Company contribution to the SERP which is in the process of being finalized. It is anticipated that the contributions made under the SERP will not begin to vest until seven years after the contribution is made, subject to earlier vesting in the event of death, disability or attaining age sixty while employed by the Company. Amounts contributed to the SERP would not be distributed unless vested and until Mr. Smith’s separation from service with the Company.

(3b)	In connection with his relocation from Florida to Michigan, Mr. Marazza received $4,000 per month from July through December, 2006 to cover housing and related expenses. Mr. Marazza will continue to receive $4,000 per month for the first half of 2007. Additionally, Mr. Marazza was reimbursed $4,500 for commuting expenses in connection with his relocation.

(3c)	Mr. Weaver received a one-time payout of $1,050,000 in July 2006 in connection with the termination of his previous employment agreement. See “Employment and Related Transactions.”

(3d)	In June 2006, Mr. Shaw received a payment of $1,975,000 under a non-competition and confidentiality agreement.

(4)	Includes $200,000 allocated to a covenant not to compete.

(5)	Mr. Marazza joined the Company in July 2006. Mr. Marazza received a $50,000 bonus upon the initiation of his employment.

(6)	Mr. Wawok joined the Company in January 2006.

(7)	Mr. Weaver was the Company’s Chief Financial Officer until July 2006.

(8)	In October 2006, Mr. Shaw terminated his employment with the Company and entered into a consulting agreement pursuant to which the Company pays him $1,000,000 annually. Mr. Shaw also received Director fees and a restricted stock award for services as a Director for the fourth quarter of 2006 which are set forth in the table on Director’s compensation above.

Grants of Plan-based Awards in 2006

				All Option
		All Stock		Awards:	Exercise or		Grant Date
		Awards:		Number of	Base Price		Fair Value
		Number of		Securities	of Option		of Stock
		Shares of		Underlying	Awards		and Option
Name	Grant Date	Stock (#)		Options (#)(1)	($/Sh)		Awards(2)

Richard H. Smith	10/17/2006	—		100,000	$17.00	(4)	$410,234
John A. Marazza	10/4/2006	48,100	(3)	—	—		468,000
	10/17/2006	—		50,000	17.00	(4)	205,117
Jeffrey R. Wawok	3/21/2006	—		76,312	6.49	(5)	106,074
	10/17/2006	—		50,000	17.00	(4)	205,117
William S. Weaver	—	—		—	—		—
Jerome M. Shaw	—	—		—	—		—

(1)	Mr. Wawok’s 76,312 options were granted under the 1998 Plan. All other option awards were granted under the Omnibus Plan.

(2)	Reflects the value of stock and option awards based on an aggregate grant date fair value determined pursuant to FAS 123(R). A discussion of the assumptions used in calculating these values may be found in Note 14 to our 2006 audited consolidated financial statements incorporated by reference in this prospectus.

(3)	Mr. Marazza’s restricted stock was granted pursuant to a restricted stock unit award agreement. Half of the restricted stock vested on the date of grant and the remaining half vested on April 17, 2007. The grant date fair value of the restricted shares was based upon the Company’s determination of the per share fair market value of common stock on the date of grant.

(4)	Grant price represents the price of our initial public offering on October 17, 2006.

(5)	Mr. Wawok’s options for 76,312 shares vested on October 17, 2006, the date of our initial public offering. The exercise price for these options was based upon the Company’s determination of the per share fair market value of common stock on the date of grant.

Outstanding Equity Awards at 2006 Fiscal Year End

	Option Awards				Stock Awards
	Number of	Number of			Number of		Market Value
	Securities	Securities			Shares or		of Shares or
	Underlying	Underlying			Units of		Units of
	Unexercised	Unexercised	Option		Stock That		Stock That
	Options	Options	Exercise	Option	Have Not		Have not
	(#)	(#)	Price	Expiration	Vested		Vested
Name	Exercisable	Unexercisable(1)	($)	Date	(#)		($)(2)

Richard H. Smith	52,540	—	$1.51	7/14/2013	—		—
	48,840	—	1.62	7/14/2013	—		—
	45,880	—	1.73	7/14/2013	—		—
	40,700	—	1.95	7/14/2013	—		—
	289,062	—	1.73	3/1/2009	—		—
	—	100,000	17.00	10/16/2013	—		—
John A. Marazza	—	—	—	—	24,050	(3)	$565,656
	—	50,000	17.00	10/16/2013	—		—
Jeffrey R. Wawok	76,312	—	6.49	3/20/2016	—		—
	—	50,000	17.00	10/16/2016	—		—
William S. Weaver	—	—	—	—	—		—
Jerome M. Shaw	52,540	—	1.51	3/1/2009	—		—
	48,840	—	1.62	7/14/2013	—		—
	45,880	—	1.73	7/14/2013	—		—
	40,700	—	1.95	7/14/2013	—		—

(1)	The options included in this column vest in one-third increments on the first three anniversaries of the grant date and expire seven years from the grant date.

(2)	Assumes a stock price of $23.52, the closing price on December 29, 2006, the last trading day of 2006.

(3)	This restricted stock vested on April 17, 2007.

Option Exercises and Stock Vested in 2006

	Option Awards			Stock Awards
	Number of			Number of
	Shares Acquired	Value Realized		Shares Acquired	Value Realized
	on Exercise	on Exercise		on Vesting	on Vesting
Name	(#)	($)		(#)	($)

Richard H. Smith	—	$—		—	$—
John A. Marazza	—	—		24,050	234,000	(2)
Jeffrey R. Wawok	—	—		—	—
William S. Weaver	268,065	1,604,182	(1)
Jerome M. Shaw	—	—		—	—

(1)	Amount reflects the difference between the exercise price of the options and the value realized at the time of exercise.

(2)	Amount reflects the market value of the stock on the date the stock vested.

NONQUALIFIED DEFERRED COMPENSATION

The table below sets forth, for each of our named executive officers, information regarding his participation in our Supplemental Executive Retirement Plan during 2006.

	Executive	Registrant		Aggregate		Aggregate
	Contributions	Contributions		Earnings	Aggregate	Balance at
	in Last	in Last		in Last	Withdrawals/	Last Fiscal
	Fiscal Year	Fiscal Year		Fiscal Year	Distributions	Year-end
Name	($)	($)		($)	($)	($)

Richard H. Smith	—	$166,667	(1)	—	—	—
John A. Marazza	—	—		—	—	—
Jeffrey R. Wawok	—	—		—	—	—
William S. Weaver	—	—		—	—	—
Jerome M. Shaw	—	—		—	—	—

(1)	Reflects the proposed 2006 Company contribution to a SERP that is in the process of being finalized. Amounts contributed to the SERP are not expected to begin vesting until seven years after the contribution is made, subject to earlier vesting in the event of death, disability, or attaining age sixty while employed by the Company. Amounts contributed to the SERP would not be distributed unless vested and until Mr. Smith’s separation from service with the Company.

Employment and Related Agreements

Agreements With Mr. Smith

We have an employment agreement with Richard H. Smith pursuant to which Mr. Smith serves as our Chief Executive Officer. The agreement was entered into in November 2003 and remains in effect until terminated by us or Mr. Smith. We may terminate the agreement for cause, upon a change of control or without cause upon 90 days’ notice. Mr. Smith may terminate the agreement without cause upon 90 days’ notice, in the event of a material breach by us under the agreement or the institution of bankruptcy proceedings against, or the involuntary dissolution of, the Company. Under the agreement, Mr. Smith is entitled to an annual base salary of $550,000 plus benefits and reimbursement of reasonable business expenses. Mr. Smith’s annual base salary of $550,000 includes $200,000 allocated to the non-competition covenant in the agreement. In addition, we may, but are not obligated to, pay Mr. Smith additional compensation in the form of a bonus, as determined by our board of directors in their sole discretion at the end of each calendar year. As noted above, the Compensation Committee made adjustments to Mr. Smith’s compensation under this agreement. In the event we terminate Mr. Smith’s employment without cause, we are required to pay Mr. Smith severance in an amount equal to two times his base salary plus any bonus which he received in the calendar year prior to the year of termination. If Mr. Smith is terminated for any other reason (including a change of control), we are not required to pay any severance obligations. Mr. Smith is subject to non-competition and non-solicitation covenants during the term of the agreement and for a period of three years after termination of the agreement. We plan to enter into a new executive employment agreement with Mr. Smith in 2007.

Agreements With Mr. Shaw

Prior the completion of our initial public offering, we had an employment agreement with Mr. Shaw under which Mr. Shaw served as our Vice Chairman. Under his employment agreement, Mr. Shaw received an annual salary of $1,000,000, but was not entitled to an incentive bonus. Mr. Shaw’s agreement terminated upon consummation of our initial public offering and was replaced with a consulting agreement. Mr. Shaw’s consulting agreement has a three year term and provides for an annual consulting fee of $1,000,000. If

Mr. Shaw’s consulting agreement is terminated by us for any reason (including upon a change of control), Mr. Shaw is entitled to receive his consulting fee pursuant to his agreement for the remainder of the three year term; provided however, that if Mr. Shaw is in breach of a protective covenant described below, he is not entitled to receive such consulting fee. Under a separate non-competition and confidentiality agreement with us, Mr. Shaw is subject to non-competition and non-solicitation covenants which will expire in June 2011. Mr. Shaw is also subject to perpetual non-disparagement and confidentiality covenants under the agreement. Mr. Shaw also had a non-competition and confidentiality agreement that was entered into in connection with our acquisition of ARPCO under which Mr. Shaw received $250,000 per year. This agreement (and the payments thereunder) expired upon consummation of our initial public offering.

Upon the closing of our senior notes offering and our share repurchase in 2005, we entered into a non-competition and confidentiality agreement with Mr. Shaw containing covenants substantially similar to Mr. Shaw’s non-competition and confidentiality agreement in connection with our acquisition of ARPCO described above. The covenants under this agreement will expire on the date that is the later of (i) August 2012 and (ii) the date on which Mr. Shaw owns less than 5% of our fully diluted common stock. We paid Mr. Shaw $3.95 million under this agreement, with the last payment occurring in June 2006.

Agreement With Mr. Marazza

In July 2006, we had entered into a letter agreement with Mr. Marazza under which Mr. Marazza serves as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary. Under the letter agreement, Mr. Marazza’s minimum annual base salary is $325,000 and his cash bonus target is 50% of his base salary, with a minimum guaranteed bonus for 2006 of $125,000. Mr. Marazza shall receive an annual long term incentive plan target award of $250,000 to $300,000 as determined by the Compensation Committee. In connection with his commencement of employment with the Company, Mr. Marazza received 48,100 shares of restricted common stock, 50% of which was vested on the date of grant and 50% of which vested on April 17, 2007. Mr. Marazza received a $50,000 signing bonus in lieu of relocation expenses and has a monthly living expense allowance of $4,000 per month through June 2007. Mr. Marazza’s employment may be terminated by us for cause or by Mr. Marazza for good reason, which includes a reduction in base salary, title or job responsibilities, disability or the failure of Mr. Smith to continue serving as our CEO. Mr. Marazza is entitled to severance benefits equal to his base salary; his target bonus for the immediately prior year; if unpaid, and the year in which the termination occurred; vesting of all equity incentive awards; and customary employee benefits for 12 months. In the event of a change in control of the Company, Mr. Marazza will receive such severance benefits for (a) 24 months if the change of control occurs prior to June 30, 2008; (b) 18 months if the change of control occurs between July 1, 2008 and June 30, 2009; or (c) 12 months if the change of control occurs on or after July 1, 2009. Mr. Marazza is subject to a non-competition and non-solicitation covenant which lasts for the duration of his severance payments. We plan to enter into a new executive employment agreement with Mr. Marazza in 2007.

Agreement With Mr. Wawok

In March 2006, we entered into a letter agreement with Mr. Wawok pursuant to which Mr. Wawok serves as our Executive Vice President. Mr. Wawok’s minimum annual base salary is $225,000 and his cash bonus target is 100% of his base salary, with a minimum guaranteed bonus for 2006 of $225,000. Mr. Wawok is entitled to severance benefits equal to 24 months of his base salary and bonus if his employment is terminated by us for any reason (including upon a change of control) other than for cause. In connection with the commencement of his employment, Mr. Wawok was granted an option to purchase 76,312 shares with an exercise price of $6.49 per share, all of which are fully vested. We plan to enter into a new executive employment agreement with Mr. Wawok in 2007.

Agreement With Mr. Weaver

Mr. Weaver serves as our Senior Vice President and served as our Chief Financial Officer prior to July 2006. We have entered into a new employment agreement with Mr. Weaver which provides for an annual base salary of $225,000 plus benefits, but no bonus or future equity participation, through March 2008. Mr. Weaver has also granted us an option to repurchase 73,815 shares of the common stock he holds for a price of $6.46 per share. Mr. Weaver previously served as our Senior Vice President, Treasurer and Chief Financial Officer. We paid Mr. Weaver $1,050,000 in July 2006 in connection with the termination of his prior employment agreement.

Potential Payments Upon Termination

The tables below reflect the amount of compensation to each of the named executive officers in the event of termination of his employment or consulting arrangement with the Company. The amount of compensation payable to each named executive officer upon termination without cause, termination for good reason, voluntary termination, involuntary termination for cause or in the event of disability, death or retirement of the person is shown below. The amounts shown assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid upon termination. The actual amounts to be paid out can only be determined at the time of termination. Payments due upon a change of control are discussed above under “Employment and Related Agreements.”

			Equity
			Value of
			Accelerated
	Cash Severance		Unvested	Benefit
	Base Salary	Bonus	Equity(1)	Continuation	Total

Richard H. Smith(2)
• without cause	$1,100,000	$1,500,000	$652,000	$—	$3,252,000
• for good reason	—	—	652,000	—	652,000
• voluntary	—	—	—	—	—
• for cause	—	—	—	—	—
• disability	—	—	652,000	—	652,000
• retirement	—	—	—	—	—
• death	—	—	652,000	—	652,000

John A. Marazza(3)
• without cause	650,000	325,000	891,656	10,051	1,876,707
• for good reason	650,000	325,000	891,656	10,051	1,876,707
• voluntary	—	—	565,656	—	565,656
• for cause	—	—	565,656	—	565,656
• disability	650,000	325,000	891,656	10,051	1,876,707
• retirement	—	—	565,656	—	565,656
• death	—	—	891,656	—	891,656

Jeffrey R. Wawok(4)
• without cause	450,000	450,000	326,000	—	1,226,000
• for good reason	—	—	326,000	—	326,000
• voluntary	—	—	—	—	—
• for cause	—	—	—	—	—
• disability	—	—	326,000	—	326,000
• retirement	—	—	—	—	—
• death	—	—	326,000	—	326,000

			Equity
			Value of
			Accelerated
	Cash Severance		Unvested	Benefit
	Base Salary	Bonus	Equity(1)	Continuation	Total

William S. Weaver(5)
• without cause	225,000	—	—	—	225,000
• for good reason	—	—	—	—	—
• voluntary	—	—	—	—	—
• for cause	—	—	—	—	—
• disability	—	—	—	—	—
• retirement	—	—	—	—	—
• death	—	—	—	—	—
Jerome M. Shaw(6)
• without cause	2,794,521	—	—	—	2,794,521
• for good reason	2,794,521	—	—	—	2,794,521
• voluntary	2,794,521	—	—	—	2,794,521
• for cause	—	—	—	—	—
• disability	2,794,521	—	—	—	2,794,521
• retirement	2,794,521	—	—	—	2,794,521
• death	2,794,521	—	—	—	2,794,521

(1)	All of the payments made in respect of the equity grants referred to above contain the following provisions:

•	Death or Total Disability: All option shares vest as of the date of death or total disability and may be exercised in the case of grants issued under (a) the 1998 Plan, for a period of ninety days thereafter or (b) the Omnibus Plan, for a period of six months thereafter.

•	Voluntary Termination: Unvested option shares terminate upon voluntary termination. Vested option shares may be exercised for a period thereafter of (a) thirty days under the 1998 Plan and (b) ninety days under the Omnibus Plan.

•	Retirement: For grants under the 1998 Plan, if an optionee has attained age 55 or older and has completed at least eight years of service, the optionee may exercise, to the extent vested at the time of termination, options for a period of ninety days after the termination. For grants under the Omnibus Plan, if an optionee has attained age 55 or older and has completed ten years of service, then the option shares continue to vest upon the given vesting schedule and may be exercised until their expiration.

•	Involuntary Termination with Severance: If an optionee is terminated by us without cause or leaves for good reason, all options of such optionee are exercisable for a period of ninety days after such termination, and then terminate and are forfeited after such period. Under the 1998 Plan, the options do not continue to vest during the ninety day period, and under the Omnibus Plan, the options do continue to vest during such ninety day period.

•	For Cause Termination: If an optionee is terminated for cause, all vested and unvested options are forfeited on the date of termination and may not be exercised.

•	Change of Control: Upon a change of control, under the Omnibus Plan, all options fully-vest. All options granted under the 1998 Plan have fully-vested.

(2)	Under Mr. Smith’s employment agreement, upon his death, his beneficiary or estate is entitled to receive his base salary for the remainder of the calendar year in which his death occurs. If his death occurs on December 31 of a given year, the severance payment under this employment agreement is $0. If his death occurs on January 1 of a given year, the severance payment under his employment agreement is $550,000.

(3)	Mr. Marazza does not have a formal employment agreement, and his employment terms are covered by an executed letter agreement outlining the terms of employment.

(4)	Mr. Wawok does not have a formal employment agreement, and his employment terms are covered by an executed letter agreement outlining the terms of employment.

(5)	Mr. Weaver does not have a written employment agreement, but under his employment arrangement he is entitled to receive his base salary through March 2008.

(6)	Mr. Shaw is not an employee but has entered into a consulting agreement with the Company.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since the completion of our initial public offering, our policy has been to refer any proposed related person transaction to the Nominating and Corporate Governance Committee for consideration and approval, and it is then discussed by the full Board of Directors. Our Code of Business Conduct and Ethics sets forth standards applicable to all directors and officers that prohibit the giving or accepting of personal benefits that could result in a conflict of interest. Any waiver of this Code for a director or an officer may only be granted by the Board of Directors. Any waiver of this Code that is granted to a director or an officer must be disclosed on a Form 8-K, as required by applicable law or the rules and regulations of the New York Stock Exchange. We may in the future adopt a separate related person transactions policy. The following transactions were entered into prior to our initial public offering and were not approved by the Nominating and Corporate Governance Committee.

ARPCO Transactions

Prior to our acquisition of ARPCO in June 2004, we shared our office space and some of our resources with ARPCO, whose shareholders included Mr. Shaw and Mr. Weaver. Subsequent to our acquisition of ARPCO, these transactions and agreements were no longer in effect.

On June 14, 2004, we acquired all of the outstanding common stock of ARPCO and Public Entity Risk Services of Ohio, Inc. from Mr. Shaw, Mr. Weaver and Larry Spilkin for aggregate consideration of $20.0 million, consisting of $15.0 million in cash and $5.0 million of promissory notes payable to Messrs. Shaw, Weaver and Spilkin. The promissory notes bore interest at the rate of 8.0% and were repaid in full in August 2005. In connection with our acquisition of ARPCO, ARPCO entered into a non-competition and confidentiality agreement with Mr. Shaw. See “Employment and Related Agreements” above.

Florida Homeowners Insurance Business

We provide management and administrative services to First Home Insurance Agency, LLC, or FHIA, a wholly owned subsidiary of First Home Acquisition Company, LLC, or FHAC. FHIA is the licensed managing general agency that provides management and administrative services for First Home Insurance Company, or FHIC. FHIC is also a wholly owned subsidiary of FHAC. FHIC is a property and casualty insurance company authorized to write homeowners, dwelling fire and allied lines insurance in Florida. FHIA manages the insurance operations of FHIC by providing, or supervising subcontractors in providing, underwriting and policy issuance services, reinsurance services, claims management services, premium collection services, regulatory and governmental compliance services, policy advisory and consulting services, advertising and marketing services, and other management and administrative services related to FHIC’s business. Our services include marketing, claims analysis, supervisory accounting, information services, product and underwriting development and management, regulatory compliance, human resource benefits and technology services. We receive a management fee of up to 1.5% of the direct written premiums associated with the policies to be serviced, with the actual amount, if any, subject to agreement of the parties in accordance with the management agreement between us and FHIA. In addition to a management fee, if any, we are also reimbursed by FHIA for all facilities and overhead expenses incurred by us for providing management services to FHIA. During 2005, we billed FHIA $0.7 million in management fees and allocated expenses. We also paid $0.3 million of expenses on behalf of FHIA and provided working capital advances of $0.3 million. During 2006, we billed FHIA $0.6 million in management fees and allocated expenses. We received $1.8 million from FHIA under this agreement during 2006, including repayments of $0.6 million and $1.2 million related to 2006 and 2005, respectively. We had $20,000 in outstanding accounts receivable from FHIA as of December 31, 2006. The term of the services agreement expires on May 31, 2008; however, the agreement may be terminated prior to such date in connection with a recapitalization of FHAC, which is currently under review by the Florida Office of Insurance Regulation. Glencoe Capital, LLC is the manager of FHAC, and an affiliate of Glencoe owns approximately 36% of the capital stock of Glencoe Acquisition, Inc., the sole member of FHAC. Mr. Shaw and Mr. Smith each own approximately 3% of the capital stock of Glencoe Acquisition, Inc., the sole member of FHAC.

Loan to Mr. Smith

In the second quarter of 2005 and prior to our initial public offering, we made an unsecured loan to Mr. Smith in an aggregate principal amount of $750,000 to provide funds for him to make an investment in FHAC. The loan was evidenced by a promissory note which bore interest at a compound annual rate of 1.0%, payable annually in arrears. The principal balance of the note was payable in three equal installments commencing in May 2006. In May 2006 and prior to our initial public offering, we forgave this loan.

Advances to Executive Officers

In 2005, we advanced $130,200 to Mr. Smith and $92,628 to Mr. Weaver to pay certain income tax liabilities incurred by them in connection with their exercise of stock options at the time of Glencoe’s original investment. Mr. Smith and Mr. Weaver repaid these amounts in June 2006 prior to our initial public offering.

Stockholder Promissory Notes

During the third quarter of 2003, we issued seven unsecured, non-convertible subordinated notes having an aggregate principal amount of $1,915,000, including $1,000,000 of which was issued to Mr. Shaw and $70,000 of which was issued to Mr. Weaver. The notes held by Mr. Shaw and Mr. Weaver bore interest at 10.25%, payable quarterly. The notes were repaid in full in August 2005.

Transactions with Glencoe Capital, LLC

In connection with Glencoe Capital, LLC’s investment in June 2004, we entered into a stockholders agreement, a securities purchase agreement, a management services agreement and a registration rights agreement with Glencoe Capital, LLC. The stockholders agreement contained restrictions on transfer, rights of first refusal, co-sale, drag-along and preemptive rights, and voting provisions relating to the composition of the company board of directors, all of which terminated upon consummation of our initial public offering in October 2006. Under the management services agreement, Glencoe provided management services, including services and assistance with respect to strategic planning, budgeting, cash management, record keeping, quality control, advisory and administrative services, finance, tax, consumer affairs, public relations, accounting, risk management, procurement and supervision of third party service providers, contract negotiation, and providing economic, investment and acquisition analysis with respect to investments and acquisitions or potential investments and acquisitions. As compensation for the services it provided under the agreement, we paid Glencoe an annual management fee of $750,000, plus reimbursement of reasonable expenses. The management services agreement terminated upon consummation of our initial public offering in October 2006 at which time we paid Glencoe a $300,000 fee in connection with such termination. Glencoe is participating in the offering as a selling stockholder.

Repurchase of Glencoe Shares

In connection with our initial public offering, we repurchased 1,779,339 shares of our common stock held by Glencoe Capital, LLC for a purchase price of $17.00 per share and paid Glencoe $58.0 million pursuant to the terms of our convertible preferred stock, which was converted into common stock in connection with our initial public offering.

Registration Rights Agreement with Glencoe and Mr. Shaw

Under the amended and restated registration rights agreement that we entered into in October 2006, each of Glencoe Capital, LLC and Mr. Shaw has the right to request that we register for public sale, on two occasions, shares of common stock having an aggregate value of at least $10,000,000. Glencoe Capital, LLC and Mr. Shaw are participating in this offering as selling stockholders. Glencoe’s rights under the amended and restated registration rights agreement will terminate upon the consummation of this offering. In addition, Mr. Shaw has “piggyback” registration rights which allows him to participate in any registered offerings of common stock by the Company for our own account or for the account of others (except non-underwritten registrations initiated by the other party).

Repurchase of Shares Held by Mr. Weaver

In September 2006, William S. Weaver exercised options to purchase 268,065 shares of common stock. After such exercise, we entered into an agreement with Mr. Weaver by which we repurchased 92,500 shares of Mr. Weaver’s common stock for an aggregate purchase price of $597,500.

Agreements With Jerome M. Shaw

We have entered into various transactions with Mr. Shaw. See “Employment and Related Agreements” above.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information as of June 13, 2007 regarding the beneficial ownership of our outstanding common stock by:

•	each person beneficially owning more than 5% of the outstanding shares of our common stock,

•	each director of the Company,

•	each named executive officer of the Company listed in the Summary Compensation Table,

•	all of our directors and executive officers as a group, and

•	each stockholder that is selling shares in this offering.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership set forth in the following table is based on 17,340,979 shares of common stock outstanding before this offering as of June 13, 2007 and 17,540,979 shares of common stock outstanding following this offering. Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder possesses sole voting and investment power with respect to its, his or her shares. Except as expressly indicated, the address for each person listed is c/o First Mercury Financial Corporation, 29110 Inkster Road, Suite 100, Southfield, Michigan 48034.

				Number		Percentage
	Number		Percentage	of Shares of	Number	of Shares
	of Shares		of Shares	Common	of Shares	Beneficially
	Beneficially		Beneficially	Stock	Beneficially	Owned
	Owned Before		Owned Before	Offered	Owned After	Following
Name	Offering		Offering(1)	Hereby	Offering	Offering(1)

Jerome M. Shaw	3,845,691	(2)	21.9%	1,300,000	2,545,691	14.4%
Glencoe Capital, LLC	1,729,260	(3)	10.0%	1,729,260	—	*
Richard H. Smith	1,314,488	(4)	7.4%	—	1,314,488	7.3%
The Guardian Life Insurance Company of America(5)	868,610		5.0%	—	868,610	5.0%
William S. Weaver	212,565	(6)	1.2%	37,000	175,565	1.0%
John A. Marazza	68,100		*	—	68,100	*
Jeffrey R. Wawok	91,312	(7)	*	—	91,312	*
Thomas Kearney	11,890		*	—	11,890	*
Louis J. Manetti	698		*	—	698	*
Hollis W. Rademacher	6,890		*	—	6,890	*
Steven A. Shapiro	27,371		*	—	27,371	*
William C. Tyler	2,890		*	—	2,890	*
Thomas B. Dulapa	91,511		*	35,000	56,511	*
All directors and executive officers as a group (9 persons)	5,369,330		29.7%	1,300,000	4,069,330	22.3%

(1)	Represents the percent of ownership of total outstanding shares of capital stock with the * indicating that the amount of ownership represents less than 1% of outstanding capital stock.

(2)	Includes 3,166,833 shares held by the Jerome M. Shaw Revocable Trust, which is controlled by Mr. Shaw, and options to purchase 187,960 shares of common stock which are exercisable currently or within 60 days of the date of this prospectus.

(3)	Glencoe Capital, LLC, as the manager of FMFC Holdings, LLC, may be deemed to be the beneficial owner of these shares. The manager of Glencoe is DSE Manager, Inc., whose President and sole director is David S. Evans, Chairman of Glencoe. Each of Glencoe, DSE Manager, Inc. and Mr. Evans disclaims any beneficial ownership in these shares, except to the extent of its respective pecuniary interest therein. The address for Glencoe is 222 West Adams Street, Suite 1000, Chicago, Illinois 60606.

(4)	Includes options to purchase 477,022 shares of common stock which are exercisable currently or within 60 days of the date of this prospectus.

(5)	The address of this stockholder is 7 Hanover Square, H-26-E, New York, NY 10004.

(6)	Shares of common stock are held by The William S. Weaver Revocable Trust, which is controlled by Mr. Weaver.

(7)	Includes options to purchase 76,312 shares that are currently exercisable or exercisable within 60 days of March 20, 2007.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated bylaws as our bylaws.

Common Stock

Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable. As of June 13, 2007, there were 17,340,979 shares of common stock issued and outstanding.

Undesignated Preferred Stock

In addition, our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors.

Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	To determine the number of shares to be included in each series;

•	To fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	To increase or decrease the number of shares of any series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights, that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of our common stock.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interest and the best interests of our stockholders. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price.

We have no present plans to issue any shares of our preferred stock.

Listing

Our shares of common stock are listed on the New York Stock Exchange under the symbol “FMR.”

Delaware Law and Charter and Bylaw Provisions’ Anti-takeover Effects

We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which we refer to as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year. We refer you to “Management.” In addition, our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the board of directors. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of common stock outstanding at the time such action is taken to amend or repeal the constituency provision of our certificate of incorporation. Our bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding shares of capital stock. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our bylaws; and

•	we must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We also plan to obtain director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

We have 17,340,979 shares of common stock outstanding, not including currently outstanding options. Upon completion of this offering, we will have 17,540,979 shares of common stock outstanding, not including currently outstanding options. Of these shares, the 11,161,764 shares sold in our initial public offering, the 3,301,260 shares sold in this offering, plus any additional shares sold upon the exercise of the underwriters’ over-allotment option, are or will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless those shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The 4,069,330 shares of common stock held by our executive officers and directors (including options exercisable within 60 days) are subject to the 90-day lock-up period described below.

Rule 144

In general, under Rule 144, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 175,409 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Lock-up Agreements

We, our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Registration Rights Agreement

Under our amended and restated registration rights agreement, Mr. Shaw has the right to request that we register for public sale, on two occasions, shares of common stock having an aggregate value of at least

$10,000,000. In addition, Mr. Shaw has “piggyback” registration rights which allows him to participate in any registered offerings of our common stock for our own account or for the account of others (except non-underwritten registrations initiated by the other party).

Stock Options

We have filed a registration statement to register for resale the shares of common stock which are reserved and available for issuance under our omnibus incentive plan. Accordingly, shares issued upon the exercise of stock options granted under our stock option plans, will, subject to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be eligible for resale in the public market from time to time.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to “—Federal Estate Taxes” below.

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. Holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, if we were to make distributions with respect to our common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. Holder’s basis in our common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our common stock.

Subject to the discussion below, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. Holder. A Non-U.S. Holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.

Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States or (ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the Non-U.S. Holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.

Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a “United States real property holding corporation.”

The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.

Backup Withholding Tax and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder of common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 28% but is scheduled to increase in the year 2011. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.

The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a “U.S. related person” will not be subject to information reporting or backup withholding. For this purpose, a “U.S. related person” is a foreign person with one or more enumerated relationships with the United States.

In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the requisite procedures are followed.

Federal Estate Taxes

An individual Non-U.S. Holder who is treated as the owner of our common stock at the time of his death generally will be required to include the value of such common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

J.P. Morgan Securities Inc.	1,650,630
Keefe, Bruyette & Woods, Inc.	1,650,630

Total	3,301,260

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 495,189 additional shares of common stock at the offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of a representative, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “FMR.”

The following table shows the underwriting discounts that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by the Company

	No	Full
	Exercise	Exercise

Per share	$1.06	$1.06
Total	$212,000	$736,900

Paid by the Selling Stockholders

	No	Full
	Exercise	Exercise

Per share	$1.06	$1.06
Total	$3,287,336	$3,287,336

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering (other than underwriting discounts) will be $0.5 million.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We maintain a credit facility with JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., pursuant to which we pay customary fees and expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Certain legal matters related to this offering will be passed upon for us by Foley & Lardner LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in its report which is incorporated by reference in this prospectus, and are incorporated by reference in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. All of these filings are publicly available free of charge on our website at www.firstmercury.com as soon as practicable after filing such documents with the SEC. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus. Our website address is included here only as a reference. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of duplicating fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330, or you may inspect the reports and other information without charge at the SEC’s website, www.sec.gov. First Mercury Financial Corporation maintains a website at www.firstmercury.com. Our Bylaws, Corporate Governance Guidelines, Code of Business Conduct and Ethics, Audit Committee Charter, Compensation Committee Charter and Nominating and Corporate Governance Committee Charter are available on this website under “Investor Relations” and “Corporate Governance.” In addition, you may obtain a copy of any of these documents without charge by sending a request to First Mercury Financial Corporation, 29110 Inkster Road, Suite 100, Southfield, Michigan 48034, Attn: Corporate Secretary.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 15, 2007;

•	our Proxy Statement relating to our annual meeting held on May 9, 2007, filed on April 9, 2007 (other than any portions of such Proxy Statement that are furnished rather than filed under the Exchange Act); and

•	our Quarterly Report for the quarter ended March 31, 2007, filed on May 10, 2007.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus at no cost. Any such request may be made in writing or by telephoning us at the following address or phone number: First Mercury Financial Corporation, 29110 Inkster Road, Suite 100, Southfield, Michigan 48034, (800) 762-6837, Attn: Corporate Secretary.

These documents may also be accessed through our internet website at www.firstmercury.com or as described under “Where You Can Find More Information” above. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

GLOSSARY OF SELECTED INSURANCE TERMS

Accident year The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.

Admitted assets Assets of an insurer permitted by a state to be taken into account in determining the insurer’s financial condition for statutory purposes.

Admitted insurers Insurers operating on an admitted basis that file premium rate schedules and policy forms for review and, in some states, approval by the insurance regulators in each state in which they do business. Admitted carriers also are subject to other market conduct regulation and examinations in the states in which they are licensed.

Allocated loss adjustment expenses Loss adjustment expenses specifically identified and allocated to a particular claim.

Assume To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Assumed reinsurance Insurance liabilities acquired from a ceding company through reinsurance.

Calendar year The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.

Capacity The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect restrictions.

Case reserves Loss reserves established with respect to outstanding, individually reported claims.

Casualty insurance Coverage primarily for the liability of an individual or organization that results from negligent acts and/or omissions, that cause bodily injury and/or property damage to a third party.

Combined ratio The sum of the loss and loss adjustment expense ratio and the expense ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Earned premium The portion of premiums written that is allocable to the expired portion of the policy term.

Excess and surplus (“E&S”) lines Insurance coverage generally not available from an admitted company in the regular market; thus, a surplus lines broker agent representing an applicant seeks coverage in the surplus lines market from a nonadmitted insurer according to the insurance regulations of a particular state.

Excess of loss reinsurance Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or “retention.”

Expense ratio The ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums. (For statutory purposes, the ratio of underwriting expenses incurred to net written premiums.)

Fronting The process by which a primary insurer cedes all or virtually all of the insurance risk of loss to a reinsurer who also controls the underwriting and/or claims handling process either directly or through a managing general agent.

General liability insurance Coverage primarily for the liability of an individual or organization that results from negligent acts and/or omissions that cause bodily injury and/or property damage on the premises of a business, when someone is injured as the result of using the product manufactured or distributed by a business or when someone is injured in the general operation of a business.

Hard market The “up” phase of the underwriting cycle where competition is less intense, underwriting standards become more stringent, the supply of insurance is limited due to the depletion of capital and, as a result, rates rise. The prospect of higher profits draws more capital into the marketplace, leading to more competition and the corresponding “down” or “soft” phase of the cycle.

IBNR claims or IBNR reserves See “Incurred but not reported”

Incurred but not reported (“IBNR”) reserves Reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer.

Incurred losses Paid loss and loss adjustment expenses, case reserves for estimated losses and loss adjustment expenses and IBNR reserves.

Insurance Regulatory Information System (“IRIS”) ratios Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Liability insurance Coverage for sums that the insured becomes legally obligated to pay because of bodily injury or property damage, and sometimes other wrongs to which an insurance policy applies.

Loss An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited, or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses The expenses of settling claims, including legal and other fees and the portion of internal operating expenses allocated to claim settlement costs.

Loss and loss adjustment expense reserves or LAE reserves A balance sheet liability for unpaid losses and loss adjustment expenses which represents estimates of amounts needed to pay losses and loss adjustment expenses, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.

Loss ratios The ratio of incurred losses and loss adjustment expenses to net earned premiums.

Loss reserves Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.

Losses and loss adjustment expenses The sum of losses and loss adjustment expenses incurred.

Losses incurred The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.

National Association of Insurance Commissioners (“NAIC”) An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net earned premiums The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cessation of reinsurance.

Net written premiums Direct written premiums plus assumed written premiums less premiums ceded to reinsurers.

P&C See “Property insurance” and “Casualty insurance.”

Policyholders’ surplus As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Policyholder surplus is also referred to as “statutory surplus,” “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Premiums produced Premiums billed by CoverX on insurance policies that it produces and underwrites on behalf of FMIC and other third party insurers.

Professional liability Coverage for specialists in various professional fields. Since basic liability policies do not protect against situations arising out of business or professional pursuits, professional liability insurance is purchased by individuals who hold themselves out to the general public as having greater than average expertise in particular areas.

Property insurance Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Quota share reinsurance Reinsurance under which the insurer cedes an agreed fixed percentage of liabilities, premiums, and losses for each policy covered on a pro rata basis.

Rates Amounts charged per unit of insurance.

Redundancy (deficiency) Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the liability is less (greater) than the posted reserves. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reinsurance Form of insurance that insurance companies buy for their own protection, i.e., “a sharing of insurance.” An insurer reduces its possible maximum loss on either an individual risk or a large number of risks by giving a portion of its liability to another insurance company.

Reinsurance recoverables Recoverables on paid and unpaid losses and loss adjustment expenses, plus ceded unearned premiums (also referred to as prepaid reinsurance premiums), less ceded reinsurance balances payable (ceded premiums payable net of ceding commissions receivable including any profit sharing ceding commissions).

Reserves or loss reserves Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Retention See “Risk retention.”

Risk-based capital (“RBC”) A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.

Risk retention The amount or portion of a risk an insurer retains for its own account after ceded reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.

Soft market The “down” phase of the underwriting cycle, characterized by the drop in premium rates as insurance companies compete vigorously to increase market share. As the market softens to the point that profits diminish or vanish completely, the capital needed to underwrite new business is depleted, leading to less competition and the corresponding “up” or “hard” phase of the cycle.

Specialty insurance Coverage for businesses whose risks are harder to assess because of the nature of the endeavor or limited number of potential insured, where underwriters have been reluctant to write coverages, or when new kinds of businesses emerge.

Statutory accounting principles (“SAP”) The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the insurance company’s state of domicile for recording transactions and preparing financial statements.

Statutory surplus See “Policyholders’ surplus.”

Subrogation A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

Surplus See “Policyholders’ surplus.”

Third party administrator Performance of managerial and clerical functions related to an insurance plan by an unaffiliated individual or company.

Third party liability A liability owed to a claimant (or “third party”) who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.

Treaty reinsurance A reinsurance agreement between the ceding company and the reinsurer, usually for one year or longer, which stipulates the technical particulars applicable to the reinsurance of some class or classes of business. Reinsurance treaties may be divided into two broad classifications: (1) the participating type (proportional) which provides for sharing of risks between the ceding company and the reinsurer; and (2) the excess type (non-proportional) which provides for indemnity by the reinsurer only for a loss that exceeds some specified predetermined monetary amount.

Unallocated loss adjustment expenses Loss adjustment expenses not specifically identified to a particular case, including claims department expenses, and general overhead and administrative expenses associated with the adjustment and processing of claims. These expenses are based on internal cost studies and analyses.

Underwriter An individual who examines, accepts, or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.

Underwriting expenses All costs associated with acquiring and servicing business, including commissions, premium taxes, and general and administrative expenses.

Underwriting profit or underwriting loss results The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses and underwriting expenses. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium The portion of premiums written that is allocable to the unexpired portion of the policy term.

Writing The issuance by an insurance company of an insurance policy. Direct writing occurs when the insurance company issues the insurance policy and has primary liability to the policyholder. Indirect writing occurs when an insurance company assumes a portion of the risk under a policy from the issuer of the insurance policy as a reinsurer or through quota share arrangements.

3,301,260 shares

First Mercury
Financial Corporation

Common Stock

PROSPECTUS
June 14, 2007

JPMorgan	Keefe, Bruyette & Woods